Exhibit 99.2

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 29, 2026

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the shareholders (each a “Shareholder”) of Versamet Royalties Corporation (“Versamet” or the “Company”) will be held at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, Canada, V6B 0S6 on June 29, 2026, at 10:00 a.m. (Vancouver time), for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2025, and the auditors’ report thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company until the next annual general meeting and to authorise the board of directors to set their remuneration;

4.	to consider and, if thought advisable, to approve a special resolution, the full text of which is set forth in the accompanying management information circular of the Company dated May 19, 2026 (the “Circular”), adopting certain amendments to the articles of the Company;

5.	to consider and, if thought advisable, to approve an ordinary resolution, the full text of which is set forth in the Circular, adopting certain amendments to the Company’s omnibus equity incentive plan dated September 1, 2022; and

6.	to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

Accompanying this Notice of Meeting is the Circular, which provides additional information relating to the business to be conducted at the Meeting, a form of proxy (the “Proxy”) or voting instruction form (the “VIF”), and a form whereby Shareholders may request that the Company’s annual and/or interim financial statements and corresponding management’s discussion and analysis be mailed to them.

The board of directors of the Company has fixed a record date as of the close of business on May 19, 2026, for the purpose of determining the Shareholders of record that will be entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

Notice and Access

The Company is using the notice-and-access procedures (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Circular for the Meeting to its Shareholders.

Under Notice and Access, instead of receiving paper copies of the Meeting materials, including the Circular and related proxy solicitation materials (including the Company’s audited consolidated annual financial statements for the year ended December 31, 2025), Shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Meeting materials electronically or request a paper copy. Registered Shareholders will still receive a proxy form enabling them to vote at the Meeting. The use of Notice and Access in connection with the Meeting reduces paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Meeting materials to those registered Shareholders who have existing instructions on their account to receive paper copies of the Company’s Meeting materials.

The Company urges Shareholders to review the Circular before voting.

Accessing Meeting Materials Online

The Meeting materials can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and at www.docs.tsxtrust.com/2438.

Requesting Printed Meeting Materials

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-600-5869. In order to receive a paper copy in time to vote before the Meeting, your request should be received by June 18, 2026.

Proxies are being solicited by management of the Company. Registered Shareholders who are unable to be present in person at the Meeting are requested to date, complete and sign the enclosed Proxy and return it in the addressed envelope provided for that purpose (or use the communication means provided in the Proxy). To be valid, the completed Proxy must be deposited with the Company’s transfer agent, TSX Trust Company (the “Transfer Agent”) at the following address: TSX Trust Company, by mail at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department; by facsimile to 1 416-595- 9593; or online with your 12-digit control number at www.voteproxyonline.com, by June 25, 2026 at 10:00 a.m. (Vancouver time) or in the case of any adjournment or postponement of the Meeting, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting.

Dated as of May 19, 2026

BY ORDER OF THE BOARD OF DIRECTORS

“Daniel O’Flaherty”

DANIEL O’FLAHERTY

Chief Executive Officer and Director

The enclosed materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder and the Company or its agents have sent these materials directly to you, your name and address and information about your holdings of common shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your common shares on your behalf.

INFORMATION CIRCULAR

(information as at May 19, 2026 except as otherwise indicated)

On September 12, 2025 we completed a consolidation, or a reverse stock split, of our issued and outstanding common shares (each a “Common Share”) on the basis of one (1) new Common Share for five (5) old Common Shares. Unless otherwise stated as “Pre-Split”, the Common Share and per Common Share information in the rest of this Information Circular (the “Circular”) reflect such consolidation or reverse stock split.

PERSONS MAKING THE SOLICITATION

This Circular is furnished in connection with the solicitation of proxies being made by the management of Versamet Royalties Corporation (“Versamet” or the “Company”) for use at the Annual General and Special Meeting (the “Meeting”) of the holders (each a “Shareholder”) of Common Shares of the Company to be held on June 29, 2026 at the time and place and for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”).

While it is expected that the solicitation of proxies will be made primarily by mail, proxies may also be solicited personally, by telephone or other means of communication by the directors, officers, employees and agents of the Company. All costs of this solicitation will be borne by the Company. Unless otherwise indicated, all dollar amounts in this Circular are in United States dollars.

NOTICE AND ACCESS

The Company is using notice-and-access procedures (“Notice and Access”) to deliver its 2026 Meeting materials to its Shareholders. The Notice and Access procedures are a mechanism which allows reporting issuers to choose to deliver proxy-related materials to registered shareholders and non-registered shareholders by posting such materials on a non-SEDAR+ website rather than delivering such materials by mail.

The Meeting materials, including this Circular and related proxy solicitation materials (including the Company’s audited consolidated annual financial statements for the year ended December 31, 2025), have been posted in full under the Company’s profile on the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca, on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at www.sec.gov and at www.docs.tsxtrust.com/2438.

The Company has determined that those registered and beneficial Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting materials together with the Notice of Meeting and form of proxy or voting instruction form.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-600-5869. In order to receive a paper copy in time to vote before the Meeting, your request should be received by June 18, 2026.

APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholders in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company or both. A Shareholder wishing to appoint some other person (who need not be a Shareholder) to attend and act for the Shareholder and on the Shareholder’s behalf at the Meeting, or any adjournment or postponement thereof, has the right to do so, either by inserting such person’s name in the blank space provided in the Proxy and striking out the two printed names, or by completing another valid proxy. A Proxy will not be valid unless it is completed, dated and signed and delivered to TSX Trust Company, by mail at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department; by facsimile to 1.416.595.9593; or online with your 12-digit control number at www.voteproxyonline.com, by June 25, 2026 at 10:00 a.m. (Vancouver time) or in the case of any adjournment or postponement of the Meeting, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

NON-REGISTERED HOLDERS

Only registered Shareholders (“Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Company are “non-registered” Shareholders because the Common Shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only Registered Shareholders (or duly appointed proxyholders) may complete a Proxy or vote at the Meeting in person. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which company acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.

This Circular and accompanying materials are being sent to both Registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non- Objecting Beneficial Owners”, or “NOBOs”). Subject to the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents and use this NOBO list for distribution of proxy-related materials directly to NOBOs.

The Company is taking advantage of those provisions of NI 54-101 that permit the Company to deliver proxy-related materials to the Company’s NOBOs who have not waived the right to receive them. As a result, NOBOs can expect to receive a Voting Instruction Form (“VIF”) together with the Notice and Access Notice and related documents through their respective broker or other intermediary. These VIFs are to be completed and returned in line with the instructions provided by each NOBO’s respective broker or other intermediary. NOBOs should carefully follow the instructions provided, including those regarding when and where to return the completed VIFs.

Should a NOBO wish to attend and vote at the Meeting in person, the NOBO must insert the NOBO’s name (or such other person as the NOBO wishes to attend and vote on the NOBO’s behalf) in the blank space provided for that purpose on the VIF and return the completed VIF in line with the instructions provided by their broker or other intermediary. If a NOBO or a nominee of the NOBO is appointed as a proxyholder pursuant to such request, the appointed proxyholder will need to attend the Meeting in person in order for their votes to be counted.

NOBOs that wish to change their vote must contact their broker or other intermediary who provided the instructions to arrange to change their vote in sufficient time in advance of the Meeting.

The Company does not intend to pay for intermediaries to deliver the Meeting materials and Form 54- 101F7 – Request for Voting Instructions Made by Intermediary to OBOs. As a result, OBOs will not receive the Meeting materials unless their intermediary assumes the costs of delivery.

Should an OBO wish to vote at the Meeting in person, the OBO must insert the OBO’s name (or such other person as the OBO wishes to attend and vote on the OBO’s behalf) in the blank space provided for that purpose on the request for a VIF and return the completed request for a VIF form to the intermediary or its service provider or the OBO must submit, to their intermediary, any other document in writing that requests that the OBO or a nominee of the OBO be appointed as proxyholder. If the OBO or a nominee of the OBO is appointed a proxyholder pursuant to such request, the appointed proxyholder will need to attend the Meeting in person in order for their votes to be counted.

Only Registered Shareholders have the right to revoke a Proxy. NOBOs and OBOs who wish to change their vote must, sufficiently in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary, revoke their Proxy in accordance with the revocation procedures set out below.

All references to Shareholders in this Circular, the accompanying Proxy and Notice of Meeting of Shareholders are to Registered Shareholders unless specifically stated otherwise.

REVOCABILITY OF PROXIES

A Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, Canada V6B 0S6, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The Common Shares represented by a properly executed Proxy in favour of persons designated as proxyholders in the enclosed Proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the Proxy, be voted in accordance with the specification made in such Proxy.

If, however, direction is not made in respect of any matter, the Proxy will be voted as recommended by management of the Company.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, the persons designated by management as proxyholders in the enclosed Proxy will have the discretion to vote in accordance with their judgment on such matters or business. At the time of the printing of this Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The directors of the Company have set May 19, 2026, as the record date (the “Record Date”) for determining which Shareholders shall be entitled to receive a notice of and to vote at the Meeting.

As at the Record Date, there were a total of 108,590,241 Common Shares issued and outstanding. Each Common Share entitles the Shareholder(s) thereof to one vote for each Common Share shown as registered in the Shareholders’ name on the Record Date. Only Shareholders of record holding Common Shares at the close of business on the Record Date who either attend the Meeting in person or who have completed and delivered a Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a valid Proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every Shareholder present in person or represented by a valid Proxy and every person who is a representative of one or more corporate Shareholders, will have one vote for each share registered in that Shareholder’s name on the list of Shareholders, which is available for inspection during normal business hours at TSX Trust Company. and will be available at the Meeting. Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers of the Company, as at May 19, 2026, no Shareholders of the Company beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company, except for the following:

Name	Number of Common Shares Beneficially Owned	Percentage of Issued Common Shares
B2Gold Corp. (“B2Gold”)	30,460,525	28.1%(1)
Tether Investments S.A. de C.V. (“Tether”)	13,718,812	12.6%(2)
Equinox Gold Corp. (“Equinox”)	11,617,915	10.7%(3)

(1)	27.1% on a fully-diluted basis.

(2)	12.2% on a fully-diluted basis.

(3)	10.3% on a fully-diluted basis.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set out in this Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the approval of the amendments to the Omnibus Plan (as defined below).

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Annual Financial Statements

The audited consolidated financial statements of the Company for the year ended December 31, 2025, together with the report of the Company’s auditors thereon, available under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and at www.docs.tsxtrust.com/2438, will be presented to the Shareholders at the Meeting.

Election of Directors

The directors of the Company are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed. Management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

There are presently seven directors of the Company, all of whom will be standing for re-election.

Certain Shareholders of the Company, including B2Gold, Tether and Equinox are party to investor rights agreements with the Company pursuant to which such Shareholders have certain director nomination rights, subject to the terms and conditions thereof. B2Gold and Tether have each exercised their director nomination right in respect of the Meeting and Michael McDonald and Juan Presa are their respective nominees. Equinox has not exercised its director nomination right in respect of the Meeting.

The following table and notes thereto state the name of each person proposed to be nominated by management for election as a director, the city, province or state and country in which they are ordinarily resident, all offices of the Company now held by them, their principal occupation, business or employments of each proposed director within the preceding five years, the date they were first appointed as a director of the Company and the number of Common Shares beneficially owned by them, directly or indirectly, or over which they exercises control or direction, as at the Record Date.

Name, Position with Company, Province or State and Country of Residence	Date First Appointed as Director	Present and Principal Occupation During the Past Five Years (1)	Number of Common Shares beneficially owned or over which control or direction is exercised(2)
Gregory Smith(3)(4) Non-Executive Chairman and Director BC, Canada	June 28, 2022	President (since 2017) and CEO (since 2022) of Equinox until 2025.	1,225,817
Daniel O’Flaherty CEO and Director Cayman Islands	April 1, 2025	Co-founder and CEO of Maverix Metals Inc. from 2016 to sale to Triple Flag Precious Metals Corp. in 2022.	2,761,703(5)
Marcel de Groot(3)(6) Director BC, Canada	January 31, 2022	President of Pathway Capital Ltd.	1,559,681
Michael McDonald(4)(6)(7) Director BC, Canada	July 31, 2024	VP, Investor Relations, Corporate Development & Treasury at B2Gold.	Nil
Elizabeth McGregor(4)(6) Director	May 12, 2025	Corporate Director.	1,400

Name, Position with Company, Province or State and Country of Residence	Date First Appointed as Director	Present and Principal Occupation During the Past Five Years (1)	Number of Common Shares beneficially owned or over which control or direction is exercised(2)
BC, Canada
Mark Backens(3) Director South Dakota, USA	May 12, 2025	Independent consultant providing corporate and executive administrative services.	37,250
Juan Presa(8) Director València, Spain	March 13, 2026	General Counsel of Union Group since February 2016; Corporate Execution Manager of Tether since November 2025.	10,000

(1)	Details with respect to other directorships for each director can be found under “Statement of Corporate Governance Practices – Public Company Board Memberships”.

(2)	Statements as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors named above are, in each instance, based upon information furnished by the individual concerned and is calculated as at the Record Date.

(3)	Member of the GN Committee (as defined below).

(4)	Member of the Compensation Committee (as defined below).

(5)	Includes 2,743,503 Common Shares held by Vandelay Industries SEZC.

(6)	Member of the Audit Committee (as defined below).

(7)	Mr. McDonald is the nominee of B2Gold pursuant to an investor rights agreement between B2Gold and the Company. B2Gold beneficially owns, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares.

(8)	Mr. Presa is the nominee of Tether pursuant to an investor rights agreement between Tether and the Company. Tether beneficially owns, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares.

Corporate Cease Trade Orders and Bankruptcies

No proposed director of the Company is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company, is or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets:

No proposed director of the Company is or has within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director of the Company has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement, with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditor

Management of the Company proposes to nominate PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), at its offices located at 250 Howe St Suite 1400, Vancouver, BC, as auditors of the Company to hold office until the close of the next annual general meeting of Shareholders. It is proposed that the remuneration to the auditors be fixed by the Directors. At the Meeting, Shareholders will be asked to approve the appointment of PwC as the auditors of the Company for the ensuing year.

Effective May 15, 2026, the Company’s prior auditor, KPMG LLP (“KPMG”), resigned as auditor of the Company and PwC was appointed to fill the vacancy for the fiscal year ended December 31, 2026. In accordance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), a notice of change of auditor (the “Notice of Change”) was sent to KPMG and PwC, each of whom has provided a letter to the securities regulatory authorities in each of the jurisdictions where the Company is a reporting issuer stating that they agree with the statement made in the Notice of Change. A “reporting package”, as defined in NI 51-102, relating to the change (comprising the Notice of Change of Auditors from the Company and confirmation letters from each of KPMG and PwC) is attached to the Circular as Schedule A.

Unless otherwise directed, it is the intention of the persons designated by management in the form of proxy to vote proxies in the accompanying form in favour of the appointment of PwC as auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Articles Amendments

The Company proposes to make certain amendments to its Articles (the “Articles”) to better align the Articles with current corporate governance best practice guidelines for Toronto Stock Exchange (“TSX”) listed companies and the provisions of the Business Corporations Act (British Columbia) (“BCBCA”). In particular, the board of directors of the Company (the “Board”) believes it is in the best interests of the Company to amend the Articles (collectively, the “Article Amendments”), to:

(a)	provide that the type of resolution required to (i) make certain alterations to the authorized share structure as set out in section 9.1 of the Articles and (ii) create special rights and restrictions as set out in section 9.2 of the Articles, is an ordinary resolution;

(b)	remove section 10.4 of the Articles concerning the location of the meeting of Shareholders, such that the location of shareholder meetings will now solely be governed by the provisions of the BCBCA;

(c)	increase the quorum for the transaction of business at any meeting of Shareholders, as set out in section 11.3 of the Articles, from one Shareholder present or represented by proxy, to two Shareholders present in person or by proxy holding at least 25% of the issued shares;

(d)	add section 11.4 of the Articles to provide that if there is only one Shareholder entitled to vote at the meeting, such Shareholder may constitute quorum;

(e)	add Article 24 to the Articles to include advance notice provisions intended to (i) facilitate an orderly and efficient process for holding annual general meetings or, where the need arises, special shareholder meetings; (ii) ensure that all Shareholders receive adequate notice of the director nominations and sufficient information with respect to all director nominees; and (iii) allow Shareholders to register an informed vote on director elections, having been afforded reasonable time for appropriate deliberation;

(f)	remove the alternate director provisions, as set out in Article 15 of the Articles, such that the Company’s directors will no longer have a right to appoint a person to be their alternate and act in place of them at any meeting of the Board or a committee of the Board; and

(g)	make certain other amendments of a housekeeping nature.

A blacklined copy of the Articles reflecting the proposed Article Amendments is attached as Schedule B to this Circular.

At the Meeting, Shareholders will be asked to consider, and if thought fit, approve the following special resolutions approving the amendment of the Articles (the “Article Amendment Resolution”):

“BE IT RESOLVED, as a special resolution of the holders of common shares of Versamet Royalties Corporation (the “Company”), that:

1.	the existing Articles of the Company be amended as set out in Schedule B of the Company’s management information circular dated May 19, 2026; and

2.	any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, and to deliver or cause to be delivered, all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of these resolutions, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

In accordance with the BCBCA and the Articles, in order for the Article Amendment Resolution to be passed, it must be approved by two-thirds of the votes cast by Shareholders who vote at the Meeting, either in person or by proxy.

Unless otherwise directed, it is the intention of the persons designated by management in the form of proxy to vote proxies in the accompanying form in favour of the Article Amendment Resolution.

Amendments to the Omnibus Incentive Plan

The Company’s omnibus equity incentive plan dated September 1, 2022 (the “Omnibus Plan”) provides an incentive to such Eligible Participants (as defined below) to continue their services to the Company or a subsidiary and to motivate such Eligible Participants whose skills, experience, performance and loyalty to the objectives and interests of the Company or a subsidiary are necessary or essential to its success. On May 19, 2026, the Board has approved certain amendments to the Omnibus Plan (the “Amended Omnibus Plan”). A summary of the key terms of the Amended Omnibus Plan can be found under the heading “Summary of Amended Omnibus Plan Terms” of this Circular.

The Omnibus Plan currently provides for a maximum number of Common Shares issuable thereunder of 10% of the number of Common Shares issued and outstanding from time to time. The Omnibus Plan is accordingly considered an “evergreen” plan, since the Common Shares covered by stock options (“Options”) which have been exercised, and Common Shares covered by Options or Awards (as defined below) that have been cancelled with no issuance of Common Shares in connection therewith, shall be available for subsequent grants under the Omnibus Plan and the number of Options and Awards available to grant increases as the number of issued and outstanding Common Shares of the Company increases.

The Board has determined that it is in the best interests of the Company to make, and the Company proposes to make, the following amendments to the Omnibus Plan, subject to receipt of Shareholder approval at the Meeting (collectively, the “Omnibus Plan Amendments”):

(a)	amending, adding and deleting certain definitions to align with definitions in applicable TSX policies;

(b)	removing certain participation and vesting limitations, which were TSX Venture Exchange (“TSXV”) requirements no longer applicable to the Company;

(c)	amending section 4.4 such that the expiry date of SARs (as defined below) is also subject to Blackout Period (as defined in the Amended Omnibus Plan) extensions;

(d)	amending section 5.7(2) to clarify that Share-Settled Share Units (as defined in the Amended Omnibus Plan) are always settled in Common Shares;

(e)	removing the annual shareholder approval requirement in section 8.3, which was a TSXV requirement no longer applicable to the Company, such that the Company will now be required to seek shareholder approval every three years to approve the unallocated entitlements under the Amended Omnibus Plan as per applicable TSX policies;

(f)	to clarify the procedure of a “cashless exercise” for Options; and

(g)	certain other amendments of a housekeeping nature.

As of the date of this Circular, 2,905,407 Options, 1,090,631 restricted share units (“RSUs”) (convertible in aggregate into up to 1,090,631 Common Shares), no performance share units (“PRSUs” or together with RSUs, “Share Units”), no deferred share units (“DSUs”), and no share appreciation rights (“SARs”) representing approximately 2.7%, 1.0%, Nil %, Nil % and Nil % of issued and outstanding Common Shares as of the date hereof, respectively. An aggregate of up to 6,862,986 Common Shares (approximately 6.3% of the issued and outstanding Common Shares as of the date hereof) remain available for issuance under the Omnibus Plan upon exercise or settlement, as applicable, of future Options or Awards. Please see “Securities Authorized for Issuance under Equity Compensation Plan” herein for further details.

If the Omnibus Plan Amendments are not approved at the Meeting, the terms of the current Omnibus Plan will continue in full force and effect.

A copy of the Amended Omnibus Plan, marked to show the Omnibus Plan Amendments, is attached to this Circular as Schedule C.

At the Meeting, Shareholders will be asked to consider, and if thought fit, approve the following resolutions approving the Omnibus Plan Amendments (the “Omnibus Plan Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the holders of common shares of Versamet Royalties Corporation (the “Company”), that:

1.	the omnibus equity incentive plan dated September 1, 2022 of the Company be amended as set out in Schedule C of the Company’s management information circular dated May 19, 2026; and

2.	any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, and to deliver or cause to be delivered, all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of these resolutions, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

In accordance with the BCBCA and the Articles, in order for the Omnibus Plan Resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote at the Meeting, either in person or by proxy.

Unless otherwise directed, it is the intention of the persons designated by management in the form of proxy to vote proxies in the accompanying form in favour of the Omnibus Plan Resolution.

SUMMARY OF AMENDED OMNIBUS PLAN TERMS

The material features of our Amended Omnibus Plan are summarized below. The information below should be read in conjunction with the Amended Omnibus Plan. Any definitions or capitalized terms used or referenced below have the same meaning attributed to them in the Amended Omnibus Plan which will be accessible on the Company’s SEDAR+ profile at www.sedarplus.ca. The Amended Omnibus Plan is referred to in the following summary as the Omnibus Plan.

Purpose

The purpose of the Omnibus Plan is:

(a)	to increase the interest in the Company’s Directors, Employees and Service Providers (“Eligible Participants”) who share responsibility for the business management and growth of the Company;

(b)	to provide an incentive to such Eligible Participants to continue their services to the Company or a subsidiary and to motivate such Eligible Participants whose skills, experience, performance and loyalty to the objectives and interests of the Company or a subsidiary are necessary or essential to its success;

(c)	to reward Eligible Participants for their performance of services while working for the Company or a subsidiary; and

(d)	to provide a means through which the Company or a subsidiary may attract and retain able persons to enter its employment or service.

“Participant” means any Eligible Participant that is granted one or more Awards (as defined herein) under the Omnibus Plan.

The Company will not offer financial assistance to any Participant in regard to the exercise of any Award.

Types of Awards

The Omnibus Plan provides for the grant of Options, Share Units, SARs, and DSUs (each an “Award” and, collectively, the “Awards”). All Awards are granted by an agreement, certificate or other instrument or document evidencing the Award granted under the Omnibus Plan (an “Award Agreement”).

Plan Administration

The Omnibus Plan is administered and interpreted by the Board or, if the Board by resolution so decides, by a committee appointed by the Board. If such committee is appointed for this purpose, all references to the “Board” in the Omnibus Plan will be deemed references to such committee.

Subject to the provisions of the Omnibus Plan, the Board is authorized, in its sole discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration and operation of the Omnibus Plan as it may deem necessary or advisable. The interpretation, administration, construction and application of the Omnibus Plan and any provisions thereof made by the Board will be final and binding on the Company, its subsidiaries and all Eligible Participants.

Nothing contained in the Omnibus Plan prevents the Board from adopting other or additional Share Compensation Arrangements (as defined herein) or other compensation arrangements, subject to any required approvals.

Shares Available for Awards

The number of Common Shares reserved for issuance, in the aggregate, pursuant to the settlement or exercise of Awards granted under the Omnibus Plan will be equal to a maximum of 10% of the issued and outstanding Common Shares (“Issued Shares”) from time to time, less the number of Common Shares reserved for issuance pursuant to any other stock option plan, employee stock purchase plan, long-term incentive plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares from treasury (each, a “Share Compensation Arrangement”).

Limits on Grants

1.	In no event will the Omnibus Plan, together with all other previously established and outstanding Share Compensation Arrangements, permit at any time:

(a)	the maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued to Insiders (as a group) to exceed 10% of the Issued Shares at any point in time;

(b)	the maximum aggregate number of Common Shares that may be issued in any 12-month period to Insiders (as a group) to exceed 10% of the Issued Shares; or

(c)	the maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued in any 12-month period to any one Person (as defined and where permitted under the Omnibus Plan, any companies that are wholly owned by that Person) to exceed 5% of the Issued Shares, calculated as at the date any Award is granted or issued to the Person, unless the Company has obtained the requisite disinterested shareholder approval.

2.	Upon authorization by the Board of the exercise of an Option on a “cashless exercise” basis pursuant to Section 3.7(3) of the Omnibus Plan or “net exercise” basis pursuant to Section 3.7(4), the number of Options exercised, surrendered or converted, and not the number of Common Shares actually issued by the Company, will be included in calculating the Option limits set forth in Section 2.4(1)(b) and Section 2.5 of the Omnibus Plan. Notwithstanding the foregoing, any Award that has been settled in cash, cancelled, terminated, surrendered, forfeited or expired without being exercised, and pursuant to which no securities have been issued, will continue to be issuable under the Omnibus Plan.

Description of Awards

Options

An Option is an option granted by the Company to a participant entitling such participant to acquire a designated number of Common Shares from treasury at the Option Price. For greater certainty, the Company is obligated to issue and deliver the designated number of Common Shares on the exercise of an Option and shall have no independent discretion to settle an Option in cash or other property other than Common Shares issued from treasury. For the avoidance of doubt, no dividend equivalents shall be granted in connection with an Option.

The price per Common Share to be payable upon the exercise of each Option will be determined and approved by the Board when the applicable Option is granted, and will not be less than the Market Price as of the Grant Date. Under the Omnibus Plan, “Market Price” means (a) if the Common Shares are then listed on the TSX, the closing price per Common Share on the TSX on the last Trading Day prior to the particular date as of which the Market Price is required to be determined (b) if the Common Shares are not listed on the TSX, the closing price per Common Share on any other Exchange on which the Common Shares are then listed (and, if more than one, will be the Exchange on which the majority of trading in the Common Shares occurs) on the last trading day prior to such date, or (c) if the Common Shares are not listed on any Exchange as of such date, such price as is determined solely by the Board, acting reasonably and in good faith, and such determination will be conclusive and binding on all Persons.

The Board will determine, at the time of granting a particular Option, the period during which such Option is exercisable, which will not be more than 10 years after the Grant Date and which may be shortened in accordance with the Omnibus Plan and the applicable Award Agreement. Unless otherwise determined by the Board, all unexercised Options will be automatically cancelled, without any compensation to the Participant, on the Expiry Date of such Options. Notwithstanding the foregoing, if the Expiry Date falls within a Blackout Period, the Expiry Date will be the date that is 10 Business Days after the Blackout Expiry Date and may not be further extended by the Board.

Prior to its expiration or earlier termination in accordance with the Omnibus Plan, each Option shall be exercisable at such time or times and/or pursuant to the achievement of such performance criteria and/or other vesting conditions as the Board, at the time of granting the particular Option, may determine in its sole discretion.

The Board may, on terms established by it in its sole discretion and in accordance with Exchange policies, permit an Option to be exercised by way of a “cashless exercise” basis with the assistance of a broker in order to facilitate the exercise of such Participant’s Options. Any such “cashless exercise” procedures may include a sale of such number of Common Shares as is necessary to raise an amount equal to the aggregate Option Price for all Options being exercised by that Participant on a “cashless exercise” basis. The Participant will also comply with Section 9.2 of the Omnibus Plan with regard to any Applicable Withholding Taxes and other applicable source deductions and will comply with all such other procedures and policies as the Company may prescribe or determine to be necessary or advisable from time to time in connection with such “cashless exercise”.

The Board may, in its sole discretion and in accordance with Exchange policies, permit Options held by a Participant to be exercised on a “net exercise” basis such that the Participant receives only the number of Common Shares underlying such Options that is equal to the quotient obtained by dividing:

(A)	the product of the number of Options being exercised multiplied by the difference between the Market Price and the Option Price of such Options;

by

(B)	the Market Price.

Restricted and Performance Share Units

Under the Omnibus Plan, a Share Unit means a right, including a RSU or a PRSU, awarded to a Participant to receive a payment subject to the terms and conditions of the Omnibus Plan, and includes Cash-or-Share- Settled Share Units and Share-Settled Share Units.

A “Cash-or-Share-Settled Share Unit” is a Share Unit granted by the Company to a Participant, with each such Share Unit entitling the Participant, upon vesting and settlement, to, unless such Share Unit expires prior to being settled, receive a cash payment equal to the Market Price or, in the sole discretion of the Company, one Common Share, subject to customary adjustments as provided in the Omnibus Plan and such restrictions and conditions on vesting as the Board may determine at the time of grant.

A “Share-Settled Share Unit” is a Share Unit granted by the Company to a Participant, with each such Share Unit entitling the Participant, upon vesting and settlement, to acquire, unless such Share Unit expires prior to being settled, one Common Share from treasury, subject to customary adjustments as provided in the Omnibus Plan and such restrictions and conditions on vesting as the Board may determine at the time of grant. For greater certainty, the Company is obligated to issue and deliver a Common Share on the due settlement of a Share-Settled Share Unit and will have no independent discretion to settle any Share-Settled Share Unit in cash or other property.

Subject to the provisions of the Omnibus Plan, restrictions and conditions on vesting of any Share Unit may, without limitation, be based on the passage of time during continued employment or other service relationship, the achievement of specified Performance Criteria, or both.

Subject to the provisions of the Omnibus Plan and any Shareholder or regulatory approval which may be required, the Board may, from time to time, in its sole discretion: (a) designate the Eligible Participants who may receive Share Units; (b) fix the number of Share Units, if any, to be granted to each Eligible Participant and the date(s) on which such Share Units will be granted; (c) determine the relevant conditions, vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and the Restriction Period of each Share Unit; and (d) determine any other terms and conditions applicable to each Share Unit, which need not be identical and which may include non-competition provisions, in each case subject to the terms and conditions of the Omnibus Plan, any applicable Share Unit agreement, and the Exchange rules.

Notwithstanding the Board’s discretion over vesting provisions, in respect of any Share-Settled Share Unit, a Participant may elect, in advance of the Vesting Date for such Share-Settled Share Unit, to defer the Redemption Date by filing with the Company an election.

Each grant of a Share Unit will be evidenced by a Share Unit agreement, which will be subject to all applicable terms and conditions of the Omnibus Plan and any other terms and conditions (including any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) as the Board may deem appropriate, provided that they are consistent with applicable law.

Subject in all respects to Section 5.6(6) of the Omnibus Plan, in the event a Vesting Date or a Redemption Date occurs during a Blackout Period, such Vesting Date or Redemption Date shall be automatically extended without any further act or formality to that date which is the tenth (10th) Business Day after the Blackout Expiry Date, such tenth (10th) Business Day to be considered the Vesting Date or Redemption Date, as applicable, for such Share Unit for all purposes under the Omnibus Plan. Subject in all respects to Section 5.6(6) of the Omnibus Plan, if a Participant’s employment or service relationship with the Company is terminated pursuant to Section 7.3(1) or Section 7.3(2) of the Omnibus Plan during such extension, the Participant will remain entitled to such distribution or payment notwithstanding such termination. For greater certainty, in no case shall any extension contemplated by Section 5.5 of the Omnibus Plan extend beyond the Share Unit Outside Expiry Date for Cash-or-Share-Settled Share Units.

Notwithstanding any other provision in Article 5 of the Omnibus Plan, no payment, whether in cash or in Common Shares, will be made in respect of the settlement of any Cash-or-Share-Settled Share Unit later than December 15th of the third calendar year following the end of the calendar year in respect of which such Share Unit is granted (the “Share Unit Outside Expiry Date”).

Share Appreciation Rights

A SAR is an Award granted to a Participant for future services to be rendered that, upon settlement, entitles such Participant to receive cash and/or Common Shares, as determined by the Company in its sole discretion, equal to the Appreciation Value of such SAR. Under the Omnibus Plan, “Appreciation Value” means, in respect of any SAR, an amount equal to the Market Price on the date the SAR is settled less the base value for the SAR determined by the Board and specified in the applicable Award Agreement (the “Base Value”), which Base Value will not be less than the Market Price on the Grant Date.

Subject to the provisions of the Omnibus Plan, the terms of any applicable SAR Agreement, and any Shareholder or regulatory approval which may be required, the Board may, from time to time, in its sole discretion: (a) designate the Eligible Participants who may receive SARs; (b) fix the number of SARs, if any, to be granted to each Eligible Participant and the date(s) on which such SARs will be granted; (c) determine whether, on settlement of an SAR, a Participant will be entitled to a payment of cash or Common Shares (or a combination); (d) determine the Base Value of the SARs; and (e) determine the relevant conditions and vesting provisions of each SAR; provided that no such condition or restriction will cause the SAR to constitute a “salary deferral arrangement” within the meaning of Section 248(1) of the Income Tax Act (Canada) (the “ITA”).

Each SAR shall expire on the earlier of: (a) December 15th of the calendar year in which such Performance Criteria and/or other vesting conditions applicable to such SAR as determined by the Board at the time of grant of the SAR are achieved; and (b) the fifth anniversary of the date such SAR was granted. Notwithstanding the foregoing, if the Expiry Date falls within a Blackout Period, the Expiry Date will be the date that is 10 Business Days after the Blackout Expiry Date and may not be further extended by the Board.

Deferred Share Units

A DSU is an Award for services rendered, or for future services to be rendered, and that, upon settlement, entitles the recipient Participant to receive cash or acquire Common Shares, as determined by the Board in its sole discretion, unless such DSU expires prior to being settled.

The aggregate of all amounts which may be received in respect of a DSU will depend, at all times, on the fair market value of shares of the capital stock of the Company or of a corporation related (within the meaning of the ITA) thereto at a time that is within the period that commences one year prior to the Participant’s Termination Date and ends at the time the amount is received. For greater certainty, no Participant, nor any Person who does not deal at arm’s length, within the meaning of the ITA, with such Participant, shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted or to be granted, under the Omnibus Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant, for the purpose of reducing the impact, in whole or in part, of any reduction in the fair market value of the Common Shares or the shares of any corporation related, within the meaning of the ITA, to the Company.

Subject to the provisions of the Omnibus Plan, any Shareholder or regulatory approval which may be required, the Board may, from time to time, in its sole discretion: (a) designate the Eligible Participants who may receive DSUs; (b) fix the number of DSUs, if any, to be granted to each Eligible Participant and the date(s) on which such DSUs will be granted; and (c) determine the relevant conditions and vesting provisions for such DSUs, in each case subject to the terms and conditions of the Omnibus Plan, any applicable Award Agreement, and the Exchange rules.

Subject to the vesting and other conditions and provisions in the Omnibus Plan and any applicable Award Agreement, each DSU will entitle the Participant to receive, on settlement, a cash payment equal to the Market Price or, in the sole discretion of the Board, one Common Share, or any combination of cash and Common Shares as the Company in its sole discretion may determine. For greater certainty, no Participant will have any right to demand to be paid in, or receive, Common Shares in respect of any DSU, and, notwithstanding any discretion exercised by the Company to settle any DSU, or portion thereof, in the form of Common Shares, the Company reserves the right to change such form of payment at any time until payment is actually made.

Each grant of a DSU will be evidenced by an Award Agreement, which will be subject to all applicable terms and conditions of the Omnibus Plan and any other terms and conditions (including any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) as the Board may deem appropriate, provided that they are consistent with applicable law.

General Conditions Applicable to Options

Except as otherwise provided in any Employment Agreement or Service Provider Agreement or in any Award Agreement, each Option will be subject to the following conditions:

Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for Cause, any vested or unvested Option granted to such Participant will terminate automatically and become void immediately. For the purposes of the Omnibus Plan, the determination by the Company that a Participant was discharged for Cause will be binding on such Participant. “Cause” will include, among other things, gross misconduct, theft, fraud, breach of confidentiality, breach of the Company’s code of conduct and any other reason determined by the Company to be cause for termination.

Termination not for Cause. Upon a Participant ceasing to be an Eligible Participant as a result of their employment or service relationship with the Company or a subsidiary being terminated without Cause: (a) each unvested Option granted to such Participant will terminate and become void immediately upon such termination, and (b) each vested Option held by such Participant will cease to be exercisable on the earlier of (i) 90 days after the Participant’s Termination Date (or such later date as the Board may, in its sole discretion, determine) and (ii) the Expiry Date of such Option as set forth in the applicable Award Agreement, after which such vested Option will expire.

Resignation. Upon a Participant ceasing to be an Eligible Participant as a result of their resignation from the Company or a subsidiary: (a) each unvested Option granted to such Participant will terminate and become void immediately upon such resignation, and (b) each vested Option held by such Participant will cease to be exercisable on the earlier of (i) 90 days after the Participant’s Termination Date (or such later date as the Board may, in its sole discretion, determine) and (ii) the Expiry Date of such Option as set forth in the applicable Award Agreement, after which such vested Option will expire.

Retirement/Permanent Disability. Upon a Participant ceasing to be an Eligible Participant by reason of retirement or permanent disability: (a) each unvested Option granted to such Participant will terminate and become void immediately, and (b) each vested Option held by such Participant will cease to be exercisable on the earlier of (i) 90 days from the date of retirement or the date on which the Participant ceases their employment or service relationship with the Company or any subsidiary by reason of permanent disability (or such later date as the Board may, in its sole discretion, determine) and (ii) the Expiry Date of such Option as set forth in the applicable Award Agreement, after which such vested Option will expire.

Death. Upon a Participant ceasing to be an Eligible Participant by reason of death: (a) each unvested Option granted to such Participant will terminate and become void immediately, and (b) each vested Option held by such Participant at the time of death may be exercised by the legal representative of the Participant, provided that any such vested Option will cease to be exercisable on the earlier of (i) the date that is 12 months after the Participant’s death or (ii) the Expiry Date of such Option as set forth in the applicable Award Agreement, after which such vested Option will expire.

Leave of Absence. Upon a Participant electing a voluntary leave of absence of more than 12 months, including maternity and paternity leaves, the Board may determine, in its sole discretion but subject to applicable laws, that such Participant’s participation in the Omnibus Plan will be terminated, provided that all vested Options will remain outstanding and in effect until the applicable exercise date, or such earlier date determined by the Board in its sole discretion. Notwithstanding the foregoing, the Awards granted to such Participant will expire no later than the date that is 12 months from the date that the Participant ceases to be an Eligible Participant.

For greater certainty, in the event of any conflict between the terms of the Omnibus Plan and the terms of any applicable Employment Agreement, Service Provider Agreement or Award Agreement with respect to the time of termination of any Option, the terms of such Employment Agreement, Service Provider Agreement or Award Agreement will govern unless prohibited by applicable law.

General Conditions Applicable to Awards other than Options

Except as otherwise provided in any Employment Agreement or Service Provider Agreement or in any Award Agreement, each Award, other than Options, will be subject to the following conditions:

Termination for Cause and Resignation. Upon a Participant ceasing to be an Eligible Participant for Cause or as a result of their resignation from the Company or a subsidiary, the Participant’s participation in the Omnibus Plan will be terminated immediately, all Awards, other than Options, credited to such Participant’s account that have not vested will be forfeited and cancelled, and the Participant’s rights that relate to such participant’s unvested Awards will be forfeited and cancelled on the Termination Date.

Death, Leave of Absence or Termination of Service. Except as otherwise determined by the Board from time to time, at its sole discretion, upon a Participant electing a voluntary leave of absence of more than 12 months, including maternity and paternity leaves, or upon a Participant ceasing to be an Eligible Participant as a result of such Participant’s: (a) death, (b) retirement, (c) Termination of Service for reasons other than for Cause, (d) employment or service relationship with the Company being terminated by reason of injury or disability, or (e) being eligible to receive long-term disability benefits, all unvested Awards, other than Options, in the Participant’s account as of such date relating to a Restriction Period in progress will be forfeited and cancelled. Notwithstanding the foregoing, if the Board, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of outstanding unvested Awards, other than Options, the date of such action is the Vesting Date, provided that the Awards granted to such Participant will expire no later than the date that is 12 months from the date that the Participant ceases to be an Eligible Participant.

For greater certainty, in the event of any conflict between the terms of the Omnibus Plan and the terms of any applicable Employment Agreement, Service Provider Agreement or Award Agreement with respect to the time of termination of any Award, the terms of such Employment Agreement, Service Provider Agreement or Award Agreement will govern unless prohibited by applicable law.

Change of Control

In the event of a potential Change of Control, the Board will have the power, in its sole discretion, subject to Exchange and Shareholder approval, if required, to accelerate the vesting of Options to assist the Participants to tender into a takeover bid or participate in any other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or any other transaction leading to a Change of Control, the Board will have the power, in its sole discretion, to (a) provide that any or all Options will thereupon terminate, provided that any such outstanding Options that have vested will remain exercisable until the consummation of such Change of Control, and (b) permit Participants to conditionally exercise their vested Options immediately prior to the consummation of the take-over bid and the Common Shares issuable under such Options to be tendered to such bid, such conditional exercise to be conditional upon the take-up by such offeror of the Common Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in Section 8.2 of the Omnibus Plan is not completed within the time specified therein (as the same may be extended), then notwithstanding Section 8.2 or the definition of “Change of Control”: (i) any conditional exercise of vested Options will be deemed to be null, void and of no effect, and such conditionally exercised Options will for all purposes be deemed not to have been exercised, (ii) Common Shares which were issued pursuant to the exercise of Options which vested pursuant to Section 8.2 will be returned by the Participant to the Company and reinstated as authorized but unissued Common Shares, and (iii) the original terms applicable to Options which vested pursuant to Section 8.2 will be reinstated. In the event of a Change of Control, the Board may exercise its discretion to accelerate the vesting of, or waive the Performance Criteria or other vesting conditions applicable to, outstanding Share Units, and the date of such action will be the Vesting Date of such Share Units.

Assignment

Each Award granted under the Omnibus Plan is personal to the participant and will not be assignable or transferable by the participant, whether voluntarily or by operation of law, except by will or by the laws of descent and distribution.

Amendment

The Board may amend the Omnibus Plan or any Award at any time without the consent of the Participants (except as required by the provisions of the Omnibus Plan), provided that any such amendment will not adversely alter or impair the rights of any Participant and is in compliance with applicable law, including the prior approval of the Exchange or, if required, any other regulatory body having authority over the Company.

Unless such approval is required by law or the requirements of the Exchange or any other regulatory body having authority over the Company, the Board may make the following types of amendments to the Omnibus Plan without seeking approval of shareholders:

(a)	any amendment necessary to comply with applicable law (including taxation laws) or the requirements of the Exchange or any other regulatory body to which the Company is subject;

(b)	any amendment of a “housekeeping” nature, including, without limitation, amending the wording of any provision of the Omnibus Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan, correcting any grammatical or typographical errors, or amending the definitions contained within the Omnibus Plan; or

(c)	any amendment regarding the administration or implementation of the Omnibus Plan.

Notwithstanding the foregoing, the Board will be required to obtain Shareholder approval, including, if required by the Exchange, Disinterested Shareholder Approval, to make any amendment:

(a)	to the maximum percentage or number of Common Shares that may be reserved for issuance pursuant to the exercise or settlement of Awards granted under the Omnibus Plan, including an increase to the maximum percentage of Common Shares or a change from a fixed maximum percentage of Common Shares to a fixed maximum number of Common Shares or vice versa, except in the event of an adjustment pursuant to Section 8.1 of the Omnibus Plan;

(b)	which reduces the exercise price of any Award, as applicable, after such Award has been granted or any cancellation of an Award and the replacement of such Award with an Award with a lower exercise price or other entitlements, except in the event of an adjustment pursuant to Section 8.1 of the Omnibus Plan; provided, however, that, for greater certainty, Disinterested Shareholder Approval will be required for any amendment which reduces the exercise price of any Option if the Participant is an Insider at the time of the proposed amendment;

(c)	subject to Section 3.5 of the Omnibus Plan, to the maximum term of any Award;

(d)	which extends the Expiry Date of any Award, or the Restriction Period of any Share Unit beyond the original Expiry Date or Restriction Period, except in the event of an extension due to a Blackout Period;

(e)	which would permit Awards granted under the Omnibus Plan to be transferable or assignable other than for normal estate settlement purposes as allowed by Section 7.1(6) of the Omnibus Plan;

(f)	to the definition of an Eligible Participant under the Omnibus Plan;

(g)	that results in a benefit to an Insider, which shall require Disinterested Shareholder Approval, and for further clarity, if the Company cancels any Awards and within three months grants or issues new Awards to the same Person, that is considered an amendment;

(h)	to the participation limits set out in Section 2.5 of the Omnibus Plan; or

(i)	to Section 8.3 of the Omnibus Plan.

ANNUAL BURN RATE

The following table sets forth the annual “burn rate” of the Omnibus Plan for the most recently completed fiscal year, calculated using the TSX’s prescribed methodology pursuant to Section 613(d) of the TSX Company Manual:

Annual Burn Rate(1)	2025	2024	2023
Omnibus Plan	2.5%	1.4%	1.0%

(1)	The burn rate is the number of awards granted in a fiscal year, expressed as a percentage of the weighted average number of Common Shares outstanding for the applicable fiscal year calculated in accordance with the CPA Canada Handbook.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following information describes and explains the significant elements of compensation awarded to, earned by, paid to, or payable to the Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and to the three most highly compensated executive officers, including any of its subsidiaries, other than the CEO and CFO at the end of the most recently completed financial year (the “NEO(s)”), excluding any executive officer whose total compensation does not exceed CAD$150,000. During the fiscal year ended December 31, 2025, the Company’s NEOs were: Daniel O’Flaherty (CEO and Director), Victoria McMillan (CFO), Paul Jones (President), Diego Airo (Executive Vice President, Project Evaluation), Craig Rollins (General Counsel and Corporate Secretary), and John Armstrong (Former CEO and Former Director).

To achieve our strategic business and financial objectives, we need to attract, retain and motivate a highly talented executive team.

We intend to design our executive compensation program to achieve the following objectives:

●	Provide competitive compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers;

●	Motivate our executive team to achieve our strategic and financial objectives, including accretively growing our asset base through the creation and acquisition of royalties, streams and other interests;

●	Align the interests of our executive officers with the long-term interests of our shareholders;

●	Create a strong pay for performance relationship; and

●	Provide incentives that encourage appropriate levels of risk-taking by our executive team.

We offer our executive officers cash compensation in the form of a base salary and bonus. Additionally, from time to time we grant equity-based compensation under our Omnibus Plan. We believe that equity- based compensation awards motivate our executive officers to achieve our strategic and financial objectives, and also align their interests with the long-term interests of our shareholders. While we anticipate that our executive officer compensation program will be effective at attracting and maintaining executive officer talent, we evaluate our compensation practices on an ongoing basis to ensure that we are providing competitive compensation opportunities for our executive team. We review the compensation of our executive team on an annual basis. As part of this review process, we are guided by the philosophy and objectives outlined above, as well as other factors that may become relevant as we compete in the market.

Director compensation is determined by our Compensation Committee (“Compensation Committee”) in accordance with the provisions of applicable corporate law and the charter of our Compensation Committee. Our Compensation Committee is comprised of Gregory Smith (chair), Elizabeth McGregor and Michael McDonald.

The Compensation Committee is responsible for assisting the Board in its oversight responsibilities relating to the compensation, nomination, objectives, evaluation and succession of the executive officers of the Company including the Chief Executive Officer and the Chief Financial Officer. The Compensation Committee performs the functions customarily performed by compensation committees and any other functions assigned by the Board, including:

●	Overseeing and recommending for approval by the Board the executive compensation principles, policies, programs, processes and grants of equity-based incentives and processes.

●	Considering and recommending annually or as required for approval by the Board all forms of compensation for the Chief Executive Officer.

●	Annually reviewing all forms of compensation for executive officers.

●	Annually reviewing directors’ compensation and recommending any changes to the Board for consideration.

●	Reviewing the compensation discussion & analysis and related executive compensation disclosure for inclusion in the Company’s public disclosure documents, in accordance with applicable rules and regulations.

●	Reviewing with the Chief Executive Officer any proposed major changes in organization or personnel.

●	Reviewing the annual overall performance of the Chief Executive Officer and reporting annually to the Board on this assessment.

●	Overseeing the implementation and administration of benefit plans and reviewing any proposed major changes in benefit plans and recommending for approval any change requiring Board action.

●	Reviewing, monitoring, reporting, and where appropriate, providing recommendations to the Board on the Company’s exposure to risks related to executive compensation policies and practices, if any, and identifying compensation policies and practices that mitigate any such risk.

Members of the Compensation Committee have direct experience in executive compensation matters as directors or executives of other companies, which experience assists in evaluating the suitability of the Company’s compensation practices and policies.

Compensation Consultants and Advisors

No compensation consultant or advisor was retained by the Company during the most recently completed financial year to assist the Board or the Compensation Committee in determining compensation for any of the Company’s directors or executive officers.

Components of Compensation

Compensation of the majority of our executive officers is expected to include three main components: (i) base salary; (ii) bonus; and (iii) long-term equity incentives granted from time to time under the Omnibus Plan. Executive officers will be entitled to the reimbursement of reasonable expense and benefits but perquisites and benefits are not expected to be a significant element of compensation for our executive officers.

Base Salaries

Base salary is provided as a fixed source of compensation for our executive officers. Base salaries will be determined on an individual basis taking into account the scope of the executive officer’s responsibilities, their prior experience and their position relative to relevant peers in the market. Base salaries will be reviewed annually and may be increased if warranted, or necessary to maintain market competitiveness. In addition, base salaries can be adjusted upwards throughout the year to reflect promotions or other increases in the scope or breadth of an executive officer’s role or responsibilities.

Bonus

Executive officers will be considered for participation in an annual bonus which will be payable in cash and/or equity at the ultimate election of the Compensation Committee.

Incentive Plan

The Company has the Omnibus Plan, which allows the Company to grant Options or Awards to eligible employees, officers, directors and service providers at an exercise price, expiry date, and vesting conditions to be determined by the Board. A summary of the key terms of the Omnibus Plan can be found under the heading “Summary of Amended Omnibus Plan Terms” of this Circular.

The Omnibus Plan is used to provide Options or Awards which are granted in consideration of the level of responsibility of the executive officer as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of Options or Awards to be granted to the executive officers, the Board will take into account the number of Awards, if any, previously granted to each executive officer, and the exercise price of any outstanding Options or Awards (ensuring that such grants are in accordance with the policies of the TSX), and closely align the interests of the executive officer with the interests of Shareholders.

Risk Considerations

During the most recently completed fiscal year, the Compensation Committee generally considered the implications of the risks associated with the Company’s compensation policies and practices. The Compensation Committee believes the Company’s compensation policies alleviate risk by having a balance of short-term and long-term compensation. The Compensation Committee will also evaluate the risks and make adjustments to the Company’s compensation policies as necessary.

Executive compensation is comprised of both short-term compensation in the form of a base salary and an incentive bonus plan, and long-term ownership through the grant of Options and Awards. This structure ensures that a significant portion of executive compensation is both long-term and “at risk” and, accordingly, is directly linked to the achievement of business results and the creation of long-term Shareholder value.

The Board also has the ability to set out vesting periods in respect of Options and Awards granted. As the benefits of such compensation, if any, are not realized by officers and directors until a period of time has passed, the ability of officers to take inappropriate or excessive risks that are beneficial to their compensation at the expense of the Company and the Shareholders is thereby limited. Furthermore, all elements of executive compensation are discretionary. As a result, it is unlikely an officer would take inappropriate or excessive risks at the expense of the Company or the Shareholders that would be beneficial to their short-term compensation when their long-term compensation might be put at risk from their actions.

Due to the relatively small size of the Company’s current management group, the Board is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Company is reviewed. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Hedging

Pursuant to the Company’s securities trading policy (“Securities Trading Policy”), NEOs and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Trading Restrictions

All of our directors, officers and employees are subject to our Securities Trading Policy. This policy prohibits trading in our securities while in possession of material undisclosed information about the Company. Further, our Securities Trading Policy prohibits the communication of material non-public information, from insiders to any person, including family or friends. The insiders are prohibited from making any recommendations or express opinions on the basis of material non-public information for the purpose of or in the context of trading in the Company’s securities of any other public company when having knowledge that has not been generally disclosed.

The Company observes blackout periods prior to quarterly and annual financial statements announcements. Regular Blackout Periods will commence (a) one calendar week before the scheduled release of the Company’s quarterly financial statements; or (b) two calendar weeks before the scheduled release of the Company’s annual financial statements, and end at the opening of the market after the first full trading day following the date of the public disclosure of the applicable financial statements. In addition, the Company may deem it appropriate to apply an extraordinary Blackout Period by issuing notice instructing specified individuals not to trade in the securities of the Company or any other public company under special circumstances and until otherwise notified.

Summary Compensation Table

The Company is not required to provide a table summarizing compensation paid, directly or indirectly to the NEOs for the financial years ended December 31, 2024 and December 31, 2023 as the Company was not a reporting issuer at any time during the financial years ended December 31, 2024 and December 31, 2023. The Company became a reporting issuer on May 14, 2025.

The following table sets forth compensation awarded to, earned by, paid to, or payable to the NEOs for the year ended December 31, 2025, our first fiscal year as a public company.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(2)	Annual incentive plans	Long- term incentive plans	Pension value ($)	All other compensation ($)(1)	Total compensatio n ($)(3)
Daniel O’Flaherty(4) CEO and Director	2025	208,870	1,125,035	167,424	357,000	Nil	Nil	Nil	1,858,329
Victoria McMillan CFO	2025	150,685	88,944	88,944	223,442	Nil	Nil	145,921	697,936
Paul Jones President	2025	178,925	111,616	111,616	223,442	Nil	Nil	Nil	625,599
Diego Airo EVP, Project Evaluation	2025	178,925	111,616	111,616	223,442	Nil	Nil	Nil	625,599
Craig Rollins(5) General Counsel and Corporate Secretary	2025	150,685	88,944	88,944	223,442	Nil	Nil	Nil	552,015
John Armstrong(6) Former CEO and Former Director	2025	40,653	207,536	207,536	Nil	Nil	Nil	802,396	1,258,121

(1)	NEOs whose total salary for the applicable financial year was C$150,000 or less did not receive perquisites that, in aggregate, were greater than $15,000. NEOs whose total salary for the applicable financial year was greater than C$150,000 but less than C$500,000 did not receive perquisites that, in aggregate, were greater than 10% of the NEO’s salary for the applicable financial year.

(2)	For the year ended December 31, 2025, the weighted average fair value of the option-based awards of $1.08 was calculated using the industry standard Black-Scholes options pricing model using the following weighted average assumptions: grant date share price and exercise price of C$4.00, expected stock price volatility of 41.0%, risk free interest rate of 3.1%, expected dividend yield of 0.0%, forfeiture rate of 5.0% and expected five year option life. For the purposes of this table the Canadian dollar value of the option award is converted into US dollars at the daily exchange rate reported by the Bank of Canada on the date of the grant (2025 – $1.3729). These assumptions are highly subjective and can materially affect the calculated fair value. Further, calculating the value of Options using this methodology is not the same as the simple “in-the-money” value of the Options. Accordingly, caution should be exercised in comparing grant date fair values, as calculated using the Black-Scholes model, to cash values or an in-the-money calculation. The Common Shares began trading on the TSXV on May 20, 2025 (the “Initial Listing”). All Options in the table were granted prior to the Initial Listing.

(3)	Except for Mr. O’Flaherty, all compensation in respect of the NEOs is paid out in C$ and converted to $ for reporting purposes using the Bank of Canada daily, monthly or annual average exchange rate.

(4)	Appointed CEO and Director on April 1, 2025. Options received by Mr. O’ Flaherty in his capacity as an advisor/consultant to the Company, prior to his appointment as CEO have been included. Mr. O’Flaherty does not receive any separate compensation for his role as a Director.

(5)	All compensation received by Mr. Rollins was in his capacity as General Counsel.

(6)	Acted as Chief Executive Officer and a Director from November 7, 2022 to February 28, 2025. All compensation received by Mr. Armstrong was in his capacity as Chief Executive Officer. All share-based and option-based awards earned in 2025 were forfeited upon Mr. Armstrong’s departure.

Termination and Change of Control Benefits

Other than as described below, there are no agreements, compensation plans, contracts or arrangements whereby a NEO is entitled to receive payments in the event of resignation, retirement or other termination of the NEO’s employment with Versamet, a change of control (“Change of Control”) or a change in the NEO’s responsibilities following a Change of Control.

NEO Employment Agreements

The following are principal terms of employment for each NEO as of the date of this Circular:

Daniel O’Flaherty, Chief Executive Officer and Director

Mr. O’Flaherty receives an annual base salary of $320,000 (effective January 1, 2026), is eligible to receive an annual performance-based cash bonus targeted at 80% of base salary, and participates in our equity- based incentive plans with an annual target grant value equal to 120% of base salary. Upon execution of his agreement, Mr. O’Flaherty received a grant of 200,000 RSUs which vest over a two year period and 400,000 PRSUs which vested on the achievement of certain milestones. If terminated without cause, Mr. O’Flaherty is entitled to three months’ notice, 18 months of base salary, a bonus payment equal to 1.5 times the greater of his average bonus for the prior two years or his target bonus, continuation of benefits during the three- month notice period and 18-month severance period, and extended exercisability of vested Options for 18 months. If terminated within 12 months following a change of control, Mr. O’Flaherty is entitled to three months’ salary plus two times annual base salary, a bonus equal to two times the greater of his average bonus for the prior two years or his target bonus (plus a prorated bonus), two years of benefits, full vesting of all equity awards, and extended exercisability of Options for 24 months.

The employment agreement with Mr. O’Flaherty specifies the amounts or benefits payable, including severance, to Mr. O’Flaherty in the event that his employment is terminated. See “Termination and Change of Control Benefits” below for further details. Mr. O’Flaherty’s employment agreement also contains customary confidentiality covenants and permits assignment of the agreement, including rights to equity compensation, to his personal company.

Victoria McMillan, Chief Financial Officer

Mrs. McMillan receives an annual base salary of C$315,000 (effective January 1, 2026), is eligible to receive an annual performance-based cash bonus targeted at 70% of base salary, and participates in our equity-based incentive plans with an annual target grant value equal to 90% of base salary. Upon execution of her agreement, she received a grant of 750,000 Pre-Split stock options vesting over three years. If terminated without cause, Mrs. McMillan is entitled to three months’ notice, 12 months of base salary, a bonus payment equal to 1.5 times the greater of her average bonus for the prior two years or her target bonus, continuation of benefits during the three-month notice period and 12-month severance period, and extended exercisability of vested Options for 12 months. If terminated within 12 months following a change of control, she is entitled to three months’ salary plus two times annual base salary, a bonus equal to two times the greater of her average bonus for the prior two years or her target bonus (plus a prorated bonus), two years of benefits, full vesting of all equity awards, and extended exercisability of Options for 12 months.

The employment agreement with Mrs. McMillan specifies the amounts or benefits payable, including severance, to Mrs. McMillan in the event that her employment is terminated. See “Termination and Change of Control Benefits” below for further details. Mrs. McMillan’s employment agreement also contains customary confidentiality covenants.

Paul Jones, President

Mr. Jones receives an annual base salary of C$345,000 (effective January 1, 2026), is eligible to receive an annual performance-based cash bonus targeted at 70% of base salary, and participates in our equity-based incentive plans with an annual target grant value equal to 90% of base salary. Upon execution of his agreement, he received a grant of 750,000 Pre-Split stock options vesting over three years. If terminated without cause, Mr. Jones is entitled to three months’ notice, 12 months of base salary, a bonus payment equal to 1.5 times the greater of his average bonus for the prior two years or his target bonus, continuation of benefits during the three-month notice period and 12-month severance period, and extended exercisability of vested Options for 12 months. If terminated within 12 months following a change of control, he is entitled to three months’ salary plus two times annual base salary, a bonus equal to two times the greater of his average bonus for the prior two years or his target bonus (plus a prorated bonus), two years of benefits, full vesting of all equity awards, and extended exercisability of Options for 12 months.

The employment agreement with Mr. Jones specifies the amounts or benefits payable, including severance, to Mr. Jones in the event that his employment is terminated. See “Termination and Change of Control Benefits” below for further details. Mr. Jones’ employment agreement also contains customary confidentiality covenants.

Diego Airo, Executive Vice President, Project Evaluation

Mr. Airo receives an annual base salary of C$345,000 (effective January 1, 2026), is eligible to receive an annual performance-based cash bonus targeted at 70% of base salary, and participates in our equity-based incentive plans with an annual target grant value equal to 90% of base salary. Upon execution of his agreement, he received a grant of 750,000 Pre-Split stock options vesting over three years. If terminated without cause, Mr. Airo is entitled to three months’ notice, 12 months of base salary, a bonus payment equal to 1.5 times the greater of his average bonus for the prior two years or his target bonus, continuation of benefits during the three-month notice period and 12-month severance period, and extended exercisability of vested Options for 12 months. If terminated within 12 months following a change of control, he is entitled to three months’ salary plus two times annual base salary, a bonus equal to two times the greater of his average bonus for the prior two years or his target bonus (plus a prorated bonus), two years of benefits, full vesting of all equity awards, and extended exercisability of Options for 12 months.

The employment agreement with Mr. Airo specifies the amounts or benefits payable, including severance, to Mr. Airo in the event that his employment is terminated. See “Termination and Change of Control Benefits” below for further details. Mr. Airo’s employment agreement also contains customary confidentiality covenants.

Craig Rollins, General Counsel and Corporate Secretary

Mr. Rollins receives an annual base salary of C$315,000 (effective January 1, 2026), is eligible to receive an annual performance-based cash bonus targeted at 70% of base salary, and participates in our equity- based incentive plans with an annual target grant value equal to 90% of base salary. Prior to entering into his employment agreement, Mr. Rollins received a grant of 750,000 Pre-Split stock options. If terminated without cause, Mr. Rollins is entitled to three months’ notice, 12 months of base salary, a bonus payment equal to 1.5 times the greater of his average bonus for the prior two years or his target bonus, continuation of benefits during the three-month notice period and 12-month severance period, and extended exercisability of vested Options for 12 months. If terminated within 12 months following a change of control, he is entitled to three months’ salary plus two times annual base salary, a bonus equal to two times the greater of his average bonus for the prior two years or his target bonus (plus a prorated bonus), two years of benefits, full vesting of all equity awards, and extended exercisability of Options for 12 months.

The employment agreement with Mr. Rollins specifies the amounts or benefits payable, including severance, to Mr. Rollins in the event that his employment is terminated. See “Termination and Change of Control Benefits” below for further details. Mr. Rollins’ employment agreement also contains customary confidentiality covenants.

John Armstrong, Former Chief Executive Officer and Director

Mr. Armstrong served as our Chief Executive Officer from November 2022 until February 2025. Under his employment agreement, Mr. Armstrong received a base salary of C$350,000, was eligible for an annual performance-based cash bonus targeted at 80% of base salary, and participated in our long-term equity incentive plans, including initial grants of Options, RSUs and PRSUs. The agreement also included customary provisions regarding termination and change of control. Mr. Armstrong’s employment agreement terminated upon his departure in February 2025.

Mr. Armstrong’s employment agreement provided for base salary, potential annual cash bonuses and/or potential equity-based compensation awards, benefits and participation in the Omnibus Plan. In connection with his departure, Mr. Armstrong received the payments and benefits provided for under the termination provisions of his employment agreement of $802,396.

Termination and Change of Control Benefits

For a summary of the termination and Change of Control benefits provided under the Omnibus Plan, please see “Summary of Amended Omnibus Plan Terms”. The tables below provide a summary of the termination and Change of Control benefits provided under the NEOs’ employment agreements and the anticipated incremental payments associated with various termination events (assuming the termination events occurred on December 31, 2025).

Chief Executive Officer

	Severance	Bonus	Benefits/Options
Involuntary Termination: Not for Cause	3 months’ notice + 18 months base salary	1.5 times the greater of (i) 2- year average bonus and (ii) short term incentive plan target, multiplied by base salary.	Benefits continue during the 3 months’ notice period plus 18 months’ severance period. Subject to stock exchange rules, vested Options remain exercisable until the earlier of (i) the expiry date(s) and (ii) 18 months.

Change of Control(1)	3 months’ salary + 2 times base salary	2 times the greater of (i) 2-year average bonus and (ii) short term incentive plan target, multiplied by base salary, plus a prorated bonus.	Benefits continue for 2 years. All equity compensation fully vests and, subject to stock exchange rules, Options remain exercisable until the earlier of (i) the expiry date(s) and (ii) 24 months.

(1) Eligible if termination without cause or another Event of Termination occurs within 12 months following the Change of Control event.

Other Executive Officers

	Severance	Bonus	Benefits/Options
Involuntary Termination: Not for Cause	3 months’ notice + 12 months base salary	1.5 times the greater of (i) 2- year average bonus and (ii) short term incentive plan target, multiplied by base salary	Benefits continue during the 3 months’ notice period plus 12 months’ severance period. Subject to stock exchange rules, vested Options remain exercisable until the earlier of (i) the expiry date(s) and (ii) 12 months.

Change of Control(1)	3 months’ salary + 2 times base salary	2 times the greater of (i) 2-year average bonus and (ii) short term incentive plan target, multiplied by base salary, plus a prorated bonus.	Benefits continue for 2 years. All equity compensation fully vests and, subject to stock exchange rules, Options remain exercisable until the earlier of (i) the expiry date(s) and (ii) 12 months.

(1) Eligible if termination without cause or another Event of Termination occurs within 12 months following the Change of Control event.

Estimated Payment on a Change of Control

The following table provides details regarding the estimated incremental payments and benefits to each NEO on termination on a Change of Control, assuming a triggering event occurred on December 31, 2025.

Involuntary Termination
Name	Not for Cause	Change of Control
Daniel O’Flaherty(1)	C$1,706,079	C$2,234,890
Victoria McMillan	C$1,093,816	C$1,428,838
Craig Rollins	C$1,093,816	C$1,428,838
Paul Jones	C$1,196,322	C$1,563,013
Diego Airo	C$1,196,322	C$1,563,013

(1) Appointed as CEO on April 1, 2025.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all awards outstanding at the end of the most recently completed financial year held by each NEO including awards granted before the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price ($)(2)	Option expiration Date	Value of unexercised in-the-money options ($)(1)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)(2)	Market or payout value of vested share- based awards not paid out or distributed ($)(1)(2)
Daniel O’Flaherty(3)	142,857	3.50	January 15, 2029	969,325	533,334	4,980,742	622,586
CEO and Director	149,906	4.00	January 15, 2030	962,468
Victoria McMillan	150,000	3.50	September 1, 2027	1,017,792	62,089	579,842	580,010
CFO	37,768	3.50	January 15, 2029	256,266
	79,638	4.00	January 15, 2030	511,314
Paul Jones(4)	150,000	3.50	February 27, 2028	1,017,792	71,870	671,185	1,194,013
President	39,837	3.50	January 15, 2029	270,305
	99,938	4.00	January 15, 2030	641,650
Diego Airo(5)	150,000	3.50	March 20, 2028	1,017,792	69,697	650,892	570,073
EVP, Project Evaluation	37,121	3.50	January 15, 2029	251,876
	99,938	4.00	January 15, 2030	641,650
Craig Rollins(6)	150,000	3.50	September 1, 2027	1,017,792	62,089	579,842	580,010
General Counsel and Corporate	37,768	3.50	January 15, 2029	256,266
Secretary	79,638	4.00	January 15, 2030	511,314
John Armstrong(7)	200,000	3.50	November 28, 2026	1,357,056	Nil	Nil	Nil
Former Chief Executive Officer and Director	29,375	3.50	November 28, 2026	199,318

(1)	On December 31, 2025, the closing price of Common Shares was C$12.80 on the TSX. Value is calculated for vested plus unvested Options on December 31, 2025.

(2)	For the purposes of this table, values were converted into $ using the daily exchange rate reported by the Bank of Canada on December 31, 2025 of C$1.3706.

(3)	Appointed CEO and Director on April 1, 2025. Prior to Mr. O’Flaherty’s appointment as CEO, Mr. O’Flaherty was an advisor/consultant to the Company and received only Options in such capacity.

(4)	Appointed President on March 4, 2026. Prior to that appointment, Mr. Jones served as Vice President, Corporate Development since February 27, 2023.

(5)	Appointed EVP, Project Evaluation on March 4, 2026. Prior to that appointment, Mr. Airo served as Vice President, Project Evaluation since February 20, 2023.

(6)	Appointed as Corporate Secretary on January 1, 2024.

(7)	Mr. Armstrong left the Company on February 28, 2025. See “NEO Employment Agreements” for more information.

Value Vested or Earned During the Year

The following table represents the aggregate dollar value that would have been realized if the awards had been exercised on the vesting date for each NEO:

Name	Option-based awards – Value vested during the year(1)(2) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year(2) ($)
Daniel O’Flaherty CEO and Director	16,610	185,865	Nil
Victoria McMillan CFO	140,835	42,155	Nil
Paul Jones President	21,967	44,465	Nil
Diego Airo EVP, Project Evaluation	21,741	41,432	Nil
Craig Rollins General Counsel and Corporate Secretary	140,835	42,155	Nil
John Armstrong(3) Former Chief Executive Officer and Director	10,246	98,362	Nil

(1)	Represents the value of Options vested during the year ended December 31, 2025 calculated as if Options had been exercised on their vesting date based on the market price on the vesting date of the Options less the exercise price. When a quoted market price was not available on the vesting date, the value of Options vested was calculated using the previous days’ closing market price. Options vested prior to the Initial Listing were valued at C$4.00.

(2)	For the purposes of this table, values were converted into $ using the daily exchange rate reported by the Bank of Canada on December 31, 2025 of C$1.3706.

(3)	Mr. Armstrong left the Company on February 28, 2025. See “NEO Employment Agreements” for more information.

Pension Plan Benefits

The Company does not provide pension or retirement benefits for its directors or executive officers.

Director Compensation

The Company also has a compensation program for the Company’s members of the Board and its committees. The compensation of the directors is designed to attract and retain committed and qualified directors and to align their compensation with the long-term interests of the Company’s shareholders.

The Board, on the recommendation of its Compensation Committee, will be responsible for reviewing and approving any changes to the directors’ compensation arrangements. In consideration for serving on our Board, each director is paid an annual retainer consisting of RSUs and/or Options. All directors will be reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors.

The following table sets forth all amounts of compensation provided to a director of the Company that is not a NEO for the year ended December 31, 2025.

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Gregory Smith	Nil	52,323	45,711	Nil	Nil	Nil	98,034
Marcel de Groot	Nil	52,323	45,711	Nil	Nil	Nil	98,034
Michael McDonald	Nil	52,323	45,711	Nil	Nil	Nil	98,034
Elizabeth McGregor	Nil	53,579	45,711	Nil	Nil	Nil	99,290
Mark Backens	Nil	53,579	45,711	Nil	Nil	Nil	99,290
Juan Presa(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	For the year ended December 31, 2025, the fair value of the option-based awards of $1.07 was calculated using the industry standard Black- Scholes options pricing model using the following assumptions: grant date share price and exercise price of C$4.00, expected stock price volatility of 43.9%, risk free interest rate of 2.9%, expected dividend yield of 0.0%, forfeiture rate of 5.0% and expected five year option life. For the purposes of this table the Canadian dollar value of the option award is converted into US dollars at the daily exchange rate reported by the Bank of Canada on the date of the grant (2025 – $1.3998). These assumptions are highly subjective and can materially affect the calculated fair value. Further, calculating the value of Options using this methodology is not the same as the simple “in-the-money” value of the Options. Accordingly, caution should be exercised in comparing grant date fair values, as calculated using the Black-Scholes model, to cash values or an in-the-money calculation. All Options in the table were granted prior to the Initial Listing.

(2)	Appointed to the Board March 13, 2026.

Directors’ outstanding share based and option-based awards

The following table sets forth, for each director of the Company that is not a NEO, all awards outstanding at the end of the most recently completed fiscal year including awards granted before this period. During the most recently completed fiscal year and prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price(2) ($)	Option expiration Date	Value of unexercised in- the-money options(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(1)(2) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)(1)(2)
Gregory Smith	240,000	3.50	September 1, 2027	1,628,467	Nil	Nil	175,104
	40,000	4.00	May 12, 2030	256,819
Marcel de Groot	150,000	3.50	September 1, 2027	1,017,792	Nil	Nil	175,104
	40,000	4.00	May 12, 2030	256,819
Michael McDonald	40,000	4.00	May 12, 2030	256,819	Nil	Nil	175,104
Elizabeth McGregor	40,000	4.00	May 12, 2030	256,819	Nil	Nil	175,104
Mark Backens	40,000	4.00	May 12, 2030	256,819	Nil	Nil	Nil
Juan Presa(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	On December 31, 2025, the closing price of the Common Shares was C$12.80 on the TSX. Value is calculated for vested plus unvested options on December 31, 2025.

(2)	For the purposes of this table, values were converted into $ using the daily exchange rate reported by the Bank of Canada on December 31, 2025 of C$1.3706.

(3)	Appointed to the Board March 13, 2026.

Value Vested or Earned During the Year

The following table represents the aggregate dollar value that would have been realized if the Options under the option-based award had been exercised on the vesting date in 2025 for each listed director:

Name	Option-based awards – Value vested during the year(1)(2) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year(2) ($)
Gregory Smith	218,310	52,943	Nil
Marcel de Groot	136,444	52,320	Nil
Michael McDonald	Nil	52,320	Nil
Elizabeth McGregor	Nil	70,664	Nil
Mark Backens	Nil	70,664	Nil
Juan Presa(3)	Nil	Nil	Nil

(1)	Represents the value of Options vested during the year ended December 31, 2025 calculated as if Options had been exercised on their vesting date based on the market price on the vesting date of the Options less the exercise price. When a quoted market price was not available on the vesting date, the value of Options vested was calculated using the previous days’ closing market price. The market price used for Options vested prior to the Initial Listing was C$4.00.

(2)	For the purposes of this table, values were converted into $ using the daily exchange rate reported by the Bank of Canada on December 31, 2025 of C$1.3706.

(3)	Appointed to the Board March 13, 2026.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to the Omnibus Plan under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (C$)	Number of securities remaining available for future issuance under equity compensation plans(1)
Equity compensation plans approved by securityholders	Nil	Nil	Nil
Equity compensation plans not approved by securityholders	4,696,796	2.57	4,644,379
Total	4,696,796	2.57	4,644,379

(1)	Based on 10% of the Company’s issued and outstanding Common Shares at December 31, 2025, less Options and Awards outstanding at December 31, 2025. This aggregate number of securities available for issue under the Omnibus Plan represents 5.0% of the Company’s issued and outstanding shares as at December 31, 2025.

For a description of the material features of the Omnibus Plan see “Summary of Amended Omnibus Plan Terms”.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

We recognize that exemplary corporate governance plays an important role in our overall success and in enhancing shareholder value and have adopted certain additional corporate governance policies and practices. The disclosure set out below describes our approach to corporate governance in accordance with National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”).

Board of Directors and Director Independence

Our Board consists of seven directors, six are considered to be independent under Canadian securities laws. Under the BCBCA, a director may be removed with or without cause by a resolution passed by an ordinary majority of the votes cast by shareholders present in person or by proxy at a meeting of shareholders and who are entitled to vote. The directors will be elected by shareholders at each annual meeting of shareholders, and all directors will hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed. Our Articles provide that, between annual general meetings of shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”). Pursuant to Section 1.4 of NI 52-110, an independent director is a director who is free from any direct or indirect material relationship which could, in the view of our Board, be reasonably expected to interfere with a director’s exercise of independent judgment. Despite the foregoing, an individual who is, or has been within the last three years, an employee or executive officer of an issuer is considered to have a material relationship with an issuer. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that, of the seven directors on our Board, six are “independent” and one is not considered “independent” within the meaning of applicable Canadian securities laws. Daniel O’Flaherty is not considered to be independent by the Board because he is currently the Company’s Chief Executive Officer.

Our Board believes that given its size and structure it is able to facilitate independent judgment in carrying out its responsibilities. To enhance such independent judgment, the Board generally holds in camera sessions following regularly scheduled Board meetings, including sessions without members of management present and, where appropriate, separate sessions of the independent directors without the Company’s non-independent directors present. During the financial year ended December 31, 2025, the independent directors held seven in camera sessions without non-independent directors and members of management in attendance. Open and candid discussion among the independent directors is facilitated by the relatively small size of the Board.

Attendance Record

The Board held eight meetings in the financial year ended December 31, 2025 (excluding written consent resolutions). Directors’ attendance at Board meetings which they were eligible to attend was as follows:

Board Member	Meetings Attended
Gregory Smith (Chairman)	8 of 8
Marcel de Groot	8 of 8
Michael McDonald	6 of 8
Daniel O’Flaherty(1)	5 of 5
Elizabeth McGregor(2)	5 of 5
Mark Backens(2)	5 of 5
Juan Presa(3)	N/A

(1)	Appointed to the Board April 1, 2025.

(2)	Appointed to the Board May 12, 2025.

(3)	Appointed to the Board March 13, 2026.

Board, Chair and CEO Mandates

Our Board has a responsibility for the stewardship of the Company, including the responsibility to supervise the management of and oversee the conduct of the business of the Company; provide leadership and direction to management and consider management’s performance in conjunction with the Company’s compensation plans; set policies appropriate for the business of the Company; and approve corporate strategies and goals. The Board’s fundamental objective is to protect and preserve shareholder value by fostering strong corporate governance practices through its leadership and direction of management and guidance of the Company’s strategic direction. A copy of our Board’s formal mandate is set forth in Schedule D.

Our Board has adopted a formal mandate of the Chair, which sets out the Chair’s key responsibilities, including, among others, duties relating to Board meetings, information flow to Board members, shareholder meetings and other functions as may be delegated to the Chair by the Board from time to time. A copy of the Chair mandate is available on our website at www.versamet.com.

Our Board has adopted a formal mandate of the Chief Executive Officer, which sets out the key responsibilities of our Chief Executive Officer, including, among others, duties relating to: providing corporate strategy and leadership; responsibility for corporate communication; fostering appropriate corporate culture, ethics and integrity; business and risk management; and discussing goals and objectives of senior management and the CEO. A copy of the CEO mandate is available on our website at www.versamet.com.

Orientation and Continuing Education

Versamet has implemented an orientation program for new directors under which a new director will meet with the Chair, members of senior management and our secretary. New directors are provided with a comprehensive orientation and education as to the nature and operation of the Company and our business, the role of our Board and its committees, and the contribution that an individual director is expected to make. Our Board is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of our business remains current. The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to each committee’s mandate.

Ethical Business Conduct / Global Code of Ethical Conduct

Versamet has adopted a number of policies and guidelines that impart the way directors, officers and employees are expected to conduct themselves and the manner in which they should operate. Our Code provides the foundation of these policies and guidelines and is applicable to all employees, officers, and directors. The Code sets out the ethical rules and standards to which each individual must comply and be accountable. The Code provides the fundamental tenets through which the Company can achieve its commitments to: operate in a responsible manner that complies with applicable laws, rules and regulations; promote the avoidance of conflicts of interest promote the prompt reporting of violations of the Code; provide a safe and inclusive workplace; provide accountability for adherence to the Code; and provide full, fair, true, timely and plain disclosure. A copy of the Code is available on our website at www.versamet.com.

Nomination of Directors

The nominees for election by shareholders as directors are determined by our Governance and Nominating Committee (“GN Committee”) in accordance with the provisions of applicable corporate law and the charter of our GN Committee. Our GN Committee is comprised of Marcel de Groot (chair), Gregory Smith and Mark Backens.

The GN Committee is responsible for: (a) developing the Company’s approach to governance issues and the Company’s response to the corporate governance guidelines; (b) subject to any investor rights agreement or similar agreements which may exist from time to time between the Company and certain shareholders, reviewing the composition and contribution of the Board and its members and recommending Board nominees; (c) overseeing the orientation program for new directors; and (d) helping to maintain an effective working relationship between the Board and management. The GN Committee also assists the Compensation Committee (as defined herein) in its oversight responsibilities relating to the nomination, objectives, evaluation and succession of the executive officers of the Company including the Chief Executive Officer and Chief Financial Officer. In addition, the GN Committee is responsible for periodically reviewing the Company’s policies with regards to matters relating to disclosure, trading of securities, governance, ethics, the environment, and health and safety and taking steps to resolve issues of compliance with respect to Board members and executive officers.

Compensation of Directors

Director compensation is determined by our Compensation Committee. Please see “Statement of Executive Compensation – Compensation Discussion and Analysis” for more details on the Compensation Committee and director compensation.

Other Board Committees

During the most recently completed fiscal year, the Board had the following standing committees comprised of independent directors: the Audit Committee; the Compensation Committee; and the GN Committee. All of the committees are independent of management and report directly to the Board. The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting and related financial disclosure; risk management; internal control over financial reporting and disclosure controls and procedures; the annual independent audit of the Company’s financial statements; legal and regulatory compliance; related party transactions; and compliance with public disclosure requirements. Further information regarding the Audit Committee is contained in the Company’s most recent Annual Information Form (the “AIF”) under the heading “Audit Committee” and a copy of the Audit Committee charter is attached to the AIF as Schedule B. The AIF is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The purpose of the Compensation Committee and the GN Committee has been described above under “Compensation” and “Nomination of Directors” respectively.

Public Company Board Memberships

The following table identifies other public companies for which members of the Board currently serve as directors.

Director	Other Current Board Appointments
Marcel de Groot	Director of Copper Standard Resources Inc. (CSE)
Director of Carbon Streaming Corporation (Cboe Global Markets)

Daniel O’Flaherty	Director of Copper Standard Resources Inc. (CSE)

Elizabeth McGregor	Director of Kinross Gold Corporation (TSX) (NYSE American)
Director of Orla Mining Ltd. (TSX) (NYSE American)

Assessments

The Board is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Board as a whole, the individual committees of the Board, and the individual members of the Board and such committees with a view to ensuring that they are fulfilling their respective responsibilities and duties. In connection with such evaluations, each director may be required to provide an assessment of the effectiveness of the Board and each committee as well as the performance of the individual directors, periodically. Such evaluations take into account the competencies and skills each director is expected to bring to his or her particular role on the Board or on a committee, as well as any other relevant factors.

MANAGEMENT CONTRACTS

The Company has not entered into any agreement with any external management company that employs or retains one or more of the NEOs or directors and the Company has not entered into any understanding, arrangement or agreement with any external management company to provide executive management services to the Company, directly or indirectly, in respect of which any compensation was paid by the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the most recently completed fiscal year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

During the most recently completed fiscal year, other than information disclosed in this Circular, no directors or executive officers of the Company or a subsidiary of the Company nor a proposed nominee for election to the Board, nor any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of those persons, had or has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

GENERAL MATTERS

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the persons named in the Shareholders’ Proxy intend to vote on any poll, in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment or postponement thereof.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company’s website www.versamet.com.

Financial information is provided in the Company’s consolidated audited financial statements and in the management’s discussion and analysis (“MD&A”) for its most recently completed fiscal year. Shareholders may request copies of the Company’s audited consolidated financial statements and MD&A by contacting the Company at +1.778.945.3948 or by email at craig@versamet.com.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, this 19th day of May, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Daniel O’Flaherty

 Daniel O’Flaherty

 Chief Executive Officer and Director

Schedule A

Change of Auditor Reporting Package

(Please see attached.)

VERSAMET ROYALTIES CORPORATION

(the “Company”)

NOTICE OF CHANGE OF AUDITOR

(National Instrument 51-102 – Continuous Disclosure Obligations)

TO:	KPMG LLP, Chartered Professional Accountants (“KPMG”)

AND TO:	PricewaterhouseCoopers LLP (“PwC”)

AND TO:

British Columbia Securities Commission, as principal regulator Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission

Financial and Consumer Services Division (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador Office of the Superintendent of Securities, Yukon

Office of the Superintendent of Securities, Northwest Territories Office of the Superintendent of Securities, Nunavut

RE:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

The Company hereby gives notice pursuant to Section 4.11 of NI 51-102 as follows:

1.	Effective May 15, 2026 (the “Effective Date”), KPMG has resigned as the auditor of the Company at the Company’s request.

2.	PwC has been appointed as auditor of the Company to fill the vacancy, to hold office commencing on the Effective Date until the close of the next annual meeting of shareholders of the Company.

3.	The resignation of KPMG and appointment of PwC were considered and approved by the Company’s audit committee and board of directors.

4.	There have been no modified opinions in the reports from KPMG on the Company’s financial statements relating to the “relevant period” (as that term is defined in Section 4.11 of NI 51-102).

5.	In the opinion of the Company, as at the date hereof, there have been no “reportable events” (as that term is defined in Section 4.11 of NI 51-102).

Dated at Vancouver, British Columbia, this 19th day of May, 2026.

VERSAMET ROYALTIES CORPORATION

Per:	(signed) “Victoria McMillan”
Victoria McMillan
Chief Financial Officer

KPMG LLP

777 Dunsmuir Street

Vancouver, BC V7Y 1K3

Canada

Tel 604-691-3000

Fax 604-691-3031

www.kpmg.ca

To:	British Columbia Securities Commission, as principal regulator
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Financial and Consumer Services Division (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities, Yukon
Office of the Superintendent of Securities, Northwest Territories
Office of the Superintendent of Securities, Nunavut

May 15, 2026

Re: Versamet Royalties Corporation (the “Company”) - Notice of change of Auditor

We have read the Notice of Change in Auditor submitted to KPMG LLP by Versamet Royalties Corporation dated May 14, 2026 (the “Notice”) and are in agreement with the statements contained in the Notice.

Yours very truly,

/s/ KPMG LLP

Chartered Professional Accountants

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

May 15, 2026

To:

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities Service Newfoundland and Labrador

Financial and Consumer Services Division (Prince Edward Island)

Office of the Superintendent of Securities (Northwest Territories)

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities Nunavut

We have read the statements made by Versamet Royalties Corporation in the attached copy of change of auditor notice dated May 14, 2026, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated May 14, 2026.

Yours truly,

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants
PricewaterhouseCoopers LLP PwC Place, 250 Howe Street, Suite 1400 Vancouver, British Columbia, Canada V6C 3S7 T.: +1 604 806 7000, F.: +1 604 806 7806 Fax to mail: ca_vancouver_main_fax@pwc.com

www.pwc.com/ca	“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Schedule B

Amended Articles

(Please see attached.)

VERSAMET ROYALTIES CORPORATION

~~(the “Company”)~~

~~The Company has as its articles the following articles.~~

~~VERSAMET ROYALTIES CORPORATION~~

(the “Company”)

AMENDED AND RESTATED ARTICLES

1.	INTERPRETATION	2
2.	SHARES AND SHARE CERTIFICATES	2
3.	ISSUE OF SHARES	4
4.	SHARE REGISTERS	5
5.	SHARE TRANSFERS	5
6.	TRANSMISSION OF SHARES	7
7.	PURCHASE OF SHARES	7
8.	BORROWING POWERS	8
9.	ALTERATIONS	9
10.	MEETINGS OF SHAREHOLDERS	10
11.	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS	1~~2~~2
12.	VOTES OF SHAREHOLDERS	16
13.	DIRECTORS	20
14.	ELECTION AND REMOVAL OF DIRECTORS	21
15.	~~ALTERNATE DIRECTORS~~	~~75~~
~~16~~.	POWERS AND DUTIES OF DIRECTORS	2~~4~~5
1~~7~~6.	INTERESTS OF DIRECTORS AND OFFICERS	2~~5~~6
1~~8~~7.	PROCEEDINGS OF DIRECTORS	2~~6~~7
1~~9~~8.	EXECUTIVE AND OTHER COMMITTEES	30
~~20.~~	OFFICERS	~~30~~31
2~~1~~0.	INDEMNIFICATION	~~31~~32
21.	DIVIDENDS	3~~2~~3
2~~3~~2.	ACCOUNTING RECORDS AND AUDITORS	3~~4~~5
2~~4~~3.	NOTICES	35
24.	ADVANCE NOTICE PROVISIONS	37
25.	SEAL	4~~6~~2
26.	PROHIBITIONS	~~37~~43

1.	INTERPRETATION

1.1	Definitions

In these Articles, unless the context otherwise requires:

(1)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(2)	“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)	“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)	“legal personal representative” means the personal or other legal representative of a shareholder;

(5)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(6)	“seal” means the seal of the Company, if any.

1.2	Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were set out herein. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.	SHARES AND SHARE CERTIFICATES

2.1	Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3	Shareholder Entitled to Certificate or Acknowledgment or Written Notice

Unless the shares of which a shareholder is the registered owner are uncertificated shares, each shareholder is entitled, on request and at the shareholder’s option, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgment and delivery of a share certificate or acknowledgment to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all. Within a reasonable time after the issue or transfer of a share that is an uncertificated share, the Company must send to the shareholder a written notice containing the information required by the Business Corporations Act.

2.4	Delivery by Mail

Any share certificate, non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate or written notice of the issue or transfer of an uncertificated share may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate, acknowledgement or written notice is lost in the mail or stolen.

2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)	issue a replacement share certificate or acknowledgment, as the case may be.

2.6	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, provided such person has complied with the requirements of the Business Corporations Act.

2.7	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8	Certificate Fee

There must be paid as a fee to the Company for the issuance of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any, determined by the directors, which must not exceed the amount prescribed under the Business Corporations Act.

2.9	Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.	ISSUE OF SHARES

3.1	Directors Authorized

Subject to the Business Corporations Act and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2	Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3	Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4	Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)	consideration is provided to the Company for the issue of the share by one or more of the following:

(a)	past services performed for the Company;

(b)	property;

(c)	money; and

(2)	the directors in their discretion have determined that the value of the consideration received by the Company is equal to or greater than the issue price set for the share under Article 3.1.

3.5	Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options, convertible debentures and rights upon such terms and conditions as the directors determine, which share purchase warrants, options, convertible debentures and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.	SHARE REGISTERS

4.1	Central Securities Register and Any Branch Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain a central securities register and may maintain a branch securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register or any branch securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2	Closing Register

The Company must not at any time close its central securities register.

5.	SHARE TRANSFERS

5.1	Registering Transfers

A transfer of a share of the Company must not be registered unless the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(1)	a duly signed instrument of transfer in respect of the share;

(2)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;

(3)	if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment; and

(4)	such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, the due signing of the instrument of transfer and the right of the transferee to have the transfer registered.

For the purpose of this Article, delivery or surrender to the transfer agent or registrar which maintains the Company’s central securities register or a branch securities register, if applicable, will constitute receipt by or surrender to the Company.

5.2	Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved from time to time by the directors or the transfer agent or registrar for the class or series of share to be transferred.

5.3	Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4	Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificate(s) or set out in the written acknowledgments deposited with the instrument of transfer or, if the shares are uncertificated shares, then all of the uncertificated shares registered in the name of the shareholder:

(1)	in the name of the person named as transferee in that instrument of transfer; or

(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6	Transfer Fee

There must be paid as a fee to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.	TRANSMISSION OF SHARES

6.1	Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative of the shareholder, or, in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of the shareholder, the directors may require a declaration of transmission made by the legal personal representative stating the particulars of the transmission, proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2	Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations with respect to the shares as were held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company. This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder’s name and the name of another person in joint tenancy.

7.	PURCHASE OF SHARES

7.1	Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by resolution of the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

7.2	Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)	the Company is insolvent; or

(2)	making the payment or providing the consideration would render the Company insolvent.

7.3	Redemption of Shares

If the Company proposes to redeem some but not all of the shares of any class, the directors may, subject to any special rights and restrictions attached to such class of shares, determine the manner in which the shares to be redeemed shall be selected.

7.4	Sale and Voting of Purchased Shares

If the Company retains a share which it has redeemed, purchased or otherwise acquired, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)	is not entitled to vote the share at a meeting of its shareholders;

(2)	must not pay a dividend in respect of the share; and

(3)	must not make any other distribution in respect of the share.

8.	BORROWING POWERS

8.1	Powers of the Company

The Company, if authorized by the directors, may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(2)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2	Bonds, Debentures, Debt

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, or with special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors or otherwise and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

9.	ALTERATIONS

9.1	Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may~~:~~

~~(1)            by directors’ resolution or~~ by ordinary resolution~~, in each case as determined by the directors~~:

(1)	~~(a)~~ create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2)	~~(b)~~ increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)	~~(c)~~ subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4)	~~(d)~~ if the Company is authorized to issue shares of a class of shares with par value:

(a)	~~(i)~~ decrease the par value of those shares; or

(b)	~~(ii)~~ if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5)	~~(e)~~ change all or any of its unissued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

(6)	~~(f)~~ alter the identifying name of any of its shares; and

(7)	~~(2) by ordinary resolution~~ otherwise alter its shares or authorized share structure;

and, if applicable, alter its Notice of Articles and, if applicable, alter its Articles accordingly.

9.2	Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by ordinary resolution:

(1)	~~by directors’ resolution or by ordinary resolution, in each case as determined by the directors,~~ create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares if none of those shares have been issued; and

(2)	~~by special resolution of the shareholders of the class or series affected,~~ do any of the acts in (1) above if any of the shares of the class or series of shares have been issued, and alter its Notice of Articles and Articles accordingly.

9.3	Change of Name

The Company may by directors’ resolution or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name and may, by directors’ resolution or ordinary resolution, in each case as determined by the directors, adopt or change any translation of that name.

9.4	Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by directors’ resolution or by ordinary resolution, in each case as determined by the directors, alter these Articles.

10.	MEETINGS OF SHAREHOLDERS

10.1	Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2	Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3	Calling of Meetings of Shareholders

The directors may, at any time, call a meeting of shareholders.

~~10.4~~	~~Location of Meetings of Shareholders~~

~~A meeting of the Company may be held:~~

~~(1)~~	~~in the Province of British Columbia;~~

~~(2)~~	~~at another location outside British Columbia if that location is:~~

~~(a)~~	~~approved by resolution of the directors before the meeting is held; or~~

~~(b)~~	~~approved in writing by the Registrar of Companies before the meeting is held.~~

10.4	~~10.5~~ Notice for Meetings of Shareholders

Subject to Article 10.2, the Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors’ resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

10.5	~~10.6~~ Notice of Resolution to which Shareholders May Dissent

The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolution at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days; or

(2)	otherwise, 10 days.

10.6	~~10.7~~ Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)	if and for so long as the Company is a public company, 21 days; or

(2)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7	~~10.8~~ Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8	~~10.9~~ Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.9	~~10.10~~ Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting or a circular prepared in connection with the meeting must:

(1)	state the general nature of the special business; and

(2)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11.	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1	Special Business

At a meeting of shareholders, the following business is special business:

(1)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)	at an annual general meeting, all business is special business except for the following:

(a)	business relating to the conduct of or voting at the meeting;

(b)	consideration of any financial statements of the Company presented to the meeting;

(c)	consideration of any reports of the directors or auditor;

(d)	the setting or changing of the number of directors;

(e)	the election or appointment of directors;

(f)	the appointment of an auditor;

(g)	the setting of the remuneration of an auditor;

(h)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

(i)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2	Special Majority

The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3	Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders, who in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting.

11.4	One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)	that shareholder, present in person or ~~represented~~ by proxy, may constitute the meeting.

11.5	~~11.4~~ Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Business Corporations Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxyholder entitled to vote at the meeting.

11.6	~~11.5~~ Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7	~~11.6~~ Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8	~~11.7~~ Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.~~6~~7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the meeting shall be terminated.

11.9	~~11.8~~ Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)	the chair of the board, if any; or

(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10	~~11.9~~ Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president willing to act as chair of the meeting or present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose a director, officer or corporate counsel to be chair of the meeting or if none of the above persons are present or if they decline to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11	~~11.10~~ Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12	~~11.11~~ Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13	~~11.12~~ Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

11.14	~~11.13~~ Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.1~~2~~3, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15	~~11.14~~ Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16	~~11.15~~ Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders, either on a show of hands or on a poll, does not have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17	~~11.16~~ Manner of Taking Poll

Subject to Article 11.1~~7~~8, if a poll is duly demanded at a meeting of shareholders:

(1)	the poll must be taken:

(a)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)	in the manner, at the time and at the place that the chair of the meeting directs;

(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)	the demand for the poll may be withdrawn by the person who demanded it.

11.18	~~11.17~~ Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19	~~11.18~~ Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20	~~11.19~~ Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21	~~11.20~~ No Demand for Poll on Election of Chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22	~~11.21~~ Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23	~~11.22~~ Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.	VOTES OF SHAREHOLDERS

12.1	Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2	Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3	Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)	any one of the joint shareholders may vote at any meeting of shareholders, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)	if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4	Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5	Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)	for that purpose, the instrument appointing a representative must be received:

(a)	at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(b)	by the chair of the meeting at the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(2)	if a representative is appointed under this Article 12.5:

(a)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation that is a shareholder may appoint a proxy holder.

12.6	Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7	Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint up to two proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8	Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9	When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3)	the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10	Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(2)	unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or any adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11	Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned meeting by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given or has been taken.

12.12	Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned):

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder—printed]

12.13	Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is received:

(1)	at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.14	Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15	Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.	DIRECTORS

13.1	First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1)	subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company’s first directors;

(2)	if the Company is a public company, the greater of three and the most recently set of:

(a)	the number of directors elected by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4;

(3)	if the Company is not a public company, the most recently set of:

(a)	the number of directors elected by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4.

13.2	Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2)	if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors, subject to Article 14.8, may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3	Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4	Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5	Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6	Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7	Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8	Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.	ELECTION AND REMOVAL OF DIRECTORS

14.1	Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)	the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)	those directors whose term of office expires at the annual general meeting cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2	Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3	Failure to Elect or Appoint Directors

If:

(1)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)	when his or her successor is elected or appointed; and

(4)	when he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4	Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not reelected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5	Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6	Remaining Directors’ Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7	Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8	Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9	Ceasing to be a Director

A director ceases to be a director when:

(1)	the term of office of the director expires;

(2)	the director dies;

(3)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10	Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11	Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

~~15.~~	~~ALTERNATE DIRECTORS~~

~~15.1~~	~~Appointment of Alternate Director~~

~~Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.~~

~~15.2~~	~~Notice of Meetings~~

~~Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.~~

~~15.3~~	~~Alternate for More Than One Director Attending Meetings~~

~~A person may be appointed as an alternate director by more than one director, and an alternate director:~~

~~(1)~~	~~will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;~~

~~(2)~~	~~has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;~~

~~(3)~~	~~will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity; and~~

~~(4)~~	~~has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.~~

~~15.4~~	~~Consent Resolutions~~

~~Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.~~

~~15.5~~	~~Alternate Director Not an Agent~~

~~Every alternate director is deemed not to be the agent of his or her appointor.~~

~~15.6~~	~~Revocation of Appointment of Alternate Director~~

~~An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.~~

~~15.7~~	~~Ceasing to be an Alternate Director~~

~~The appointment of an alternate director ceases when:~~

~~(1)~~	~~his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;~~

~~(2)~~	~~the alternate director dies;~~

~~(3)~~	~~the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;~~

~~(4)~~	~~the alternate director ceases to be qualified to act as a director; or~~

~~(5)~~	~~his or her appointor revokes the appointment of the alternate director.~~

~~15.8~~	~~Remuneration and Expenses of Alternate Director~~

~~The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.~~

15.	~~16.~~ POWERS AND DUTIES OF DIRECTORS

15.1	~~16.1~~ Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

15.2	~~16.2~~ Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

16.	~~17.~~ INTERESTS OF DIRECTORS AND OFFICERS

16.1	~~17.1~~ Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

16.2	~~17.2~~ Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3	~~17.3~~ Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

16.4	~~17.4~~ Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

16.5	~~17.5~~ Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6	~~17.6~~ No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7	~~17.7~~ Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8	~~17.8~~ Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

17.	~~18.~~ PROCEEDINGS OF DIRECTORS

17.1	~~18.1~~ Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2	~~18.2~~ Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

17.3	~~18.3~~ Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)	the chair of the board, if any;

(2)	in the absence of the chair of the board or if designated by the chair, the president, a director or other officer; or

(3)	any other director or officer chosen by the directors if:

(a)	neither the chair of the board nor the president is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)	neither the chair of the board nor the president is willing to chair the meeting; or

(c)	the chair of the board and the president have advised the secretary, if any, or any other director, that they will not be present at the meeting.

17.4	~~18.4~~ Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors:

(1)	in person;

(2)	by telephone; or

(3)	with the consent of all directors who wish to participate in the meeting, by other communications medium;

if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 1~~8~~7.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5	~~18.5~~ Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

17.6	~~18.6~~ Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 1~~8~~7.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the ~~directors and the alternate~~ directors by any method set out in Article 2~~4~~3.1 or orally or by telephone.

17.7	~~18.7~~ When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a ~~director or an alternate~~ director if:

(1)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)	the director ~~or alternate director, as the case may be,~~ has waived notice of the meeting.

17.8	~~18.8~~ Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any ~~director or alternate~~ director, does not invalidate any proceedings at that meeting.

17.9	~~18.9~~ Waiver of Notice of Meetings

Any ~~director or alternate~~ director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, ~~to his or her alternate director,~~ and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director ~~or alternate director~~. Attendance of a director ~~or alternate director~~ at a meeting of directors is a waiver of notice of the meeting unless that ~~director or alternate~~ director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

17.10	~~18.10~~ Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

17.11	~~18.11~~ Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12	~~18.12~~ Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2)	in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Article may be by signed document, fax, e-mail or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 1~~8~~7.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

18.	~~19.~~ EXECUTIVE AND OTHER COMMITTEES

18.1	~~19.1~~ Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(1)	the power to fill vacancies in the board of directors;

(2)	the power to remove a director;

(3)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

18.2	~~19.2~~ Appointment and Powers of Other Committees

The directors may, by resolution:

(1)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)	delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	the power to appoint or remove officers appointed by the directors; and

(3)	make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

18.3	~~19.3~~ Obligations of Committees

Any committee appointed under Articles 1~~9~~8.1 or 1~~9~~8.2, in the exercise of the powers delegated to it, must:

(1)	conform to any rules that may from time to time be imposed on it by the directors; and

(2)	report every act or thing done in exercise of those powers at such times and in such manner and form as the directors may require.

18.4	~~19.4~~ Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 1~~9~~8.1 or 1~~9~~8.2:

(1)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)	terminate the appointment of, or change the membership of, the committee; and

(3)	fill vacancies in the committee.

18.5	~~19.5~~ Committee Meetings

Subject to Article 1~~9~~8.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 1~~9~~8.1 or 1~~9~~8.2:

(1)	the committee may meet and adjourn as it thinks proper;

(2)	the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)	a majority of the members of the committee constitutes a quorum of the committee; and

(4)	questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

19.	~~20.~~ OFFICERS

19.1	~~20.1~~ Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

19.2	~~20.2~~ Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)	determine the functions and duties of the officer;

(2)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3	~~20.3~~ Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

19.4	~~20.4~~ Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

20.	~~21.~~ INDEMNIFICATION

20.1	~~21.1~~ Definitions

In this Article 2~~1~~0:

(1)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former ~~director or alternate~~ director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a ~~director or alternate~~ director of the Company:

(a)	is or may be joined as a party; or

(b)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)	“expenses” has the meaning set out in the Business Corporations Act.

20.2	~~21.2~~ Mandatory Indemnification of Eligible Parties

Subject to the Business Corporations Act, the Company must indemnify a director, former ~~director or alternate~~ director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each ~~director and alternate~~ director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 2~~1~~0.2.

20.3	~~21.3~~ Indemnification

Subject to any restrictions in the Business Corporations Act and these Articles, the Company may indemnify any person.

20.4	~~21.4~~ Non-Compliance with Business Corporations Act

The failure of a ~~director, alternate~~ director or officer of the Company to comply with the Business Corporations Act or these Articles or, if applicable, any former Companies Act or former Articles, does not invalidate any indemnity to which he or she is entitled under this Part.

20.5	~~21.5~~ Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)	is or was a director, ~~alternate director,~~ officer, employee or agent of the Company;

(2)	is or was a director, ~~alternate director,~~ officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)	at the request of the Company, is or was a director, ~~alternate director,~~ officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity; or

(4)	at the request of the Company, holds or held a position equivalent to that of a ~~director, alternate~~ director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, ~~alternate director,~~ officer, employee or agent or person who holds or held such equivalent position.

21.	~~22.~~ DIVIDENDS

21.1	~~22.1~~ Payment of Dividends Subject to Special Rights

The provisions of this Article 2~~2~~1 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2	~~22.2~~ Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

21.3	~~22.3~~ No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 2~~2~~1.2.

21.4	~~22.4~~ Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

21.5	~~22.5~~ Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

21.6	~~22.6~~ Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 2~~2~~1.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)	set the value for distribution of specific assets;

(2)	determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)	vest any such specific assets in trustees for the persons entitled to the dividend.

21.7	~~22.7~~ When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

21.8	~~22.8~~ Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9	~~22.9~~ Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10	~~22.10~~ Dividend Bears No Interest

No dividend bears interest against the Company.

21.11	~~22.11~~ Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12	~~22.12~~ Payment of Dividends

Any dividend or other distribution payable in money in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13	~~22.13~~ Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

22.	~~23.~~ ACCOUNTING RECORDS AND AUDITORS

22.1	~~23.1~~ Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

22.2	~~23.2~~ Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

22.3	~~23.3~~ Remuneration of Auditors

The directors may set the remuneration of the auditors. If the directors so decide, the remuneration of the auditors will be determined by the shareholders.

23.	~~24.~~ NOTICES

23.1	~~24.1~~ Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report, record, communication document or other information (for the purposes of this Article 2~~4~~3, a “record”) required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent, delivered, served, or any other word of similar import, by any one of the following methods:

(1)	mail addressed to the person at the applicable address for that person as follows:

(a)	for a record mailed to a shareholder, the shareholder’s registered address (whether with the Company or its transfer agent);

(b)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class; or

(c)	in any other case, the mailing address of the intended recipient;

(2)	delivery at the applicable address for that person as follows, addressed to the person:

(a)	for a record delivered to a shareholder, the shareholder’s registered address (whether with the Company or its transfer agent) ;

(b)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class; or

(c)	in any other case, the delivery address of the intended recipient;

(3)	sending the record by facsimile to the facsimile (fax) number provided by the intended recipient for the sending of that record or records of that class;

(4)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)	sending by any other forms of representation of information or of concepts fixed in any medium for the sending of that electronic, optical or other similar means that can be read or received by a person by any means;

(6)	making the record available for public electronic access in accordance with the procedures referred to as “notice-and-access” under National Instrument 54-101 and National Instrument 51-102, as applicable, of the Canadian Securities Administrators, or in accordance with any similar electronic delivery or access method permitted by applicable securities legislation from time to time; or

(7)	physical delivery to the intended recipient.

23.2	~~24.2~~ Deemed Receipt

A notice, statement, report or other record that is:

(1)	mailed to a person by ordinary mail to the applicable address for that person referred to in Article 2~~4~~3.1 is deemed to be received by the person to whom it was mailed on the ~~fifth~~ day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(2)	faxed to a person to the fax number provided by that person referred to in Article 2~~4~~3.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;

(3)	e-mailed to a person to the e-mail address provided by that person referred to in Article 2~~4~~3.1 is deemed to be received by the person to whom it was e-mailed on the date it was e-mailed;

(4)	delivered to a person, is deemed to be received by the person to whom it was delivered on the date of personal delivery to that person;

(5)	in the case of any other form of electronic, optical or other similar means of delivery, is deemed to be received by the person as of the date such record was sent by such means; and

(6)	made available for public electronic access in accordance with the “notice-and-access” or similar delivery procedures referred to in Article 2~~4~~3.1 is deemed to be received by a person on the date that such record was made available for public electronic access.

23.3	~~24.3~~ Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Article 2~~4~~3.1 is conclusive evidence of that fact.

23.4	~~24.4~~ Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

23.5	~~24.5~~ Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)	mailing the record, addressed to them:

(a)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)	if an address referred to in paragraph 2~~4~~3.5(1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

23.6	~~24.6~~ Undelivered Notices

If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 2~~4~~3.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

24.	ADVANCE NOTICE PROVISIONS

24.1	Definitions

In this Article 24:

(1)	“affiliate” means:

(a)	when used to indicate a relationship with a specific person, a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(2)	“applicable securities laws” means:

(a)	collectively, the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada;

(3)	“associate” means:

(a)	any body corporate or trust of which such person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such body corporate or trust for the time being outstanding;

(b)	any partner of that person;

(c)	any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity,

(d)	a spouse of such specified person;

(e)	any person of either sex with whom such specified person is living in conjugal relationship outside marriage; or

(f)	any relative of such specified person or of a person mentioned in clauses (d) or (e) of this definition if that relative has the same residence as the specified person;

(4)	“beneficially owns” or “beneficially owned” means, in connection with the ownership of shares in the capital of the Company by a person:

(a)	any such shares as to which such person or any of such person’s affiliates or associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing;

(b)	any such shares as to which such person or any of such person’s affiliates or associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing;

(c)	any such shares which are beneficially owned, directly or indirectly, by a counterparty (or any of such counterparty’s affiliates or associates) under any derivatives contract (without regard to any short or similar position under the same or any other derivatives contract) to which such person or any of such person’s affiliates or associates is a receiving party; provided, however that the number of shares that a person beneficially owns pursuant to this clause (c) in connection with a particular derivatives contract shall not exceed the number of notional securities with respect to such derivatives contract; provided, further, that the number of securities owned beneficially by each counterparty (including their respective affiliates and associates) under a derivatives contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other counterparty (or any of such other counterparty’s affiliates or associates) under any derivatives contract to which such first counterparty (or any of such first counterparty’s affiliates or associates) is a receiving party and this proviso shall be applied to successive counterparties as appropriate; and

(d)	any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities;

(5)	“close of business” means:

(a)	5:00 p.m. (Pacific time) on a business day in British Columbia, Canada;

(6)	“derivatives contract” means:

(a)	a contract between two parties (the “receiving party” and the “counterparty”) that is designed to expose the receiving party to economic benefits and risks that correspond substantially to the ownership by the receiving party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the “notional securities”), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other derivatives contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be derivatives contracts;

(7)	“nominating shareholder” means:

(a)	each shareholder that nominates a person for election as a director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal; and

(8)	“public announcement” means:

(a)	disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Data Analysis and Retrieval+.

24.2	Nomination Procedures

Subject only to the Business Corporations Act and applicable securities laws, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if the election of directors is a matter specified in the notice of meeting,

(a)	by or at the direction of the board, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act; or

(c)	by any person (a “nominating shareholder”) who

(i)	at the close of business on the notice date and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company, and

(ii)	has given timely notice in proper written form as set forth in these Articles.

24.3	Manner of timely notice

To be timely, a nominating shareholder’s notice must be received by the Corporate Secretary of the Company at the principal executive office or registered office of the Company:

(a)	in the case of an annual meeting (including an annual and special meeting) of shareholders, not later than the close of business on the 30th day prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date (the “notice date”) on which the first public announcement of the date of the meeting was made, notice by the nominating shareholder may be made not later than the close of business on the tenth (10th) day following the notice date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

24.4	Proper form of notice

To be in proper written form, a nominating shareholder’s notice must comply with these Articles and must set forth:

(a)	as to each person whom the nominating shareholder proposes to nominate for election as a director:

(i)	their name, age, business and residential address, and principal occupation or employment for the past five years;

(ii)	their direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Company, including the number or principal amount; and

(iii)	any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Business Corporations Act or applicable securities laws; and

(b)	as to each nominating shareholder giving the notice:

(i)	their name, business and residential address;

(ii)	any direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Company, including the number or principal amount;

(iii)	any proxy, contract, arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Company or the nomination of directors to the board; and

(iv)	any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or as required by applicable securities laws.

24.5	Currency of information

information to be provided in a timely notice pursuant to these Articles shall be provided as of the record date for determining shareholders entitled to vote at the meeting (if such date shall then have been publicly announced) and as of the date of such notice. The nominating shareholder shall update such information to the extent necessary so that it is true and correct as of the date that is ten (10) business days prior to the date of the meeting, or any adjournment or postponement thereof.

24.6	Power of the chair

The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

24.7	Delivery of notice

Notwithstanding any other provision of these Articles, notice given to the Corporate Secretary of the Company pursuant to these Articles may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time on the Company’s website for general inquiries), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the principal executive offices of the Company, email (at the address as aforesaid and provided that confirmation of receipt of such email has been received) or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Pacific time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

24.8	Exclusive Means

For the avoidance of doubt, these Articles shall be the exclusive means for any person to bring nominations for election to the board at or in connection with any annual or special meeting of the shareholders of the Company.

24.9	Waiver

Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 24.

25.	SEAL

25.1	Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)	any two directors;

(2)	any officer, together with any director;

(3)	if the Company only has one director, that director; or

(4)	any one or more directors or officers or persons as may be determined by the directors.

25.2	Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

25.3	Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Article 25.1 to attest the Company’s seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

25.4	Execution of Documents Generally

The directors may from time to time by resolution appoint any one or more persons, officers or directors for the purpose of executing any instrument, document or agreement in the name of and on behalf of the Company for which the seal need not be affixed, and if no such person, officer or director is appointed, then any one officer or director of the Company may execute such instrument, document or agreement.

26.	PROHIBITIONS

26.1	Definitions

In this Article 26:

(1)	“designated security” means:

(a)	a voting security of the Company;

(b)	a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c)	a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2)	“security” has the meaning assigned in the Securities Act (British Columbia);

(3)	“voting security” means a security of the Company that:

(a)	is not a debt security, and

(b)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2	Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3	Consent Required for Transfer of Shares or Designated Securities

~~No~~Subject to Article 26.2, no share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

[Signature page follows]

FULL NAME AND SIGNATURE OF DIRECTOR

~~MARCEL DE GROOT~~

[●]

[Signature Page to ~~Amalco –~~Versamet Royalties Corporation – Amended and Restated Articles]

Schedule C

Amended Omnibus Plan

(Please see attached.)

~~SANDBOX~~VERSAMET ROYALTIES ~~CORP.~~CORPORATION

AMENDED AND RESTATED OMNIBUS EQUITY INCENTIVE PLAN

SEPTEMBER 1, 2022, AS AMENDED AND RESTATED [●], 2026

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1

1.1	Definitions	1
1.2	Interpretation9	9

ARTICLE 2 PURPOSE AND ADMINISTRATION OF THIS PLAN; GRANTING OF AWARDS

2.1	Purpose of this Plan	10
2.2	Implementation and Administration of this Plan	10
2.3	Participation in this Plan	11
2.4	Shares Subject to this Plan	12
2.5	Participation Limits	1~~2~~3
2.6	Granting of Awards	1~~3~~4

ARTICLE 3 OPTIONS		1~~3~~4

3.1	Nature of Options	1~~3~~4
3.2	Option Awards	14
3.3	Option Agreements	1~~4~~5
3.4	Option Price	1~~4~~5
3.5	Option Term	15
3.6	Exercise of Options	16
3.7	Method of Exercise and Payment of Purchase Price	1~~5~~6

ARTICLE 4 SHARE APPRECIATION RIGHTS		1~~6~~7

4.1	Nature of SARs	1~~6~~7
4.2	SAR Awards	1~~6~~7
4.3	SAR Award Agreements	1~~7~~8
4.4	SAR Term	19
4.5	Settlement of SARs	1~~8~~9
4.6	Method of Settlement	1~~8~~9

ARTICLE 5 RESTRICTED AND PERFORMANCE SHARE UNITS		2~~9~~0

5.1	Nature of Share Units	2~~9~~0
5.2	Share Unit Awards	~~20~~21
5.3	Share Unit Agreements	~~20~~22
5.4	Vesting of Share Units	22
5.5	Blackout Periods	2~~1~~2
5.6	Redemption / Settlement of Share Units	2~~1~~3
5.7	Determination of Amounts	2~~3~~5
5.8	Award of Dividend Equivalents	2~~4~~6

ARTICLE 6 DEFERRED SHARE UNITS		2~~4~~6

6.1	Nature of DSUs	2~~4~~6
6.2	Market Fluctuation	26
6.3	DSU Awards	2~~5~~6
6.4	DSU Agreements	2~~5~~7
6.5	Redemption / Settlement of DSUs	27
6.6	Determination of Amounts	29
6.7	Award of Dividend Equivalents	3~~8~~0

ARTICLE 7 GENERAL CONDITIONS		30

7.1	General Conditions Applicable to Awards	30
7.2	General Conditions Applicable to Options	~~30~~32
7.3	General Conditions Applicable to Awards other than Options	3~~1~~3

ARTICLE 8 ADJUSTMENTS AND AMENDMENTS		3~~2~~4

8.1	Adjustment to Shares Subject to Outstanding Awards	3~~2~~4
8.2	Change of Control	35
8.3	Initial Approval, Amendment or Discontinuance of this Plan	3~~3~~6

ARTICLE 9 MISCELLANEOUS		3~~5~~8

9.1	Use of an Administrative Agent	3~~5~~8
9.2	Tax Withholding	3~~5~~8
9.3	Clawback	38
9.4	Securities Law Compliance	3~~6~~9
9.5	Reorganization of the Corporation	4~~7~~0
9.6	Quotation of Shares	40
9.7	Governing Laws	40
9.8	Severability	4~~8~~0
9.9	Code Section 409A	4~~8~~0
9.10	Effective Date of this Plan	4~~9~~2

~~SANDBOX~~VERSAMET ROYALTIES ~~CORP.~~CORPORATION

AMENDED AND RESTATED OMNIBUS EQUITY INCENTIVE PLAN

~~Sandbox~~Versamet Royalties ~~Corp.~~Corporation (the “Corporation”) hereby establishes this Plan (as defined below) for certain Employees, Directors and ~~Consultants~~Service Providers (in each case, as defined in this Plan).

ARTICLE 1

INTERPRETATION

1.1	Definitions

Where used in this Plan, any amendments to this Plan, or any communication required or permitted to be given under this Plan, the following terms will have the following meanings unless the context otherwise requires:

“Account” means a notional account maintained for each Participant on the books of the Corporation which will be credited with Awards in accordance with the terms of this Plan;

“Affiliate” has the meaning given to such term in ~~Section 1.2 of Policy 1.1 – Interpretation of the Corporate Finance~~the TSX Company Manual ~~of the TSXV~~;

“Applicable Law” means any applicable law, including: (a) the Business Corporations Act (British Columbia), (b) Applicable Securities Laws, (c) the ITA and the ITA Regulations, (d) the Code, and (e) any other applicable corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether federal, provincial, state, local or foreign, and, for the purposes of this definition, also includes the Exchange Rules;

“Applicable Securities Laws” means (a) the Securities Act (British Columbia) and the equivalent thereof in each province and territory of Canada in which the Corporation is a “reporting issuer” or the equivalent thereof, together with the regulations, rules and blanket orders of the securities commission or similar regulatory authority in each of such jurisdictions, and (b) if a relevant Participant is a U.S. Person, the U.S. Securities Act, the U.S. Exchange Act and any rules or regulations thereunder and any applicable state securities laws;

“Applicable Withholding Taxes” means such amount as may be necessary for the Corporation or any Subsidiary to deduct or withhold from any Award granted, from any payment due or transfer made under any Award or under this Plan, or from any compensation or other amount owing to a Participant, so as to ensure the Corporation and any Subsidiary will be able to comply with the applicable provisions of any Applicable Law relating to the withholding of tax or other required deductions;

“Appreciation Value” means, in respect of any SAR, an amount equal to the Market Price on the date the SAR is settled less the Base Value;

“Award” means any Option, Share Unit, DSU or SAR granted pursuant to, or otherwise governed by, this Plan;

“Award Agreement” means an agreement evidencing the grant to a Participant of an Award, including an Option Agreement, a Share Unit Agreement, a DSU Agreement, a SAR Agreement, an Employment Agreement or a ~~Consulting~~Service Provider Agreement;

“Base Value” is defined in Section 4.2(~~3~~4);

“Beneficiary” means any Person designated by a Participant by written notice to the Corporation to receive any amount, securities or property payable under this Plan in the event of such Participant’s death or, failing any such effective designation, such Participant’s estate, provided that a “Beneficiary” in respect of DSUs granted to a Canadian Employee Participant under this Plan will be limited to an individual who is a dependent or relation of such Participant or the legal representative of such Participant, and the written notice contemplated above must be filed with the Corporation within one year of such Participant’s death;

“Blackout Expiry Date” means the date on which a Blackout Period expires, which shall be when the undisclosed material information that led to the imposition of the Blackout Period has been generally disclosed;

“Blackout Period” means a period during which the Corporation prohibits Participants from trading securities of the Corporation, which includes exercising, redeeming or settling Awards, that is formally imposed by the Corporation pursuant to its internal trading policies as a result of the bona fide existence of undisclosed material information (which, for greater certainty, does not include a period during which a Participant or the Corporation is subject to a cease trade order or similar order under Applicable Securities Laws in respect of the Corporation’s securities);

“Board” means the board of directors of the Corporation as constituted from time to time;

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when Canadian chartered banks are generally open for business in Vancouver, British Columbia for the transaction of banking business;

“Canadian Employee Participant” means a Canadian Participant who is granted an Award in respect of, in the course of, or by virtue of such Participant’s “office or employment” within the meaning of the ITA;

“Canadian Participant” means a Participant who is a resident of Canada and/or who is granted an Award in respect of, or by virtue of, employment services rendered in Canada, provided that, for greater certainty, a Participant may be both a Canadian Participant and a U.S. Taxpayer;

“Cash-or-Share-Settled Share Unit” is defined in Section 5.1~~.~~;

“Cause” is defined in Section 7.2(1);

“Change of Control” means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(a)	any transaction (other than a transaction described in paragraph (b) below) pursuant to which any Person or group of Persons acting jointly or in concert acquires direct or indirect beneficial ownership of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities entitled to vote in the election of members of the Board, other than any such acquisition that occurs upon the exercise or settlement of options or other securities granted by the Corporation under any of the Corporation’s equity incentive plans,

(b)	there is consummated an arrangement, amalgamation, merger, consolidation, business combination or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such transaction, the Shareholders immediately prior to such transaction do not beneficially own, directly or indirectly, either (i) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such transaction or (ii) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction,

(c)	the sale, lease, exchange, license or other disposition of assets, rights or properties of the Corporation or any Subsidiary which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of the Corporation and its Subsidiaries on a consolidated basis to any other Person, other than a disposition to a wholly-owned Subsidiary in the course of a reorganization of the assets of the Corporation and/or its wholly-owned Subsidiaries,

(d)	the passing of a resolution by the Board or the Shareholders to substantially liquidate the assets of the Corporation or wind up the Corporation’s business or significantly rearrange its affairs or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement), or

(e)	individuals who, immediately prior to a particular time, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board immediately following such time, provided that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board;

“Code” means the United States Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder;

“Code Section 409A” means Section 409A of the Code and applicable regulations and guidance issued thereunder;

~~“Consultant” means an individual, other than an Employee or Director and including a Management Company Employee, or company that: (a) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to a Subsidiary, other than services provided in relation to a distribution, (b) provides the services under a written contract between the Corporation or a Subsidiary and the individual or company, as the case may be, and (c) in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Subsidiary;~~

~~“Consulting Agreement” means any written consulting agreement between the Corporation or a Subsidiary and a Participant who is a Consultant;~~

“Designated Broker” means a broker who is independent of, and deals at arm’s length with, the Corporation and its Subsidiaries and is designated by the Corporation;

“Director” means a member of the Board or the board of directors of a Subsidiary;

“Disinterested Shareholder Approval” means approval by a majority of the votes cast with respect to such approval by the Shareholders at a duly constituted Shareholders’ meeting, excluding votes required to be excluded in respect of the subject matter of such approval pursuant to Applicable Laws;

“Dividend Equivalent” means additional Share Units or DSUs credited to a Participant’s Account as a dividend equivalent pursuant to Section 5.8 or Section 6.7;

“DSU” means a deferred share unit, which is a notional and conditional right awarded to a Participant under this Plan to receive a payment as provided in Section 6.3 and subject to the terms and conditions of this Plan;

“DSU Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of DSUs and the terms and conditions of such grant, substantially in the form attached as Exhibit “D”;

“DSU Redemption Date” means, with respect to a particular DSU, the date on which such DSU is redeemed in accordance with the provisions of this Plan;

“Eligible Participant” means~~: (a) in respect of a grant of Options,~~ any Director, Employee or ~~Consultant, (b) in respect of a grant of Share Units or SARs, any Director, Employee or Consultant other than an Investor Relations Service Provider, and (c) in respect of a grant of DSUs, any Non-Employee Director other than an Investor Relations~~ Service Provider;

“Employee” means an employee, within the meaning of the ITA, of the Corporation or a Subsidiary, and includes an Officer;

“Employer” means either the Corporation or a Subsidiary and means:

(a)	with respect to a Participant who is an Employee, the corporation that employs the Participant or that employed the Participant immediately prior to the termination of his employment,

(b)	with respect to a Participant who is a ~~Consultant~~Service Provider, the corporation to whom the Participant provides or provided ~~consulting~~ services, and

(c)	with respect to a Participant who is a Director, the corporation on whose board of directors the Participant serves or served at the time an Award was granted to the Participant;

“Employment Agreement” means, with respect to any Participant, any written employment agreement between the Corporation or a Subsidiary and such Participant;

“Exchange” means the TSX~~V~~ or, if the Shares are not listed an posted for trading on the TSX~~V~~ at a particular date, such other stock exchange or trading platform upon which the Shares are listed and posted for trading and which has been designated by the Board;

“Exchange Rules” means the rules and/or policies of any Exchange or automated quotation system on which the Shares are listed, quoted or traded at an applicable time;

“Exercise Notice” means a notice in writing signed by a Participant and stating the Participant’s intention to exercise an Option;

“Expiry Date” means the date by which an Award must be exercised, settled or redeemed, as the case may be;

“Grant Date” means, in respect of an Award, the date on which such Award is granted, provided that if the grant of an Award is approved during a Blackout Period, the Grant Date in respect of such Award will be deemed to be the tenth (10th) trading day on the Exchange immediately following the Blackout Expiry Date;

“Insider” has the meaning given to such term in ~~Section 1.2 of Policy 1.1 – Interpretation of the Corporate Finance Manual of the TSXV;~~

~~“Investor Relations Activities” has the meaning given to such term in Section 1.2 of Policy 1.1 - Interpretation of the Corporate Finance Manual of the TSXV;~~

~~“Investor Relations Service Provider” means any Consultant that performs Investor Relations Activities and any Director, Employee or Management Company Employee whose role and duties primarily consist of Investor Relations Activities~~the TSX Company Manual;

“IRS” means the United States Internal Revenue Service;

“Issued Shares” means the issued and outstanding Shares;

“ITA” means the Income Tax Act (Canada);

“ITA Regulations” means the regulations promulgated under the ITA;

~~“Management Company Employee” means an individual employed by a Person providing management services to the Corporation, which services are required for the ongoing successful operation of the business enterprise of the Corporation;~~

“Market Price” means: (a) if the Shares are then listed on the TSX~~V~~, the closing price per Share on the TSX~~V~~ on the last Trading Day prior to the particular date as of which the Market Price is required to be determined, (b) if the Shares are not listed on the TSX~~V~~, the closing price per Share on any other Exchange on which the Shares are then listed (and, if more than one, will be the Exchange on which the majority of trading in the Shares occurs) on the last Trading Day prior to such date, or (c) if the Shares are not listed on any Exchange as of such date, such price as is determined solely by the Board, acting reasonably and in good faith, and such determination will be conclusive and binding on all Persons;

~~“Non-Employee Director” means a member of the Board who is not otherwise an Employee;~~

“Officer” means an officer of the Corporation;

“Option” means a stock option, which is a right granted to a Participant under this Plan, entitling such Participant to acquire a Share as provided in Article 3 and subject to the terms and conditions of this Plan;

“Option Agreement” means a written agreement between the Corporation and a Participant evidencing a grant of Options and the terms and conditions of such grant, substantially in the form attached as Exhibit “A”;

“Option Price” is defined in Section 3.2(1);

“Participant” means any Eligible Participant that is granted one or more Awards under this Plan;

“Performance Criteria” means specified criteria, other than the mere continuation of employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Option, Share Unit or SAR;

“Performance Period” means the period determined by the Board at the time any Option, Share Unit or SAR is granted or at any time after during which any Performance Criteria and any other vesting conditions specified by the Board with respect to such Option, Share Unit or SAR are to be measured;

“Performance Share Unit” is defined in Section 5.1;

“Person” means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person have a similarly extended meaning;

“Plan” means this Omnibus Equity Incentive Plan, including the attached exhibits, as the same may be amended or amended and restated from time to time;

“Redemption Date” is defined in Section 5.6(1), as modified by Section 5.6(4);

“Restricted Share Unit” is defined in Section 5.1;

“Restriction Period” means, with respect to a particular grant of Share Units, the period between the Grant Date of such Share Units and the latest Vesting Date in respect of any portion of such Share Units;

“SAR” means a share appreciation right, which is a right awarded under this Plan to receive a cash payment or its equivalent in fully paid Shares (or a combination) equal to the Appreciation Value of such right, at the time, in the manner, and subject to the terms and conditions of this Plan;

“SAR Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of SARs and the terms and conditions of such grant, substantially in the form attached as Exhibit “B”;

“SEC” means the United States Securities and Exchange Commission;

“Separation from Service” has the meaning ascribed to it under Code Section 409A;

“Service Provider” means a Person, other than an Employee, Officer or Director of the Corporation or an Affiliate, that:

(a)	is engaged to provide, on a bona fide basis, for an initial, renewable or extended period of twelve (12) months or more, services to the Corporation or an Affiliate, other than services provided in relation to a distribution of securities;

(b)	provides the services under a written contract between the Corporation or an Affiliate and the person or company; and

(c)	in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate;

and includes:

(d)	for an individual Service Provider, a corporation of which the individual Service Provider is an employee or shareholder, and a partnership of which the individual Service Provider is an employee or partner; and

(e)	for a Service Provider that is not an individual, an employee, executive officer, or director of the Service Provider, provided that the individual employee, executive officer, or director spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate;

“Service Provider Agreement” means any written service agreement between the Corporation or a Subsidiary and a Participant who is a Service Provider;

“Share” means a common share in the capital of the Corporation;

“Share Compensation Arrangement” means any stock option plan, employee stock purchase plan, long-term incentive plan or other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury, including a share purchase from treasury by a full-time Employee, Director, Insider or ~~Consultant~~Service Provider which is facilitated by the Corporation or a Subsidiary;

“Share-Settled Share Unit” is defined in Section 5.~~6(~~1~~)~~;

“Share Unit” means a right, including a Restricted Share Unit or a Performance Share Unit, awarded to a Participant under this Plan to receive a payment as provided in Article 5 and subject to the terms and conditions of this Plan, and includes Cash-or-Share -Settled Share Units and Share-Settled Share Units;

“Share Unit Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of Share Units and the terms and conditions of such grant, substantially in the form attached as Exhibit “C”;

“Share Unit Outside Expiry Date” is defined in Section 5.6(6);

“Share-Settled Share Unit Deferred Settlement Election” is defined in Section 5.6(4), and shall be substantially in the form attached as Exhibit “E”;

~~“Share Unit Outside Expiry Date” is defined in Section 5.6(5)(d);~~

“Shareholder” means a shareholder of the Corporation;

“Subsidiary” means a Person that is controlled, directly or indirectly, by the Corporation; provided that, in all cases, in applying the provisions of this Plan to Options or DSUs granted to a Canadian Employee Participant, a Person will only constitute a “Subsidiary” if such Person is a corporation controlled, directly or indirectly, by the Corporation;

“Termination Date” means (a) in the event of a Participant’s resignation, the date on which such Participant ceases to be a Director, Employee or ~~Consultant~~Service Provider, (b) in the event of the termination of a Participant’s employment, position as a Director or engagement as ~~Consultant~~Service Provider, the effective date of the termination as specified in the notice of termination provided to such Participant by the Corporation or a Subsidiary, as the case may be, and (c) in the event of a Participant’s death, the date of death; provided that, in all cases, in applying the provisions of this Plan to DSUs granted to a Canadian Employee Participant, the “Termination Date” will be the latest date on which such Participant is neither a Director nor Employee nor a director or employee of any Affiliate;

“Termination of Service” means that a Participant has ceased to be an Eligible Participant;

“Trading Day” means any day on which the Exchange is open for trading;

“TSX~~V~~” means the ~~TSX Venture~~Toronto Stock Exchange;

“United States” has the meaning ascribed thereto under Regulation S under the U.S. Securities Act;

“U.S. Exchange Act” means that United States Securities Exchange Act of 1934, as amended;

~~“U.S. Participant” means a Participant who is a resident or citizen of the United States for the purposes of the Code and/or who is subject to taxation under the Code in respect of any Award awarded or granted under this Plan;~~

“U.S. Person” has the meaning ascribed thereto under Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Share Unit Outside Expiry Date” is defined in Section 5.1;

“U.S. Taxpayer” means a Participant who is a United States citizen, a United States permanent resident or other Person who is subject to taxation on their income or in respect of Awards under the Code, provided that, for greater certainty, a Participant may be both a Canadian Participant and a U.S. Taxpayer; and

“Vesting Date” is defined in Section 5.4~~; and~~

~~“VWAP” means the volume weighted average trading price of the Shares on the Exchange, calculated by dividing the total value by the total volume of the Shares traded for the five trading days immediately preceding the exercise of the subject Option~~.

1.2	Interpretation

Unless otherwise provided in this Plan, in this Plan:

(a)	whenever a provision provides that the Board is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term “discretion” or “authority” means the sole and absolute discretion or authority, as the case may be, of the Board;

(b)	the provision of a table of contents, the division of this Plan into Articles, Sections and other subdivisions, and the insertion of headings are for convenient reference only and do not affect the interpretation of this Plan;

(c)	words importing the singular include the plural and vice versa and words importing any gender include any other gender;

(d)	the words “including”, “includes” and “include” and any derivatives of such words mean “including (or includes or include) without limitation” or similar phrases~~.~~;

(e)	the expressions “Article”, “Section” or other subdivision followed by a number mean and refer to the specified Article, Section or other subdivision of this Plan;~~.~~

(f)	and unless otherwise specified in an Award Agreement, all references to dollar amounts are to Canadian currency, and where any amount is required to be converted to or from a currency other than Canadian currency, such conversion will be based on the exchange rate quoted by the Bank of Canada on the applicable date;

(g)	any date that falls on a date that is not a Business Day shall be deemed to refer to the next succeeding Business Day;

(h)	any reference to this Plan or any Award Agreement includes, and is a reference to, this Plan or such other Award Agreement as the same may have been, or may from time to time be, amended, restated, replaced, supplemented or novated, and includes all schedules and exhibits;

(i)	any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been, or may from time to time be, amended, re-enacted or replaced;

(j)	any reference in this ~~Agreement~~Plan to a Person includes such Person~~’~~’s heirs, administrators, executors, legal representatives, successors and permitted assigns, as the case may be, provided that the legal representatives of a Participant will only include the legal representative of such Participant’s estate or will; and

(k)	if any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan, then the first day of the period is not counted, but the Expiry Date is counted.

ARTICLE 2

PURPOSE AND ADMINISTRATION OF THIS PLAN; GRANTING OF AWARDS

2.1	Purpose of this Plan

The purpose of this Plan is to permit the Corporation to grant Awards to Eligible Participants, subject to certain conditions as set out in this Plan, for the following purposes:

(a)	to increase the interest in the Corporation’s Eligible Participants, who share responsibility for the business management and growth of the Corporation;

(b)	to provide an incentive to Eligible Participants to continue their services to the Corporation or a Subsidiary and to motivate such Eligible Participants whose skills, experience, performance and loyalty to the objectives and interests of the Corporation or a Subsidiary are necessary or essential to its success;

(c)	to reward Eligible Participants for their performance of services while working for the Corporation or a Subsidiary; and

(d)	to provide a means through which the Corporation or a Subsidiary may attract and retain Persons to enter its employment or service.

2.2	Implementation and Administration of this Plan

(1)	This Plan will be administered and interpreted by the Board or, if the Board by resolution so decides, by a committee appointed by the Board. If a committee is appointed for this purpose, all references to the “Board” in this Plan will be deemed references to such committee. Nothing contained in this Plan will prevent the Board from adopting other or additional Share Compensation Arrangements or other compensation arrangements, subject to any required approvals.

(2)	Subject to Article 8 and any applicable Exchange Rules, the Board may from time to time, as it may deem expedient or appropriate, adopt, amend or rescind the terms of this Plan, including to address any tax or other requirements of any applicable jurisdiction.

(3)	Subject to the provisions of this Plan, the Board is authorized, in its sole discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration and operation of this Plan as it may deem necessary or advisable. The interpretation, administration, construction and application of this Plan made by the Board will be final and binding on the Corporation, its Subsidiaries and all Eligible Participants.

(4)	No member of the Board nor any Person acting pursuant to authority delegated by the Board under this Plan will be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of this Plan or any Award. Members of the Board, or any Person acting at the direction or on behalf of the Board, will, to the extent permitted by Applicable Law, be fully indemnified and protected by the Corporation with respect to any such action or determination.

(5)	This Plan will not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issuance of any Shares or any other securities of the Corporation. For greater clarity, the Corporation will not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, repurchasing Shares or varying or amending its share capital or corporate structure.

(6)	To the extent not inconsistent with Applicable Law, the Board may authorize one or more Officers to do one or more of the following with respect to Employees who are not Directors or Officers: (a) designate Employees to be recipients of Awards; (b) determine the number of Shares subject to such Awards to be received by such Employees; and (c) cancel or suspend Awards to such Employees, provided that: (i) any resolution of the Board authorizing such Officer(s) must specify the total number of Shares subject to Awards that such Officer(s) may so award; and (ii) the Board may not authorize any Officer to designate themselves as the recipient of an Award.

2.3	Participation in this Plan

(1)	The Corporation makes no representation or warranty as to the future Market Price or with respect to any income tax matters affecting any Participant resulting from the grant, vesting, exercise or settlement of any Award, any transactions in the Shares or otherwise in respect of participation under this Plan. Neither the Corporation nor any of its Directors, Officers, Employees, Shareholders, agents or representatives will be liable for anything done or omitted to be done by such Person or any other Person with respect to the price, time, quantity or other conditions and circumstances of the grant of Awards, issuance of Shares or settlement of Awards in cash under this Plan, or in any other manner related to this Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant (or any Person with whom the Participant does not deal at arm’s length within the meaning of the ITA) under this Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant (or any Person with whom the Participant does not deal at arm’s length within the meaning of the ITA) to compensate for a downward fluctuation in the price of the Shares or any shares of a related (within the meaning of the ITA) corporation, nor will any other form of benefit be conferred upon, or in respect of, a Participant (or any Person with whom the Participant does not deal at arm’s length within the meaning of the ITA) for such purpose. The Corporation and its Subsidiaries do not assume, and will not have any responsibility for, the income or other tax consequences resulting to any Participant in connection with or related to any Award and each Participant is strongly advised to consult their own tax advisors.

(2)	Participants (and their legal representatives) will have no legal or equitable right, claim or interest in any specific property or asset of the Corporation or any Subsidiary. No asset of the Corporation or any Subsidiary will be held in any way as collateral security for the fulfillment of the obligations of the Corporation or any Subsidiary under this Plan. Unless otherwise determined by the Board, this Plan will be unfunded. To the extent any Participant or its estate holds any rights by virtue of a grant of an Award, such rights (unless otherwise determined by the Board) will be no greater than the rights of an unsecured creditor of the Corporation.

(3)	~~Unless otherwise determined by the Board, the~~The Corporation will not offer financial assistance to any Participant in regards to the exercise of any Award.

2.4	Shares Subject to this Plan

(1)	Subject to adjustment pursuant to Article 8, and as may be approved by the Exchange and the Shareholders from time to time:

(a)	the securities that may be acquired by Participants pursuant to Awards will consist of authorized but unissued Shares in an amount not to exceed the percentage set out below at the time of grant, provided that, in the case of Cash-or-Share -Settled Share Units, SARs and DSUs, the Corporation (or applicable Subsidiary) may, in its sole discretion, elect to settle such Cash-or-Share -Settled Share Units, SARs or DSUs in cash or in Shares acquired in the open market by a Designated Broker for the benefit of a Participant; and

(b)	the number of Shares reserved for issuance, in the aggregate, pursuant to the settlement or exercise of Awards granted under this Plan will be equal to a maximum of 10% of the Issued Shares from time to time, less the number of Shares reserved for issuance pursuant to any other Share Compensation Arrangement (if any).

(2)	For the purposes of calculating the number of Shares reserved for issuance under this Plan:

(a)	each Option and each Share-Settled Share Unit will be counted as reserving one Share under this Plan; and

(b)	notwithstanding that the settlement of any Cash-or-Share -Settled Share Unit, DSU or SAR in Shares will be in the sole discretion of the Corporation as provided in this Plan, each Cash-or-Share -Settled Share Unit, DSU and SAR will be counted as reserving one Share under this Plan.

(3)	No Award may be granted if such grant would have the effect of causing the total number of Shares reserved for issuance under this Plan to exceed the maximum number of Shares reserved for issuance under this Plan as set out above in Section 2.4(1)(b).

(4)	This Plan is considered to be a ~~“~~“rolling~~”~~” plan because if (a) an outstanding Award (or portion of such Award) expires or is forfeited, surrendered, cancelled or otherwise terminated for any reason without having been exercised or settled; or (b) an outstanding Award (or portion of such Award) is settled in cash, then in each such case the Shares reserved for issuance in respect of such Award (or portion of such Award) will again be available for issuance under this Plan, and the number of Shares reserved for issuance in respect of Awards will increase if the total number of issued and outstanding Shares increases.

2.5	Participation Limits

(1)	In no event will this Plan, together with all other previously established and outstanding Share Compensation Arrangements (if any), permit at any time:

(a)	the maximum aggregate number of Shares that are issuable pursuant to all Awards granted or issued to Insiders (as a group) to exceed 10% of the Issued Shares at any point in time;

(b)	the maximum aggregate number of Shares that ~~are issuable pursuant to all Awards granted or~~may be issued in any 12 -month period to Insiders (as a group) to exceed 10% of the Issued Shares~~, calculated as at the date any Award is granted or issued to any Insider~~; or

(c)	the maximum aggregate number of Shares that are issuable pursuant to all Awards granted or issued in any 12 -month period to any one Person (and where permitted under this Plan, any companies that are wholly owned by that Person) to exceed 5% of the Issued Shares, calculated as at the date any Award is granted or issued to the Person, unless the Corporation has obtained the requisite Disinterested Shareholder Approval.

~~(2)~~	~~The maximum aggregate number of Shares that are issuable pursuant to all Awards granted or issued in any 12 month period to any one Consultant must not exceed 2% of the Issued Shares, calculated as at the date any Award is granted or issued to the Consultant.~~

~~(3)~~	~~The maximum aggregate number of Shares that are issuable pursuant to all Options granted in any 12 month period to all Investor Relations Service Providers in aggregate must not exceed 2% of the Issued Shares, calculated as at the date any Option is granted to any such Investor Relations Service Provider, and such Options will be subject to the vesting requirements set out in Section 3.2(2).~~

~~(4)~~	~~Investor Relations Service Providers may not receive any Awards other than Options. For so long as the Corporation is listed on the TSXV, the Board will, through the establishment of appropriate procedures as determined by the Board in its discretion from time to time, monitor the trading in the securities of the Corporation by all Investor Relations Service Providers. These procedures may include, for example, the establishment of a designated brokerage account through which an Investor Relations Service Provider conducts all trades in the securities of the Corporation or a requirement that Investor Relations Service Providers file reports of their trades with the Board on a basis that is similar to reports required to be filed by reporting insiders under National Instrument 55-104 – Insider Reporting Requirements and Exemptions.~~

(2)	~~(5)~~ Upon authorization by the Board of the exercise of an Option on a “cashless exercise” basis pursuant to Section 3.7(3) or “net exercise” basis pursuant to Section 3.7(4), the number of Options exercised, surrendered or converted, and not the number of Shares actually issued by the Corporation, will be included in calculating the limits set forth in Section 2.4(1)(b) and this Section 2.5. Notwithstanding the foregoing, Shares reserved for issuance pursuant to an Award that has been settled in cash, cancelled, terminated, surrendered, forfeited or expired without being exercised or settled, and pursuant to which no securities have been issued, will continue to be issuable under this Plan.

2.6	Granting of Awards

Each Award will be subject to the requirement that, if at any time, counsel to the Corporation determines that the listing, registration or qualification of the Shares subject to such Award upon any Exchange or under any Applicable Law, or the consent or approval of any Exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant, exercise or settlement of such Award, or the issuance or purchase of Shares under such Award, such Award may not be granted, exercised or settled, in whole or in part, unless such listing, registration, qualification, consent or approval will have been effected or obtained on conditions acceptable to the Board. Nothing in this Plan will be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

ARTICLE 3

OPTIONS

3.1	Nature of Options

An Option is a stock option granted by the Corporation to a Participant, with each Option entitling such Participant to acquire one Share from treasury subject to the provisions of this Plan. For greater certainty, the Corporation is obligated to issue and deliver a Share on the due exercise of an Option and will have no independent discretion to settle any Option in cash or other property. For the avoidance of doubt, no Dividend Equivalents will be granted in connection with any Option.

3.2	Option Awards

(1)	Subject to the provisions of this Plan and any Shareholder or other approval which may be required, the Board may from time to time, in its sole discretion: (a) designate the Eligible Participants who may receive Options; (b) fix the number of Options, if any, to be granted to each Eligible Participant and the date(s) on which such Options will be granted (which will not be prior to the date of the resolution of the Board); (c) subject to Section 3.4, determine the price per Share to be payable upon the exercise of each Option (the “Option Price”); (d) determine the relevant vesting provisions (including Performance Criteria, if applicable) of each Option; and (e) determine the date until which each Option may be exercised, in each case subject to the terms and conditions of this Plan, any applicable Option Agreement and the Exchange Rules. For Options granted to Employees, ~~Management Company Employees and Consultants~~and Service Providers, the Corporation and the Participant are responsible for ensuring and confirming that the Participant is a bona fide Employee~~, Management Company Employee or Consultant~~ or Service Provider, as the case may be.

(2)	Each Option will vest in accordance with the terms of the Option Agreement entered into in respect of such Option. ~~Notwithstanding the foregoing, Options granted to Investor Relations Service Providers must vest in stages over a period of not less than 12 months, with no more than one-quarter of such Options vesting in any three-month period, and with the first such vesting date to occur no sooner than three months after the applicable Grant Date. No acceleration of the vesting provisions of Options granted to Investor Relations Service Providers is allowed without the prior acceptance of the TSXV.~~

3.3	Option Agreements

(1)	Each grant of an Option will be evidenced by an Option Agreement in substantially the form attached as Exhibit “A” or such other form as the Board may determine in its discretion from time to time. Each Option Agreement will be subject to all applicable terms and conditions of this Plan and any other terms and conditions (including any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) as the Board may deem appropriate, provided that they are not inconsistent with Applicable Law. No Option Agreements entered into pursuant to this Plan must be identical.

(2)	Each Option Agreement will contain such terms as may be considered necessary by the Board in order that the Options referenced in such Option Agreement will comply with any provisions respecting options in the income tax laws (including, in respect of Canadian Employee Participants, such terms and conditions so as to ensure that the Option will be continuously governed by Section 7 of the ITA) or other Applicable Laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen, or provide services in, or the rules of any regulatory body having jurisdiction over the Corporation.

(3)	To the extent any Options granted to a Participant are options for “non-qualified securities” under the ITA, notification of such Options will be included in the applicable Option Agreement and the Corporation shall make all other necessary notifications or designations required to be made by the Corporation under the ITA.

3.4	Option Price

Each Option Price will be determined and approved by the Board when the applicable Option is granted, and will not be less than the Market Price as of the Grant Date~~, less any discount permitted by the Exchange~~. A minimum exercise price cannot be established unless the Options are allocated to particular Participants.

3.5	Option Term

The Board will determine, at the time of granting a particular Option, the period during which such Option is exercisable, which will not be more than 10 years after the Grant Date and which may be shortened in accordance with this Plan and the applicable Option Agreement. Unless otherwise determined by the Board, all unexercised Options will be automatically cancelled, without any compensation to the Participant, on the Expiry Date of such Options. Notwithstanding the foregoing, if the Expiry Date falls within a Blackout Period, the Expiry Date will be the date that is 10 Business Days after the Blackout Expiry Date and may not be further extended by the Board.

3.6	Exercise of Options

Prior to its expiration or earlier termination in accordance with this Plan, each Option will be exercisable at such time(s) and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board, at the time of granting such Option, may determine in its sole discretion. For greater certainty, any exercise of Options by a Participant must be in compliance with the Corporation’s insider trading policy.

3.7	Method of Exercise and Payment of Purchase Price

(1)	Subject to the provisions of this Plan, including Sections 3.7(3) and 3.7(4), each Option will be exercisable by the Participant (or its legal representative) delivering a fully completed Exercise Notice (a form of which is attached to Exhibit “A”) to the Corporation at its head office, addressed to the attention of the Chief Financial Officer of the Corporation (or any individual that the Chief Financial Officer may from time to time designate) or by giving notice in such other manner as the Corporation may from time to time designate, which notice will specify the number of Options being exercised and will be accompanied by payment, in full, of (a) the Option Price multiplied by the number of Options specified in such Exercise Notice, and (b) such amount in respect of Applicable Withholding Taxes and other applicable source deductions pursuant to Section 9.2. Such payment will be in the form of certified cheque, bank draft, wire transfer or any other form of payment deemed acceptable by the Chief Financial Officer of the Corporation (or any individual that the Chief Financial Officer may from time to time designate).

(2)	No later than 10 Business Days after the exercise of an Option and receipt of all payments required to be made by the Participant to the Corporation in connection with such exercise, the Corporation will cause the transfer agent and registrar of the Shares to:

(a)	deliver to the Participant (or its legal representative) a certificate in the name of the Participant representing the aggregate number of Shares that the Participant (or its legal representative) has paid for and as are specified in the applicable Exercise Notice; or

(b)	in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares that the Participant (or its legal representative) has paid for and as are specified in such Exercise Notice, which Shares will be evidenced by a book position on the register of the Shareholders maintained by the transfer agent and registrar of the Shares.

(3)	The Board may, on terms established by it in its sole discretion and in accordance with Exchange policies ~~(including, if the Corporation is listed on the TSXV, Section 4.8(d)(i) of TSXV Policy 4.4)~~, permit an Option to be exercised by way of a “cashless exercise” basis with the assistance of a broker in order to facilitate the exercise of such Participant’s Options. Any such “cashless exercise” procedures may include a sale of such number of Shares as is necessary to raise an amount equal to the aggregate Option Price for all Options being exercised by that Participant on a “cashless exercise” basis. The Participant will also comply with Section 9.2 of this Plan with regard to any Applicable Withholding Taxes and other applicable source deductions and will comply with all such other procedures and policies as the Corporation may prescribe or determine to be necessary or advisable from time to time in connection with such “cashless exercise”.

(4)	The Board may, in its sole discretion and in accordance with Exchange policies ~~(including, if the Corporation is listed on the TSXV, Section 4.8(d)(ii) of TSXV Policy 4.4)~~, permit Options held by a Participant ~~who is not an Investor Relations Service Provider~~ to be exercised on a “net exercise” basis such that the Participant receives only the number of Shares underlying such Options that is equal to the quotient obtained by dividing:

(A)	the product of the number of Options being exercised multiplied by the difference between the ~~VWAP~~Market Price and the Option Price of such Options;

by

(B)	the ~~VWAP~~Market Price.

(5)	Where the Board permits a cashless exercise of Options as provided in Section 3.7(3) or a net exercise of Options as provided in Section 3.7(4), the Corporation shall, where the holder of the Option would otherwise be entitled to a deduction under paragraph 110(1)(d) of the ITA in respect of the ordinary exercise of the Option, ~~it shall~~ make the requisite elections under subsection 110(1.1) of the ITA to agree not to claim a corporate level deduction in respect of such Option.

(6)	No fractional Shares will be issued upon the exercise of Options. If a Participant would become entitled to a fractional Share upon the exercise of an Option, or from an adjustment pursuant to Section 8.1, such Participant will only have the right to acquire the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

ARTICLE 4

SHARE APPRECIATION RIGHTS

4.1	Nature of SARs

A SAR is an Award granted to a Participant for future services to be rendered that, upon settlement, entitles such Participant to receive cash and/or Shares, as determined by the Corporation in its sole discretion, equal to the Appreciation Value of such SAR.

4.2	SAR Awards

(1)	Subject to the provisions of this Plan, including Section 4.2(6), the terms of any applicable SAR Agreement, and any Shareholder or regulatory approval which may be required, the Board may, from time to time, in its sole discretion: (a) designate the Eligible Participants who may receive SARs; (b) fix the number of SARs, if any, to be granted to each Eligible Participant and the date(s) on which such SARs will be granted; (c) determine whether, on settlement of an SAR, a Participant will be entitled to a payment of cash or Shares (or a combination); (d) determine the Base Value of the SARs; and (e) determine the relevant conditions and vesting provisions of each SAR; provided that no such condition or restriction will cause the SAR to constitute a “salary deferral arrangement” within the meaning of Section 248(1) of the ITA. For SARs granted to Employees~~, Management Company Employees and Consultants~~ and Service Providers, the Corporation and the Participant are responsible for ensuring and confirming that the Participant is a bona fide Employee~~, Management Company Employee or Consultant~~ or Service Provider, as the case may be.

(2)	Subject to the vesting and other conditions and provisions in this Plan and any applicable SAR Agreement, each SAR awarded to a Participant will entitle such Participant to receive, on settlement, a cash payment and/or Shares, as determined by the Board in its sole discretion, equal to the Appreciation Value of such SAR. For greater certainty, such Appreciation Value shall be based solely on the increase in the fair market value of the Shares and thus is not guaranteed.

(3)	All SARs shall have a nil value as of the Grant Date.

(4)	The Base Value for each SAR (the “Base Value”) will be determined by the Board and specified in the SAR Agreement. The Base Value of a SAR will not be less than the Market Price on the Grant Date.

(5)	Each SAR will vest in accordance with the terms of the SAR Agreement entered into in respect of such SAR, provided that no SAR will vest before one year after the Grant Date.

(6)	Notwithstanding any other provision of this Article 4, it is intended that SARs granted to Canadian Employee Participants will be excluded from the definition of “salary deferral arrangement” as defined in Section 248(1) of the ITA, and all SARs shall have such terms and conditions, including as to vesting and settlement, as may be necessary or desirable to ensure such treatment. For greater certainty, each SAR will be granted solely in respect of the future service of the Participant and will not be in respect of prior services of such Participant. The Board may only grant a SAR to a Participant so long as none of the main purposes of such grant is to provide the Participant with a payment that is in lieu of salary or wages for services rendered by such Participant in a previous calendar year.

4.3	SAR Award Agreements

(1)	Each grant of a SAR will be evidenced by a SAR Agreement in substantially the form attached as Exhibit “B” or such other form as the Board may determine in its discretion from time to time. Each SAR Agreement will be subject to all applicable terms and conditions of this Plan and any other terms and conditions (including any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) as the Board may deem appropriate, provided that they are not inconsistent with Applicable Law. No SAR Agreements entered into pursuant to this Plan must be identical.

(2)	Each SAR Agreement will contain such terms as the Corporation considers necessary in order that the SARs referenced in such SAR Agreement will comply with any provisions respecting share appreciation rights in the income tax laws or other Applicable Laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen, or provide services in, or the rules of any regulatory body having jurisdiction over the Corporation.

(3)	Subject to the terms of this Plan and the Exchange Rules, SARs may not be granted with a Base Value that is less than 100% of the Market Price on the Grant Date. For greater certainty, if the Canada Revenue Agency, IRS or any other taxing authority determines that a SAR was granted with a Base Value that was less than the Market Price on the Grant Date, the holder of such SAR will be solely responsible for all taxes, interest, penalties and other costs related to such a determination. At the time of grant of a SAR to a U.S. Taxpayer, the Board will specify in the SAR Agreement evidencing such SAR the date or dates on which the SAR will become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including vesting based upon the U.S. Taxpayer’s duration of service to the Corporation or any Affiliate, Performance Criteria, or individual performance or other specific criteria, in each case on such specified date(s) or over such period(s), as determined by the Board, provided that no SAR will vest before one year after the Grant Date. At any time after the grant of a SAR, the Board may accelerate the period during which such SAR vests, provided that no SAR will vest before one year after the Grant Date.

4.4	SAR Term

Each SAR shall expire on the earlier of: (a) December 15th of the calendar year in which such Performance Criteria and/or other vesting conditions applicable to such SAR as determined by the Board at the time of grant of the SAR are achieved; and (b) the fifth anniversary of the date such SAR was granted.Notwithstanding the foregoing, if the Expiry Date falls within a Blackout Period, the Expiry Date will be the date that is 10 Business Days after the Blackout Expiry Date and may not be further extended by the Board.

4.5	Settlement of SARs

Each SAR will be settled and automatically paid out by the Corporation, in cash, Shares or a combination of both, at such time within the same year of the achievement of such Performance Criteria and/or other vesting conditions applicable to such SAR as determined by the Board at the time of grant of the SAR, as may be determined by the Board in its sole discretion, provided that such settlement shall be completed by December 15 of the calendar year in which all applicable vesting conditions are achieved. For greater certainty, any settlement of SARs must be made in compliance with the Corporation’s insider trading policy.

4.6	Method of Settlement

(1)	Subject to the provisions of this Plan, each SAR will be settled by the Corporation at such time in the year the applicable vesting conditions are satisfied as provided in Section 4.2(5) as may be determined by the Board in its sole discretion.

(2)	On settlement of a SAR, subject to satisfaction of any Applicable Withholding Taxes and other applicable source deductions pursuant to Section 9.2, the Corporation will:

(a)	if the Corporation has determined in its sole discretion to pay the Appreciation Value in whole or in part in Shares, cause the transfer agent and registrar of the Shares either to:

(i)	deliver to the Participant (or its legal representative) a certificate in the name of the Participant (or its legal representative) representing the aggregate number of Shares that the Participant (or its legal representative) is entitled to, or

(ii)	in the case of Shares issued in uncertificated form, issue to the Participant (or its legal representative) the aggregate number of Shares that the Participant (or its legal representative) is entitled to, which Shares will be evidenced by a book position on the register of the Shareholders maintained by the transfer agent and registrar of the Shares, and any fractional Share will be settled in cash; and

(b)	if the Corporation has determined in its sole discretion to pay the Appreciation Value in whole or in part in cash, pay such amount to the Participant by cheque, wire transfer or such other payment method as the Corporation and the Participant may agree.

(3)	If the Board elects to pay the Appreciation Value in Shares, those Shares may be authorized and unissued Shares issued from the Corporation’s treasury or outstanding Shares acquired on the open market through the facilities of an independent broker or a combination thereof. If the Shares are to be acquired on the open market through the facilities of an independent broker, the Corporation will contribute to the Designated Broker an amount of cash sufficient, together with any reasonable brokerage fees or commission fees related thereto, to purchase the whole number of Shares required and the Designated Broker will, as soon as practicable thereafter, purchase those Shares, on behalf of such Participant, on the Exchange.

ARTICLE 5

RESTRICTED AND PERFORMANCE SHARE UNITS

5.1	Nature of Share Units

A Share Unit is an Award granted to a Participant as a bonus for services rendered in the year of grant. At the time of grant, the Corporation shall designate whether the Share Unit is a Cash-or-Share -Settled Share Unit or a Share-Settled Share Unit.

A “Cash-or-Share -Settled Share Unit” is a Share Unit granted by the Corporation to a Participant, with each such Share Unit entitling the Participant, upon vesting and settlement, to, unless such Share Unit expires prior to being settled, receive a cash payment equal to the Market Price or, in the sole discretion of the Corporation, one Share, subject to customary adjustments as provided in this Plan and such restrictions and conditions on vesting as the Board may determine at the time of grant.

A “Share-Settled Share Unit” is a Share Unit granted by the Corporation to a Participant, with each such Share Unit entitling the Participant, upon vesting and settlement, to acquire, unless such Share Unit expires prior to being settled, one Share from treasury, subject to customary adjustments as provided in this Plan and such restrictions and conditions on vesting as the Board may determine at the time of grant. For greater certainty, the Corporation is obligated to issue and deliver a Share on the due settlement of a Share-Settled Share Unit and will have no independent discretion to settle any Share-Settled Share Unit in cash or other property.

Subject to the provisions of this Plan, restrictions and conditions on vesting of any Share Unit may, without limitation, be based on the passage of time during continued employment or other service relationship (sometimes referred to as a “Restricted Share Unit”), the achievement of specified Performance Criteria (sometimes referred to as a “Performance Share Unit”), or both.

Unless otherwise provided in the applicable Share Unit Agreement or the Exchange Rules, it is intended that Share Units awarded to U.S. Taxpayers will be exempt from Code Section 409A under U.S. Treasury Regulation Section 1.409A-1(b)(4) and, accordingly, such Share Units will be settled/redeemed by March 15th of the year following the year in which such Share Units are not, or are no longer, subject to a substantial risk of forfeiture (as such term is interpreted under Code Section 409A). For greater certainty, upon the satisfaction or waiver, or deemed satisfaction, of all Performance Criteria and other vesting conditions, the Share Units of U.S. Taxpayers will no longer be subject to a substantial risk of forfeiture, and, subject to the terms of this Plan and the Exchange Rules, will be settled/redeemed by March 15th of the following year (the “U.S. Share Unit Outside Expiry Date”).

It is intended that Cash-or-Share -Settled Share Units granted to Canadian Employee Participants will be excluded from the definition of “salary deferral arrangement” as defined in Section 248(1) of the ITA, by reason of the exemption in paragraph (k) thereof, and all Cash-or-Share -Settled Share Units shall have such terms and conditions, including as to vesting and settlement, as may be necessary or desirable to ensure such treatment. For greater certainty, all Cash-or-Share -Settled Share Units shall be granted as a bonus for services rendered by the Participant in the year of grant and will be in addition to, and not in substitution for or in lieu of, ordinary salary and wages received or receivable by any Canadian Participant in respect of their services to the Corporation or a Subsidiary, as applicable.

It is intended that Share-Settled Share Units granted to Canadian Employee Participants will be continuously governed by Section 7 of the ITA and all Share-Settled Share Units shall have such terms and conditions, including as to vesting and settlement, as may be necessary or desirable to ensure such treatment.

5.2	Share Unit Awards

(1)	Subject to the provisions of this Plan and any Shareholder or regulatory approval which may be required, the Board may, from time to time, in its sole discretion: (a) designate the Eligible Participants who may receive Share Units; (b) fix the number of Share Units, if any, to be granted to each Eligible Participant and the date(s) on which such Share Units will be granted; (c) determine the relevant conditions, vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and the Restriction Period of each Share Unit; and (d) determine any other terms and conditions applicable to each Share Unit, which need not be identical and which may include non-competition provisions, in each case subject to the terms and conditions of this Plan, any applicable Share Unit Agreement, and the Exchange Rules. For Share Units granted to Employees~~, Management Company Employees and Consultants~~ and Service Providers, the Corporation and the Participant are responsible for ensuring and confirming that the Participant is a bona fide Employee~~, Management Company Employee or Consultant~~ or Service Provider, as the case may be.

(2)	Each Share Unit will vest in accordance with the terms of the Share Unit Agreement entered into in respect of such Share Unit.

5.3	Share Unit Agreements

(1)	Each grant of a Share Unit will be evidenced by a Share Unit Agreement in substantially the form attached as Exhibit “C” or such other form as the Board may determine in its discretion from time to time. Each Share Unit Agreement will be subject to all applicable terms and conditions of this Plan and any other terms and conditions (including any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) as the Board may deem appropriate, provided that they are not inconsistent with Applicable Law. No Share Unit Agreements entered into pursuant to this Plan must be identical.

(2)	Each Share Unit Agreement will contain such terms as the Corporation considers necessary in order that the Share Units referenced in such Share Unit Agreement granted to U.S. Taxpayers will comply with Code Section 409A and the Share Units will comply with any provisions respecting restricted share units in the income tax laws (including, in respect of Canadian Participants, such terms and conditions so as to ensure that the Share Units will not constitute a “salary deferral arrangement” as defined in Section 248(1) of the ITA, by reason of, in respect of Cash-or-Share -Settled Share Units, the exemption in paragraph (k) thereof or, in respect of Share-Settled Share Units, the applicability of Section 7 of the ITA thereto) or other Applicable Laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen, or provide services in, or the rules of any regulatory body having jurisdiction over the Corporation.

5.4	Vesting of Share Units

The Board will have sole discretion to: (a) determine if any vesting conditions with respect to a Share Unit, including any Performance Criteria or other vesting conditions contained in the applicable Share Unit Agreement, have been met; (b) waive any vesting conditions applicable to a Share Unit (or deem them to be satisfied); and (c) extend the Restriction Period with respect to any Share Unit, provided that: (i) any such extension will not result in the Restriction Period for a Cash-or-Share-Settled Share Unit extending beyond the Share Unit Outside Expiry Date, and (ii) with respect to any grant of Share Units to a U.S. Taxpayer, such extension constitutes a substantial risk of forfeiture and such Share Units will continue to be exempt from (or otherwise comply with) Code Section 409A. The Corporation will communicate to a Participant, as soon as reasonably practicable, the date on which all applicable vesting conditions in respect of a Share Unit held by such Participant have been satisfied, waived or deemed satisfied and such Share Unit has vested (the “Vesting Date”).

5.5	Blackout Periods

Subject in all respects to Section 5.6(6), in the event a Vesting Date or a Redemption Date occurs during a Blackout Period, such Vesting Date or Redemption Date shall be automatically extended without any further act or formality to that date which is the tenth (10th) Business Day after the Blackout Expiry Date, such tenth (10th) Business Day to be considered the Vesting Date or Redemption Date, as applicable, for such Share Unit for all purposes under the Plan. Subject in all respects to Section 5.6(6), if a Participant’s employment or service relationship with the Corporation is terminated pursuant to Section 7.3(1) or Section 7.3(2) during such extension, the Participant will remain entitled to such distribution or payment notwithstanding such termination. For greater certainty, in no case shall any extension contemplated by this Section 5.5 extend beyond the Share Unit Outside Expiry Date for Cash-or-Share -Settled Share Units.

5.6	Redemption / Settlement of Share Units

(1)	Subject to the provisions of ~~this~~ Section 5.5 and Section 5.7, and to the elective mechanism in Section 5.6(4) for Share-Settled Share Units, a Participant’s vested Share Units will be redeemed on the date (the “Redemption Date”) that is the earliest of: (a) the 15th day following the applicable Vesting Date for such Share Units (or, if such day is not a Business Day, on the immediately following Business Day); (b) the Share Unit Outside Expiry Date; and (c) in the case of a Participant who is a U.S. Taxpayer, the U.S. Share Unit Outside Expiry Date.

(2)	All Share-Settled Share Units shall be redeemed by the Corporation issuing, on the Redemption Date, Shares from treasury to the Participant.

(3)	All Cash-or-Share -Settled Share Units will be settled by the Corporation (or any Subsidiary that is party to an Employment Agreement or ~~Consulting~~Service Provider Agreement with such Participant), in the Corporation’s sole discretion, on the Redemption Date either: (a) by a cash payment to the Participant; (b) by the issuance of Shares from treasury to the Participant; (c) by paying all or a portion of the cash payment obligation to the Designated Broker, who will use the funds received to purchase Shares in the open market, which Shares will be registered in the name of the Designated Broker in a separate account for the Participant’s benefit; or (d) by a combination of any of the foregoing.

(4)	Notwithstanding Section 5.6(1), a Canadian Employee Participant may, in respect of any Share-Settled Share Unit, elect, in advance of the Vesting Date for such Share-Settled Share Unit, to defer the Redemption Date for such Share-Settled Share Unit by filing with the Corporation an election (a “Share-Settled Share Unit Deferred Settlement Election”) not later than 30 days prior to the Vesting Date for such Share-Settled Share Unit. Such Share-Settled Share Unit Deferred Settlement Election shall be irrevocable for the calendar year in which it was made. In any calendar year subsequent to the making of a Share-Settled Share Unit Deferred Settlement Election, such Canadian Employee Participant may inform, in writing, the Corporation of the Participant~~’~~’s revocation of such election. Where such a Share-Settled Share Unit Deferred Settlement Election has been filed, the Redemption Date for such underlying Share-Settled Share Unit will be the date that is the earlier of: (a) the 15th day following the date that the Canadian Employee Participant has informed, in writing, the Corporation of the revocation of his or her Share-Settled Share Unit Deferred Settlement Election (or, if such day is not a Business Day, on the immediately following Business Day); and (b) the Termination Date of such Canadian Employee Participant. For greater certainty, this Section 5.6(4) shall not apply in respect of Cash-or-Share -Settled Share Units.

(5)	The settlement of a Participant’s vested Share Units will occur on the applicable Redemption Date as follows:

(a)	in respect of all Share-Settled Share Units and any Cash-or-Share -Settled Units which the Corporation has elected to settle in Shares issued from treasury, the Corporation shall cause the transfer agent and registrar of the Shares either to:

(i)	deliver to the Participant (or its legal representative) a certificate in the name of the Participant (or its legal representative) representing the aggregate number of Shares that the Participant (or its legal representative) is entitled to, as determined in accordance with Section 5.7, subject to satisfaction of any Applicable Withholding Taxes and other applicable source deductions under Section 9.2, or

(ii)	in the case of Shares issued in uncertificated form, issue to the Participant (or its legal representative) the aggregate number of Shares that the Participant (or its legal representative) is entitled to, as determined in accordance with Section 5.7, subject to satisfaction of any Applicable Withholding Taxes and other applicable source deductions under Section 9.2, which Shares will be evidenced by a book position on the register of the Shareholders maintained by the transfer agent and registrar of the Shares;

(b)	in respect of Cash-or-Share -Settled Share Units, if the Corporation has elected to settle all or a portion of such Share Units in Shares purchased in the open market, by delivery by the Corporation or such Subsidiary to the Designated Broker of readily available funds in an amount equal to the Market Price as of the Redemption Date multiplied by the number of Share Units to be settled in Shares purchased in the open market, less the amount of any Applicable Withholding Taxes and other applicable source deductions under Section 9.2, along with directions instructing the Designated Broker to use such funds to purchase Shares in the open market for the benefit of the Participant and to be evidenced by a confirmation from the Designated Broker of such purchase;

(c)	in respect of Cash-or-Share -Settled Share Units, any cash payment to which the Participant is entitled, as determined in accordance with Section 5.7 (excluding, for the avoidance of doubt, any amount payable in respect of the Participant’s Share Units that the Corporation has elected to settle in Shares), will, subject to satisfaction of any Applicable Withholding Taxes and other applicable source deductions under Section 9.2, be paid to the Participant (or its legal representative) by the Corporation (or any Subsidiary that is party to an Employment Agreement or ~~Consulting~~Service Provider Agreement with such Participant) by cheque, wire transfer or such other payment method as the Corporation may determine; and

(d)	in respect of Cash-or-Share -Settled Share Units, if the Corporation has elected to settle a portion, but not all, of such Share Units in Shares, the Participant will be deemed to have instructed the Corporation (or Subsidiary that is party to an Employment Agreement or ~~Consulting~~Service Provider Agreement with such Participant) to withhold from the cash portion of the payment to which the Participant is otherwise entitled, such amount as may be required in accordance with Section 9.2, and the Corporation or such Subsidiary, as applicable, will deliver any remaining cash payable to the Participant (or its legal representative) as soon as reasonably practicable. If the cash portion payable to settle such Share Units in the foregoing circumstances is not sufficient to satisfy the withholding obligations of the Corporation or such Subsidiary pursuant to Section 9.2 with respect to all of the Cash-or-Share -Settled Share Units to be settled, the Corporation or such Subsidiary, as applicable, will be entitled to satisfy any remaining withholding obligation by any other mechanism as may be required or determined by the Corporation in its sole discretion.

(6)	Notwithstanding any other provision in this Article 5, no payment, whether in cash or in Shares, will be made in respect of the settlement of any Cash-or-Share -Settled Share Unit later than December 15th of the third calendar year following the end of the calendar year in respect of which such Share Unit is granted (the “Share Unit Outside Expiry Date”).

5.7	Determination of Amounts

(1)	The cash payment obligation arising in respect of the redemption and settlement of a vested Cash-or-Share -Settled Share Unit pursuant to Section 5.~~5~~6 will be equal to the Market Price as of the applicable Redemption Date. For the avoidance of doubt, the aggregate cash amount to be paid to a Participant (or its legal representative) in respect of a particular redemption of the Participant’s vested Cash-or-Share -Settled Share Units will, subject to any adjustment in accordance with Section 8.1 and any withholding required pursuant to Section 9.2, be equal to the Market Price as of the Redemption Date multiplied by the number of vested Cash-or-Share -Settled Share Units in the Participant’s Account at the commencement of the Redemption Date (after deducting any such vested Cash-or-Share -Settled Share Units in the Participant’s Account in respect of which the Corporation (or applicable Subsidiary) makes an election under Section 5.6(~~2~~3) to settle such vested Cash-or-Share -Settled Share Units in Shares).

(2)	~~If~~In respect of all Share-Settled Share Units and any Cash-or-Share-Settled Units which the Corporation (or applicable Subsidiary) ~~elects in accordance with Section 5.6(2)~~has elected to settle ~~all or a portion of a Participant’s vested Cash-or-Share Settled Share Units or Share Settled Units by the issuance of~~in Shares, the Corporation will, subject to any adjustments in accordance with Section 8.1 and any withholding required pursuant to Section 9.2, issue to the Participant (or its legal representative), for each such vested Share Unit ~~which the Corporation (or applicable Subsidiary) elects to settle in Shares~~, one Share. Where, as a result of any adjustment in accordance with Section 8.1 and/or any withholding required pursuant to Section 9.2, the aggregate number of Shares to be received by a Participant ~~upon an election by~~in respect of all Share-Settled Share Units and any Cash-or-Share-Settled Units which the Corporation (or applicable Subsidiary) has elected to settle ~~all or a portion of such vested Share Units~~ in Shares, includes a fractional Share, the aggregate number of Shares to be received by the Participant will be rounded down to the nearest whole number of Shares.

5.8	Award of Dividend Equivalents

(1)	Dividend Equivalents may, as determined by the Board in its sole discretion, be awarded as a bonus for services rendered in the year in respect of unvested Share Units in a Participant’s Account on the same basis as cash dividends declared and paid on Shares as if the Participant was a Shareholder of record on the relevant record date. Dividend Equivalents, if any, will be credited to the Participant’s Account in additional Share Units, the number of which will be equal to a fraction where the numerator is the product of: (a) the number of Share Units in such Participant’s Account on the date that dividends are paid multiplied by (b) the dividend paid per Share, and the denominator of which is the Market Price calculated as of the date that dividends are paid. Any additional Share Units credited to a Participant’s Account as a Dividend Equivalent will be subject to the same terms and conditions (including vesting, settlement, Restriction Periods and expiry) as the Share Units in respect of which such additional Share Units are credited. For greater certainty, the foregoing is subject to the limits in Sections 2.4 and 2.5 of this Plan.

(2)	In the event that a Participant’s Share Units do not vest, all Dividend Equivalents, if any, associated with such Share Units will be forfeited by the Participant.

ARTICLE 6
DEFERRED SHARE UNITS

6.1	Nature of DSUs

A DSU is an Award granted to a Participant in a phantom award that, upon settlement, entitles such Participant to receive cash or acquire Shares, as determined by the Board in its sole discretion, subject to such restrictions and conditions on vesting as the Board may determine at the time of grant and unless such DSU expires prior to being settled.

It is intended that DSUs granted to Canadian Employee Participants will be excluded from the definition of “salary deferral arrangement” as defined in Section 248(1) of the ITA, by reason of the exemption in paragraph (l) thereof and Regulation 6801(d) of the ITA Regulations, and all DSUs shall have such terms and conditions, including as to vesting and settlement, as may be necessary or desirable to ensure such treatment.

6.2	Market Fluctuation

The aggregate of all amounts which may be received in respect of a DSU will depend, at all times, on the fair market value of shares of the capital stock of the Corporation or of a corporation related (within the meaning of the ITA) thereto at a time that is within the period that commences one year prior to the Participant’s Termination Date and ends at the time the amount is received. For greater certainty, no Participant, nor any Person who does not deal at arm’s length, within the meaning of the ITA, with such Participant, shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted or to be granted, under this Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant, for the purpose of reducing the impact, in whole or in part, of any reduction in the fair market value of the Shares or the shares of any corporation related, within the meaning of the ITA, to the Corporation.

6.3	DSU Awards

(1)	Subject to the provisions of this Plan, any Shareholder or regulatory approval which may be required, and the requirements of Section 6801(d) of the ITA Regulations and Code Section 409A, the Board may, from time to time, in its sole discretion: (a) designate the Eligible Participants who may receive DSUs; (b) fix the number of DSUs, if any, to be granted to each Eligible Participant and the date(s) on which such DSUs will be granted; and (c) determine the relevant conditions and vesting provisions for such DSUs, in each case subject to the terms and conditions of this Plan, any applicable DSU Agreement, and the Exchange Rules. For DSUs granted to Employees~~, Management Company Employees and Consultants~~ and Service Providers, the Corporation and the Participant are responsible for ensuring and confirming that the Participant is a bona fide Employee~~, Management Company Employee or Consultant~~ or Service Provider, as the case may be.

(2)	Each DSU will vest in accordance with the terms of the DSU Agreement entered into in respect of such DSU, provided that no DSU will vest before one year after the Grant Date.

(3)	Subject to the vesting and other conditions and provisions in this Plan and any applicable DSU Agreement, each DSU will entitle the Participant to receive, on settlement, a cash payment equal to the Market Price or, in the sole discretion of the Board, one Share, or any combination of cash and Shares as the Corporation in its sole discretion may determine. For greater certainty, no Participant will have any right to demand to be paid in, or receive, Shares in respect of any DSU, and, notwithstanding any discretion exercised by the Corporation to settle any DSU, or portion thereof, in the form of Shares, the Corporation reserves the right to change such form of payment at any time until payment is actually made.

6.4	DSU Agreements

(1)	Each grant of a DSU will be evidenced by a DSU Agreement in substantially the form attached as Exhibit “D” or such other form as the Board may determine in its discretion from time to time. Each DSU Agreement will be subject to all applicable terms and conditions of this Plan and any other terms and conditions (including any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) as the Board may deem appropriate, provided that they are not inconsistent with Applicable Law. No DSU Agreements entered into pursuant to this Plan must be identical.

(2)	Each DSU Agreement will contain such terms as the Corporation considers necessary in order that the DSUs granted to U.S. Taxpayers will comply with Code Section 409A and the DSUs will comply with any provisions respecting deferred share units in the income tax laws (including, in respect of Canadian Employee Participants, such terms and conditions so as to ensure that the DSUs will not constitute a “salary deferral arrangement” as defined in Section 248(1) of the ITA by reason of the exemption in Section 6801(d) of the ITA Regulations) or other Applicable Laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen, or provide services in, or the rules of any regulatory body having jurisdiction over the Corporation.

6.5	Redemption / Settlement of DSUs

(1)	Except as otherwise provided in this Plan, (i) DSUs of a Participant who is a U.S. Taxpayer will be redeemed and settled by the Corporation as soon as reasonably practicable following the Participant’s Separation from Service, and (ii) DSUs of a Participant who is a Canadian Participant (or who is neither a U.S. Taxpayer nor a Canadian Participant) will be redeemed and settled by the Corporation as soon as reasonably practicable following the Participant’s Termination Date, but in any event not later than, and any payment (whether in cash or in Shares) in respect of the settlement of such DSUs will be made no later than, December 15th of the first calendar year commencing immediately after the Participant’s Termination Date.

Notwithstanding the foregoing, if a payment in settlement of DSUs of a Participant who is both a U.S. Taxpayer and a Canadian Participant:

(a)	is required as a result of their Separation from Service in accordance with clause (1) above, but such payment would result in such DSUs failing to satisfy the requirements of Section 6801(d) of the ITA Regulations, and the Board determines that it is not practical to make such payment in some other manner or at some other time that complies with both Code Section 409A and Section 6801(d) of the ITA Regulations, then such payment will be made to a trustee to be held in trust for the benefit of the Participant in a manner that causes the payment to be included in the Participant’s income under the Code but does not contravene the requirements of Section 6801(d) of the ITA Regulations, and the amount will thereafter be paid out of trust at such time and in such manner as complies with the requirements of Section 6801(d) of the ITA Regulations; or

(b)	is required pursuant to clause (ii) above, but such payment would result in such DSUs failing to satisfy the requirements of Code Section 409A because the Participant has not experienced a Separation from Service, and if the Board determines that it is not practical to make such payment in some other manner or at some other time that satisfies the requirements of both Code Section 409A and Section 6801(d) of the ITA Regulations, then the Participant will forfeit such DSUs without compensation for such DSUs.

(2)	The Corporation will have, in its sole discretion, the ability to elect to settle all or any portion of the cash payment obligation arising in respect of the redemption and settlement of a Participant’s DSUs either: (a) by the issuance of Shares to the Participant (or its legal representative) on the DSU Redemption Date, or (b) by paying all or a portion of such cash payment obligation to the Designated Broker, who will use the funds received to purchase Shares in the open market, which Shares will be registered in the name of the Designated Broker in a separate account for the Participant’s benefit.

(3)	For greater certainty, the Corporation will not pay any cash or issue or deliver any Shares to a Participant in satisfaction of the redemption of such Participant’s DSUs prior to the Corporation being satisfied, in its sole discretion, that all Applicable Withholding Taxes and other applicable source deductions under Section 9.2 will be timely withheld or received and remitted to the appropriate taxation authorities in respect of such DSUs.

(4)	The redemption and settlement of a Participant’s vested DSUs will occur on the applicable DSU Redemption Date as follows:

(a)	if the Corporation has elected to settle all or a portion of such DSUs in Shares issued from treasury, cause the transfer agent and registrar of the Shares :

(i)	deliver to the Participant (or its legal representative) a certificate in the name of the Participant (or its legal representative) representing the aggregate number of Shares that the Participant (or its legal representative) is entitled to, subject to satisfaction of any Applicable Withholding Taxes and other applicable source deductions in accordance with Section 9.2, or

(ii)	in the case of Shares issued in uncertificated form, issue to the Participant (or its legal representative) the aggregate number of Shares that the Participant (or its legal representative) is entitled to, subject to satisfaction of any Applicable Withholding Taxes and other applicable source deductions under Section 9.2, which Shares will be evidenced by a book position on the register of the Shareholders to be maintained by the transfer agent and registrar of the Shares;

(b)	if the Corporation has elected to settle all or a portion of such DSUs in Shares purchased in the open market, by delivery by the Corporation to the Designated Broker of readily available funds in an amount equal to the Market Price as of the applicable DSU Redemption Date multiplied by the number of DSUs to be settled in Shares purchased in the open market, less the amount of any Applicable Withholding Taxes and other applicable source deductions under Section 9.2, along with directions instructing the Designated Broker to use such funds to purchase Shares in the open market for the benefit of the Participant and to be evidenced by a confirmation from the Designated Broker of such purchase;

(c)	any cash payment to which the Participant is entitled (excluding, for the avoidance of doubt, any amount payable in respect of such DSUs that the Corporation has elected to settle in Shares) will, subject to satisfaction of any Applicable Withholding Taxes and other applicable source deductions under Section 9.2, be paid to the Participant (or its legal representative) by the Corporation in cash, by cheque, wire transfer or such other payment method as the Corporation and the Participant may agree; and

(d)	if the Corporation has elected to settle a portion, but not all, of such DSUs in Shares, the Participant will be deemed to have instructed the Corporation to withhold from the cash portion of the payment to which the Participant is otherwise entitled such amount as may be required in accordance with Section 9.2, and to remit such withheld amount to the applicable taxation authorities on account of any withholding tax obligations, and the Corporation will deliver any remaining cash payable, after making any such remittance, to the Participant (or its legal representative) as soon as reasonably practicable. If the cash portion elected by the Corporation to settle such DSUs is not sufficient to satisfy the withholding obligations of the Corporation pursuant to Section 9.2, any remaining amounts will be satisfied by the Corporation by any other mechanism as may be required or determined by the Corporation in its sole discretion.

6.6	Determination of Amounts

(1)	The cash payment obligation arising in respect of the redemption and settlement of a vested DSU pursuant to Section 6.5 will be equal to the Market Price as of the applicable DSU Redemption Date. For the avoidance of doubt, the aggregate cash amount to be paid to a Participant (or its legal representative) in respect of a particular redemption of the Participant’s DSUs will, subject to any adjustment in accordance with Section 8.1 and any withholding required pursuant to Section 9.2, be equal to the Market Price as of the DSU Redemption Date multiplied by the number of DSUs being redeemed (after deducting any such DSUs in respect of which the Corporation makes an election under Section 6.5(2) to settle such DSUs in Shares).

(2)	If the Corporation elects in accordance with Section 6.5(2) to settle all or a portion of the cash payment obligation arising in respect of the redemption of a Participant’s DSUs by the issuance of Shares, the Corporation will, subject to any adjustments in accordance with Section 8.1 and any withholding required pursuant to Section 9.2, issue to the Participant, for each DSU which the Corporation elects to settle in Shares, one Share. Where, as a result of any adjustment in accordance with Section 8.1 and/or any withholding required pursuant to Section 9.2, the aggregate number of Shares to be received by a Participant upon an election by the Corporation to settle all or a portion of the Participant’s DSUs includes a fractional Share, the aggregate number of Shares to be received by the Participant will be rounded down to the nearest whole number of Shares.

6.7	Award of Dividend Equivalents

(1)	Dividend Equivalents may, as determined by the Board in its sole discretion, be awarded in respect of DSUs in a Participant’s Account on the same basis as cash dividends declared and paid on Shares as if the Participant was a Shareholder of record on the relevant record date. Dividend Equivalents, if any, will be credited to the Participant’s Account in additional DSUs, the number of which will be equal to a fraction where the numerator is the product of: (a) the number of DSUs in such Participant’s Account on the date that dividends are paid multiplied by (b) the dividend paid per Share, and the denominator of which is the Market Price calculated as of the date that dividends are paid. Any additional DSUs credited to a Participant’s Account as a Dividend Equivalent will be subject to the same terms and conditions (including vesting conditions) as the DSUs in respect of which such additional DSUs are credited. For greater certainty, the foregoing is subject to the limits in Sections 2.4 and 2.5 of this Plan.

(2)	In the event that a Participant’s DSUs do not vest, all Dividend Equivalents, if any, associated with such DSUs will be forfeited by the Participant.

ARTICLE 7
GENERAL CONDITIONS

7.1	General Conditions Applicable to Awards

Each Award will be subject to the following conditions:

(1)	Vesting Period. Each Award will vest in accordance with the terms of this Plan and the Award Agreement entered into in respect of such Award. The Board has the right, in its sole discretion, to waive any vesting conditions or accelerate the vesting of any Award, or to deem any Performance Criteria or other vesting conditions to be satisfied, notwithstanding the vesting schedule set forth for such Award~~, provided that, if, and for so long as, the Shares are listed on the TSXV (or as otherwise may be required under Applicable Law): (a) no acceleration of the vesting provisions of Options granted to Investor Relations Service Providers is allowed without the prior acceptance of the Exchange and (b) and no Award, other than Options or as set forth in Sections 7.3(2) and 8.2, may vest before the date that is 12 months following the Grant Date~~.

(2)	Employment. Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award will in no way be construed as a guarantee by the Corporation to a Participant of employment or another service relationship with the Corporation. The granting of an Award to a Participant will not impose upon the Corporation or any Subsidiary any obligation to retain the Participant in its employ or service in any capacity. Nothing contained in this Plan or in any Award Agreement entered into pursuant to this Plan will interfere in any way with the rights of the Corporation or any Subsidiary in connection with the employment, retention or termination of any Participant. The loss of existing or potential profit in Shares underlying Awards granted under this Plan will not constitute an element of damages in the event of termination of a Participant’s employment or service in any office or otherwise.

(3)	Grant of Awards. Eligibility to participate in this Plan does not confer upon any Eligible Participant any right to be granted any Award. The grant of an Award to an Eligible Participant does not confer upon such Eligible Participant the right to receive nor preclude such Eligible Participant from receiving any additional Award(s) at any time. The extent to which any Eligible Participant is entitled to be granted Awards will be determined in the sole discretion of the Board. Participation in this Plan will be entirely voluntary and any decision not to participate will not affect an Eligible Participant’s relationship or employment with the Corporation or any Subsidiary.

(4)	Rights as a Shareholder. Neither the Participant nor such Participant’s personal representatives or legatees will have any rights whatsoever as a Shareholder in respect of any Shares covered by such Participant’s Awards by reason of the grant of such Award (including voting rights, dividend entitlement or rights on liquidation) until such Award is duly vested, exercised, as applicable, and settled and Shares have been issued in respect thereof. Without in any way limiting the generality of the foregoing and except as provided under this Plan, no adjustment will be made for dividends or other rights for which the record date is prior to the date such Shares have been issued.

(5)	Conformity to Plan. In the event that an Award is granted or an Award Agreement is entered into which does not conform with the provisions of this Plan, the grant of such Award or the terms of such Award Agreement, as the case may be, will not be in any way void or invalidated, but such Award or Award Agreement, as the case may be, will be amended to become, in all respects, in order to bring them in conformity with this Plan.

(6)	Non-Transferability. Except as set forth in this Plan, each Award is personal to a Participant and will not be assignable or transferable by such Participant, whether voluntarily or by operation of law, except by will or by the laws of descent and distribution. Each Award may be exercised only by:

(a)	the Participant to whom such Award is granted;

(b)	upon a Participant’s death, by the legal representative of such Participant’s estate; or

(c)	upon a Participant’s incapacity, the legal representative having authority to deal with the property of such Participant,

provided that any such legal representative will first deliver evidence satisfactory to the Corporation of entitlement to exercise such Award, and in the case of a Participant’s death, any claim to such Award must be filed with the Corporation within one year after such Participant’s death. A Person exercising an Award may subscribe for Shares only in the Person’s own name or in the Person’s capacity as a legal representative.

(7)	Participant’s Entitlement. Except as otherwise provided in this Plan (including pursuant to Section 7.2), or unless the Board permits otherwise, upon any Subsidiary ceasing to be a Subsidiary, Awards previously granted under this Plan that, at the time of such change, are held by a Person who is a Director, Employee or ~~Consultant~~Service Provider of such Subsidiary and not of the Corporation itself, whether or not then exercisable, will automatically terminate on the date of such change.

(8)	Eligibility. Awards may be granted only to an individual who is an Eligible Participant or to a corporation or entity that is wholly owned by an individual who is an Eligible Participant, subject to applicable TSX requirements.

7.2	General Conditions Applicable to Options

Except as otherwise provided in any Employment Agreement or ~~Consulting~~Service Provider Agreement or in any Award Agreement, each Option will be subject to the following conditions:

(1)	Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for Cause, any vested or unvested Option granted to such Participant will terminate automatically and become void immediately. For the purposes of this Plan, the determination by the Corporation that a Participant was discharged for Cause will be binding on such Participant. “Cause” will include, among other things, gross misconduct, theft, fraud, breach of confidentiality, breach of the Corporation’s code of conduct and any other reason determined by the Corporation to be cause for termination.

(2)	Termination not for Cause. Upon a Participant ceasing to be an Eligible Participant as a result of their employment or service relationship with the Corporation or a Subsidiary being terminated without Cause (including, for the avoidance of doubt, as a result of any Subsidiary ceasing to be a Subsidiary, as contemplated by Section 7.1(7)): (a) each unvested Option granted to such Participant will terminate and become void immediately upon such termination, and (b) each vested Option held by such Participant will cease to be exercisable on the earlier of (i) 90 days after the Participant’s Termination Date (or such later date as the Board may, in its sole discretion, determine) and (ii) the Expiry Date of such Option as set forth in the applicable Award Agreement, after which such vested Option will expire.

(3)	Resignation. Upon a Participant ceasing to be an Eligible Participant as a result of their resignation from the Corporation or a Subsidiary: (a) each unvested Option granted to such Participant will terminate and become void immediately upon such resignation, and (b) each vested Option held by such Participant will cease to be exercisable on the earlier of (i) 90 days after the Participant’s Termination Date (or such later date as the Board may, in its sole discretion, determine) and (ii) the Expiry Date of such Option as set forth in the applicable Award Agreement, after which such vested Option will expire.

(4)	Retirement/Permanent Disability. Upon a Participant ceasing to be an Eligible Participant by reason of retirement or permanent disability: (a) each unvested Option granted to such Participant will terminate and become void immediately, and (b) each vested Option held by such Participant will cease to be exercisable on the earlier of (i) 90 days from the date of retirement or the date on which the Participant ceases their employment or service relationship with the Corporation or any Subsidiary by reason of permanent disability (or such later date as the Board may, in its sole discretion, determine) and (ii) the Expiry Date of such Option as set forth in the applicable Award Agreement, after which such vested Option will expire.

(5)	Death. Upon a Participant ceasing to be an Eligible Participant by reason of death: (a) each unvested Option granted to such Participant will terminate and become void immediately, and (b) each vested Option held by such Participant at the time of death may be exercised by the legal representative of the Participant, provided that any such vested Option will cease to be exercisable on the earlier of (i) the date that is 12 months after the Participant’s death or (ii) the Expiry Date of such Option as set forth in the applicable Award Agreement, after which such vested Option will expire.

(6)	Leave of Absence. Upon a Participant electing a voluntary leave of absence of more than 12 months, including maternity and paternity leaves, the Board may determine, in its sole discretion but subject to Applicable Laws, that such Participant’s participation in this Plan will be terminated, provided that all vested Options will remain outstanding and in effect until the applicable exercise date, or such earlier date determined by the Board in its sole discretion. Notwithstanding the foregoing, the Awards granted to such Participant will expire no later than the date that is 12 months from the date that the Participant ceases to be an Eligible Participant.

For greater certainty, in the event of any conflict between the terms of this Plan and the terms of any applicable Employment Agreement, ~~Consulting~~Service Provider Agreement or Award Agreement with respect to the time of termination of any Option, the terms of such Employment Agreement, ~~Consulting~~Service Provider Agreement or Award Agreement will govern unless prohibited by Applicable Law.

7.3	General Conditions Applicable to Awards other than Options

Except as otherwise provided in any Employment Agreement or ~~Consulting~~Service Provider Agreement or in any Award Agreement, each Award, other than Options, will be subject to the following conditions:

(1)	Termination for Cause and Resignation. Upon a Participant ceasing to be an Eligible Participant for Cause or as a result of their resignation from the Corporation or a Subsidiary, the Participant’s participation in this Plan will be terminated immediately, all Awards, other than Options, credited to such Participant’s Account that have not vested will be forfeited and cancelled, and the Participant’s rights that relate to such Participant’s unvested Awards will be forfeited and cancelled on the Termination Date.

(2)	Death, Leave of Absence or Termination of Service. Except as otherwise determined by the Board from time to time, at its sole discretion, upon a Participant electing a voluntary leave of absence of more than 12 months, including maternity and paternity leaves, or upon a Participant ceasing to be an Eligible Participant as a result of such Participant’s: (a) death, (b) retirement, (c) Termination of Service for reasons other than for Cause, (d) employment or service relationship with the Corporation being terminated by reason of injury or disability, or (e) being eligible to receive long-term disability benefits, all unvested Awards, other than Options, in the Participant’s Account as of such date relating to a Restriction Period in progress will be forfeited and cancelled. Notwithstanding the foregoing, if the Board, in its sole discretion, instead accelerates the vesting or waives vesting conditions with respect to all or some portion of outstanding unvested Awards, other than Options, the date of such action is the Vesting Date, provided that the Awards granted to such Participant will expire no later than the date that is 12 months from the date that the Participant ceases to be an Eligible Participant.

(3)	General. For greater certainty, where (a) a Participant’s employment or service relationship with the Corporation is terminated pursuant to Section 7.3(1) or Section 7.3(2), (b) a Participant elects to take a voluntary leave of absence pursuant to Section 7.3(2), following the satisfaction of all vesting conditions in respect of particular Awards, other than Options, but before receipt of the corresponding distribution or payment in respect of such Awards, the Participant will remain entitled to such distribution or payment.

For greater certainty, in the event of any conflict between the terms of this Plan and the terms of any applicable Employment Agreement, ~~Consulting~~Service Provider Agreement or Award Agreement with respect to the time of termination of any Award, the terms of such Employment Agreement, ~~Consulting~~Service Provider Agreement or Award Agreement will govern unless prohibited by Applicable Law.

ARTICLE 8
ADJUSTMENTS AND AMENDMENTS

8.1	Adjustment to Shares Subject to Outstanding Awards

At any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award or the forfeiture or cancellation of such Award, in the event of (a) any subdivision of the Shares into a greater number of Shares; (b) any consolidation of the Shares into a lesser number of Shares; (c) any reclassification, reorganization or other change affecting the Shares; (d) any merger, amalgamation, consolidation or other business combination of the Corporation with or into any other Person, or (e) any distribution to all holders of Shares or other securities in the capital of the Corporation of cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or Shares, but including for greater certainty shares or equity interests in a Subsidiary or business unit of the Corporation or one of its Subsidiaries or cash proceeds of the disposition of such a Subsidiary or business unit) or any transaction or change having a similar effect, then the Board will in its sole discretion, subject to the required approval of the Exchange and to Shareholder approval where applicable, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the Participant in respect of such Award in connection with such occurrence or change, including, without limitation:

(a)	adjustments to the exercise price of such Award without any change in the total price applicable to the unexercised portion of the Award;

(b)	adjustments to the number of Shares or cash payment to which the Participant is entitled upon exercise or settlement of such Award; or

(c)	adjustments to the number or kind of Shares reserved for issuance pursuant to this Plan.

8.2	Change of Control

(1)	In the event of a potential Change of Control, the Board will have the power, in its sole discretion, subject to Exchange and Shareholder approval, if required, to accelerate the vesting of Options to assist the Participants to tender into a takeover bid or participate in any other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or any other transaction leading to a Change of Control, the Board will have the power, in its sole discretion, to (a) provide that any or all Options will thereupon terminate, provided that any such outstanding Options that have vested will remain exercisable until the consummation of such Change of Control, and (b) permit Participants to conditionally exercise their vested Options immediately prior to the consummation of the take-over bid and the Shares issuable under such Options to be tendered to such bid, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in this Section 8.2 is not completed within the time specified therein (as the same may be extended), then notwithstanding this Section 8.2 or the definition of “Change of Control”: (i) any conditional exercise of vested Options will be deemed to be null, void and of no effect, and such conditionally exercised Options will for all purposes be deemed not to have been exercised, (ii) Shares which were issued pursuant to the exercise of Options which vested pursuant to this Section 8.2 will be returned by the Participant to the Corporation and reinstated as authorized but unissued Shares, and (iii) the original terms applicable to Options which vested pursuant to this Section 8.2 will be reinstated. In the event of a Change of Control, the Board may exercise its discretion to accelerate the vesting of, or waive the Performance Criteria or other vesting conditions applicable to, outstanding Share Units, and the date of such action will be the Vesting Date of such Share Units.

(2)	If the Corporation completes a transaction constituting a Change of Control and within 12 months following the Change of Control a Participant who was also an Officer or Employee of, or ~~Consultant~~Service Provider to, the Corporation prior to the Change of Control has their Employment Agreement or ~~Consulting~~Service Provider Agreement terminated, then: (a) all unvested Options granted to such Participant will immediately vest and become exercisable, and remain open for exercise until the earlier of (i) their Expiry Date as set out in the applicable Award Agreement, and (ii) the date that is 90 days after such termination or dismissal; and (b) all unvested Share Units will become vested, and the date of such Participant’s Termination Date will be deemed to be the Vesting Date.

8.3	Initial Approval, Amendment or Discontinuance of this Plan

(1)	Prior to its implementation by the Corporation, this Plan is subject to approval by the Exchange and the Shareholders ~~and thereafter this Plan must be approved by Shareholders and the Exchange on an annual basis~~.

(2)	The Corporation may grant Awards under this Plan prior to obtaining the initial approval of the Exchange and Shareholders required in Section 8.3(1), however no Award that is granted or issued under this Plan may be exercised by the holder thereof until this Plan has been approved by the Exchange and all such grants of Awards approved by the Shareholders at an annual general or special meeting of Shareholders.

(3)	The Board may amend this Plan or any Award at any time without the consent of the Participants, provided that such amendment will:

(a)	not adversely alter or impair the rights of any Participant, without the consent of such Participant, except as permitted by the provisions of this Plan;

(b)	be in compliance with Applicable Law (including Code Section 409A and the provisions of the ITA, to the extent applicable), and subject to any regulatory approvals where required, including the approval of the Exchange; and

(c)	be subject to Shareholder approval to the extent such approval is required by Applicable Law or the requirements of the Exchange, provided that the Board may, from time to time, in its absolute discretion and without approval of the Shareholders, make the following amendments:

(i)	any amendment necessary to comply with Applicable Law (including taxation laws) or the requirements of the Exchange or any other regulatory body to which the Corporation is subject;

(ii)	any amendment of a “housekeeping” nature, including, without limitation, amending the wording of any provision of this Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan, correcting grammatical or typographical errors and amending the definitions contained within this Plan; or

(iii)	any amendment regarding the administration or implementation of this Plan.

(4)	Notwithstanding Section 8.3(3)(c), the Board will be required to obtain Shareholder approval, including, if required by the Exchange, Disinterested Shareholder Approval, to make any amendment:

(a)	to the maximum percentage or number of Shares that may be reserved for issuance pursuant to the exercise or settlement of Awards granted under this Plan, including an increase to the maximum percentage of Shares or a change from a fixed maximum percentage of Shares to a fixed maximum number of Shares or vice versa, except in the event of an adjustment pursuant to Section 8.1;

(b)	which reduces the exercise price of any Award, as applicable, after such Award has been granted or any cancellation of an Award and the replacement of such Award with an Award with a lower exercise price or other entitlements, except in the event of an adjustment pursuant to Section 8.1; provided, however, that, for greater certainty, Disinterested Shareholder Approval will be required for any amendment which reduces the exercise price of any Option if the Participant is an Insider at the time of the proposed amendment;

(c)	subject to Section 3.5, to the maximum term of any Award;

(d)	which extends the Expiry Date of any Award, or the Restriction Period of any Share Unit beyond the original Expiry Date or Restriction Period, except in the event of an extension due to a Blackout Period;

(e)	which would permit Awards granted under this Plan to be transferable or assignable other than for normal estate settlement purposes as allowed by Section 7.1(6);

(f)	to the definition of an Eligible Participant under this Plan;

(g)	that results in a benefit to an Insider, which shall require Disinterested Shareholder Approval, and for further clarity, if the Corporation cancels any Awards and within ~~one year~~three months grants or issues new Awards to the same Person, that is considered an amendment;

(h)	to the participation limits set out in Section 2.5; or

(i)	to this Section 8.3 of this Plan;

(5)	The Board may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant’s employment or engagement will not apply for any reason acceptable to the Board.

(6)	The Board may, subject to any required regulatory or Exchange approvals, discontinue this Plan at any time without the consent of the Participants provided that such discontinuance will not materially and adversely affect any Awards previously granted to a Participant under this Plan.

ARTICLE 9
MISCELLANEOUS

9.1	Use of an Administrative Agent

The Board may, in its sole discretion, appoint from time to time one or more entities to act as administrative agent to administer the Awards granted under this Plan and to hold and administer the assets that may be held in respect of Awards granted under this Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Awards granted to each Participant under this Plan.

9.2	Tax Withholding

Notwithstanding any other provision of this Plan ~~and subject to Policy 4.4 of the Exchange~~, all distributions, delivery of Shares and/or payments to a Participant (or its legal representative) under this Plan will be made net of any applicable withholdings, including in respect of Applicable Withholding Taxes, as the Corporation or Employer determines. ~~Subject to Policy 4.4 of the Exchange, if~~If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then the withholding obligation may be satisfied in such manner as the Corporation or Employer determines, including: (a) by the sale of a portion of such Shares by the Corporation, the Corporation’s transfer agent and registrar or any trustee appointed by the Corporation pursuant to Section 9.1, on behalf of and as agent for the Participant, as soon as permissible and practicable, with the proceeds of such sale being used to satisfy any withholding and remittance obligations of the Corporation (and any remaining proceeds, following such withholding and remittance, to be paid to the Participant); (b) by requiring the Participant, as a condition of receiving such Shares, to pay to the Corporation or Employer an amount in cash sufficient to satisfy such withholding; or (c) any other mechanism as may be required or determined by the Corporation or Employer as appropriate.

9.3	Clawback

Notwithstanding any other provision of this Plan, any Award which is subject to recovery under any law, government regulation or stock exchange requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange requirement (or any policy adopted by the ~~Company~~Corporation pursuant to any such law, government regulation or stock exchange requirement), or any policy adopted by the ~~Company~~Corporation. The Board may provide that any outstanding Awards (whether or not vested or exercisable) and the proceeds from the exercise or disposition of any Awards, or Shares acquired under Awards, will be subject to forfeiture and disgorgement to the ~~Company~~Corporation, with interest and other related earnings, if the Participant to whom the Award was granted violates: (a) any non-competition, non-solicitation, confidentiality or other restrictive covenant by which the Participant is bound, or (b) any policy adopted by the ~~Company~~Corporation applicable to the Participant that provides for forfeiture or disgorgement with respect to incentive compensation that includes Awards under the Plan. In addition, the Board may require forfeiture and disgorgement to the ~~Company~~Corporation of outstanding Awards, and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards, with interest and other related earnings, to the extent required by law or applicable stock exchange standards, including any related policy adopted by the ~~Company~~Corporation. Each Participant, by accepting or being deemed to have accepted an Award under this Plan, agrees to cooperate fully with the Board, and to cause any and all permitted transferees of the Participant to cooperate fully with the Board, to effectuate any forfeiture or disgorgement required under this Plan. Neither the Board, the ~~Company~~Corporation, nor any other Person, other than the Participant and the Participant~~’~~’s permitted transferees, if any, will be responsible for any adverse tax or other consequences to a Participant or the Participant~~’~~’s permitted transferees, if any, that may arise in connection with this Section 9.3.

9.4	Securities Law Compliance

(1)	This Plan (including any amendments to it), the terms of the grant of any Award, the grant of any Award, the exercise of any Option, the delivery of any Shares upon exercise or settlement of any Award, or the Corporation’s election to deliver Shares in settlement of any Share Units, SARs or DSUs, will be subject to all applicable federal, provincial, state and foreign laws, rules and regulations, the rules and regulations of applicable Exchanges and to such approvals by any regulatory or governmental agency as may, as determined by the Corporation, be required. The Corporation will not be obliged by any provision of this Plan, or the grant or settlement of any Award, or exercise of any Option under this Plan to issue, sell or deliver Shares in violation of such laws, rules and regulations or any condition of such approvals.

(2)	No Awards will be granted, and no Shares will be issued, sold or delivered pursuant to this Plan, where such grant, issue, sale or delivery would require registration of this Plan or of the Shares under the securities laws of any jurisdiction or the filing of any prospectus for the qualification of same thereunder, and any purported grant of any Award or purported issue or sale of Shares in violation of this provision will be void.

(3)	Shares issued, sold or delivered to Participants under this Plan may be subject to limitations on sale or resale under Applicable Securities Laws and/or certain hold periods required by the Exchange.

(4)	If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares will terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the applicable Participant as soon as practicable.

(5)	With respect to Awards granted in the United States or to U.S. Persons or at such time as the Corporation ceases to be a “foreign private issuer” (as defined under the U.S. Securities Act), unless the Shares which may be issued upon the exercise or settlement of such Awards are registered under the U.S. Securities Act, the Awards granted and any Shares that may be issuable upon the exercise or settlement of such Awards will be considered “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act). Accordingly, any such Awards or Shares issued prior to an effective registration statement filed with the SEC may not be transferred, sold, assigned, pledged, hypothecated or otherwise disposed by the Participant, directly or indirectly, without registration under the U.S. Securities Act and applicable state securities laws or unless in compliance with an available exemption therefrom (the “U.S. Resale Restrictions”). In addition to U.S. Resale Restrictions, such Awards granted in the United States or to U.S. Persons shall be subject to any hold periods required by the Exchange and, in addition to the legend described in this Section 9.4(5), endorsed with a legend in the form prescribed by the Exchange. Certificate(s) representing the Awards and any Shares issued upon the exercise or settlement of such Awards prior to an effective registration statement filed with the SEC, and all certificate(s) issued in exchange therefor or in substitution thereof, will be endorsed with the following or a similar legend until such time as it is no longer required under the applicable requirements of the U.S. Securities Act:

“THE SECURITIES REPRESENTED HEREBY [for Awards add: AND ANY SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER. HEDGING TRANSACTIONS INVOLVING SUCH SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE U.S. SECURITIES ACT.”

9.5	Reorganization of the Corporation

The existence of any Awards will not affect in any way the right or power of the Corporation or its Shareholders to make or authorize any adjustment, reclassification, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, Shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

9.6	Quotation of Shares

So long as the Shares are listed on one or more Exchanges, the Corporation must apply to such Exchange or Exchanges for the listing or quotation, as applicable, of the Shares underlying the Awards granted under this Plan, however, the Corporation cannot guarantee that such Shares will be listed or quoted on any Exchange.

9.7	Governing Laws

This Plan and all matters to which reference is made in this Plan will be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

9.8	Severability

The invalidity or unenforceability of any provision of this Plan will not affect the validity or enforceability of any other provision and any invalid or unenforceable provision will be severed from this Plan.

9.9	Code Section 409A

It is intended that any payments under this Plan to U.S. Taxpayers will be exempt from or comply with Code Section 409A, and all provisions of this Plan will be construed and interpreted in a manner consistent with the requirements for avoiding taxes and penalties under Code Section 409A. Solely to the extent that Awards of a U.S. Taxpayer are determined to be subject to Code Section 409A, the following will apply with respect to the rights and benefits of U.S. Taxpayers under this Plan:

(1)	Except as permitted under Code Section 409A, any deferred compensation (within the meaning of Code Section 409A) payable to or for the benefit of a U.S. Taxpayer may not be reduced by, or offset against, any amount owing by the U.S. Taxpayer to the Corporation or any of its Affiliates.

(2)	Subject to the terms of this Plan, if a U.S. Taxpayer becomes entitled to receive payment in respect of any Share Units or any DSUs that are subject to Code Section 409A, as a result of their Separation from Service and the U.S. Taxpayer is a “specified Employee” (within the meaning of Code Section 409A) at the time of their Separation from Service, and the Board makes a good faith determination that (a) all or a portion of the Share Units or DSUs constitute “deferred compensation” (within the meaning of Code Section 409A) and (b) any such deferred compensation that would otherwise be payable during the six-month period following such Separation from Service is required to be delayed pursuant to the six-month delay rule set forth in Code Section 409A in order to avoid taxes or penalties under Code Section 409A, then payment of such “deferred compensation” will not be made to the U.S. Taxpayer before the date which is six months after the date of their Separation from Service (and will be paid in a single lump sum on the first day of the seventh month following the date of such Separation from Service) or, if earlier, the U.S. Taxpayer’s date of death.

(3)	A U.S. Taxpayer’s status as a “specified Employee” (within the meaning of Code Section 409A) will be determined by the Corporation as required by Code Section 409A on a basis consistent with Code Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Corporation that are subject to Code Section 409A.

(4)	Although the Corporation intends that Share Units will be exempt from Code Section 409A or will comply with Code Section 409A, and that DSUs will comply with Code Section 409A, the Corporation makes no assurances that the Share Units will be exempt from Code Section 409A or will comply with it. Each U.S. Taxpayer, any Beneficiary or the U.S. Taxpayer’s estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Taxpayer in connection with this Plan (including any taxes and penalties under Code Section 409A), and neither the Corporation nor any Subsidiary will have any obligation to indemnify or otherwise hold such U.S. Taxpayer or Beneficiary or the U.S. Taxpayer’s estate harmless from any or all of such taxes or penalties.

(5)	In the event that the Board determines that any amounts payable under this Plan will be taxable to a Participant under Code Section 409A prior to payment to such Participant of such amount, the Corporation may, subject to any requirements for Shareholder approval set out in the Exchange Rules, (a) adopt such amendments to this Plan and Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Board determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by this Plan and Share Units under this Plan and/or (b) take such other actions as the Board determines necessary or appropriate to avoid or limit the imposition of an additional tax under Code Section 409A.

(6)	In the event the Corporation amends, suspends or terminates this Plan or Share Units as permitted under this Plan, such amendment, suspension or termination will be undertaken in a manner that does not result in adverse tax consequences under Code Section 409A.

9.10	Effective Date of this Plan

This Plan will become effective upon a date to be determined by the Board.

EXHIBIT “A”

TO OMNIBUS EQUITY INCENTIVE PLAN OF ~~SANDBOX~~VERSAMET ROYALTIES ~~CORP.~~ CORPORATION

FORM OF OPTION AGREEMENT

This Option Agreement (this “Agreement”) is entered into as of [date] between ~~Sandbox~~Versamet Royalties ~~Corp.~~Corporation (the “Corporation”) and the Participant (as defined below) pursuant to the Corporation’s Omnibus Equity Incentive Plan (the “Plan”), a copy of which is attached to this Agreement, and confirms that on:

1.	(the “Grant Date”),

2.	(the “Participant”)

3.	was granted options (“Options”) to purchase common shares in the capital from treasury of the Corporation (each, a “Share”), in accordance with the terms of the Plan, which Options will bear the following terms:

(a)	Exercise Price and Expiry. Subject to the vesting conditions specified below, the Options will be exercisable by the Participant at a price of CAD$[●] per Share (the “Option Price”) at any time prior to expiry on [●] (the “Expiry Date”).

(b)	Vesting; Time of Exercise. Subject to the terms of the Plan, the Options will vest and become exercisable as follows:

Number of Options	Vested On

If the aggregate number of Shares vesting in a tranche set forth above includes a fractional Share, the aggregate number of Shares will be rounded down to the nearest whole number of Shares. Notwithstanding anything to the contrary in this Agreement, the Options will expire on the Expiry Date set forth above and must be exercised, if at all, on or before the Expiry Date. Options are denominated in Canadian dollars (CAD$).

4.	The Options will be exercisable only by delivery to the Corporation of a duly completed and executed notice in the form attached to this Agreement (the “Exercise Notice”), together with (a) payment of the Option Price for each Share covered by the Exercise Notice, and (b) payment of any withholding taxes as required in accordance with the terms of the Exercise Notice. Any such payment to the Corporation will be made by certified cheque or wire transfer in readily available funds.

5.	Subject to the terms of the Plan, the Options specified in an Exercise Notice will be deemed to be exercised upon receipt by the Corporation of such written Exercise Notice, together with the payment of all amounts required to be paid by the Participant to the Corporation pursuant to Section 4 of this Agreement.

6.	The Participant represents and warrants to the Corporation (on the date of this Agreement and upon each exercise of Options) that:

(a)	the Participant has not received any offering memorandum, or any other documents (other than annual financial statements, interim financial statements or any other document the content of which is prescribed by statute or regulation, other than an offering memorandum) describing the business and affairs of the Corporation that has been prepared for delivery to, and review by, a prospective purchaser in order to assist it in making an investment decision in respect of the Shares;

(b)	the Participant is acquiring the Shares without the requirement for the delivery of a prospectus or offering memorandum, pursuant to an exemption under applicable securities legislation and, as a consequence, is restricted from relying upon the civil remedies otherwise available under applicable securities legislation and may not receive information that would otherwise be required to be provided to it;

(c)	the Participant has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Corporation and does not desire to utilize a registrant in connection with evaluating such merits and risks;

(d)	the Participant acknowledges that an investment in the Shares involves a high degree of risk, and represents that it understands the economic risks of such investment and is able to bear the economic risks of this investment;

(e)	the Participant is responsible for paying any applicable taxes and withholding taxes arising from the exercise of any Options, as provided in Section 9.2 of the Plan;

(f)	this Agreement constitutes a legal, valid and binding obligation of the Participant, enforceable against the Participant in accordance with its terms; and

(g)	the execution and delivery of this Agreement and the performance of the obligations of the Participant under this Agreement will not result in the creation or imposition of any lien, charge or encumbrance upon the Shares.

The Participant acknowledges that the Corporation is relying upon such representations and warranties in granting the Options and issuing any Shares upon exercise thereof.

7.	The Participant: (a) acknowledges and represents that the Participant fully understands and agrees to be bound by the terms and provisions of this Agreement and the Plan; (b) agrees and acknowledges that the Participant has received a copy of the Plan and that the terms of the Plan form part of this Agreement, and (c) accepts these Options subject to all of the terms and provisions hereof and of the Plan. To the extent of any inconsistency between the terms of this Agreement and those of the Plan, the terms of the Plan will govern , except with respect to the time of termination of any Options, in which case the terms of this Agreement will govern unless prohibited by Applicable Law. The Participant has reviewed this Agreement and the Plan, and has had an opportunity to obtain the advice of counsel prior to executing this Agreement.

8.	This Agreement and the terms of the Plan (including any Exercise Notice delivered in connection with the exercise of any Options) constitute the entire agreement of the Corporation and the Participant (collectively, the “Parties”) with respect to the Options and supersede in their entirety all prior undertakings and agreements of the Parties with respect to the subject matter of this Agreement, and may not be modified adversely to the Participant’s interest except by means of a writing signed by the Parties. This Agreement and the terms of the Plan incorporated in this Agreement are to be construed in accordance with and governed by the laws of the Province of British Columbia. Should any provision of this Agreement or the Plan be determined by a court of law to be illegal or unenforceable, such provision will be enforced to the fullest extent allowed by law and the other provisions will nevertheless remain effective and will remain enforceable.

9.	In accordance with Section 9.4(5) of the Plan, if the Options and the underlying Shares are not registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, the Options may not be exercised in the United States or by U.S. Persons unless an exemption from the registration requirements of the U.S. Securities Act is available. Any Shares issued to Option holders in the United States that have not been registered under the U.S. Securities Act will be deemed “restricted securities” (as defined in Rule 144(a)(3) of the U.S. Securities Act) and bear a restrictive legend to such effect.

All capitalized terms used but not otherwise defined in this Agreement will have the meaning given in the Plan.

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IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first set out above.

~~SANDBOX~~VERSAMET ROYALTIES ~~CORP.~~ CORPORATION

Per:
Authorized Signatory

[NAME OF PARTICIPANT]
[Name of Authorized Signatory: ●]
[Title of Authorized Signatory: ●]

Note to Plan Participants

This Agreement must be signed where indicated and returned to the Corporation within 30 days of receipt. Failure to delivery an executed copy of this Agreement by such date will result in the cancellation of your Options.

FORM OF OPTION EXERCISE NOTICE

TO:     ~~SANDBOX~~VERSAMET ROYALTIES ~~CORP.~~CORPORATION

This Exercise Notice is made in reference to the Omnibus Equity Incentive Plan (the “Plan”) of ~~Sandbox~~Versamet Royalties ~~Corp.~~Corporation (the “Corporation”).

The undersigned (the “Participant”) holds options (“Options”) under the Plan to purchase ● common shares of the Corporation (each, a “Share”) at a price per Share of CAD$● (the “Option Price”) pursuant to the terms and conditions set out in that certain option agreement between the Participant and the Corporation dated ● (the “Agreement”). The Participant confirms the representations and warranties contained in the Agreement.

The Participant hereby irrevocably gives notice of the exercise of                          Options held by the Participant pursuant to the Agreement at the Option Price, for an aggregate exercise price of CAD$                              (the “Aggregate Option Price”), on the terms specified in the Agreement and encloses herewith a certified cheque payable to the Corporation or evidence of wire transfer to the Corporation in full satisfaction of the Aggregate Option Price.

The Participant acknowledges and agrees that: (i) in addition to the Aggregate Option Price, the Corporation may require the Participant to also provide the Corporation with a certified cheque or evidence of wire transfer equal to the amount of any Applicable Withholding Taxes associated with the exercise of such Options, before the Corporation will issue any Shares to the Participant in settlement of the Options; and (ii) the Corporation will have the sole discretion to determine the amount of any Applicable Withholding Taxes associated with the exercise of such Options, and will inform the Participant of such amount as soon as reasonably practicable upon receipt of this completed Exercise Notice.

Registration:

The Shares issued pursuant to this Exercise Notice are to be registered in the name of the undersigned and are to be delivered, as directed below:

Name:

Address:

Date	Name of Participant

Signature of Participant

EXHIBIT “B”

TO OMNIBUS EQUITY INCENTIVE PLAN OF ~~SANDBOX~~VERSAMET ROYALTIES ~~CORP.~~CORPORATION

FORM OF SHARE APPRECIATION RIGHT AGREEMENT

This Share Appreciation Right Agreement (this “Agreement”) is entered into as of [date] between ~~Sandbox~~Versamet Royalties ~~Corp.~~Corporation (the “Corporation”) and the Participant (as defined below) pursuant to the Corporation’s Omnibus Equity Incentive Plan (the “Plan”), a copy of which is attached to this Agreement, and confirms that on:

1.	(the “Grant Date”),

2.	(the “Participant”)

3.	was granted share appreciation rights (“SARs”) in accordance with the terms of the Plan, which SARs will bear the following terms:

(a)	Settlement Price. Subject to the vesting conditions specified below, the SARs will have a Base Value of CAD$● per Share and shall be settled by the Corporation by the payment of cash, issuance of Shares or a combination thereof (as determined by the Corporation in its discretion), having an aggregate value equal to the Appreciation Value of the SARs to be settled, after deduction of any Applicable Withholding Taxes.

(b)	Vesting. Subject to the terms of the Plan, the SARs will vest as follows:

Number of SARs	Vesting Date / Condition

If the aggregate number of Shares vesting in a tranche set forth above includes a fractional Share, the aggregate number of Shares will be rounded down to the nearest whole number of Shares.

4.	The Participant represents and warrants to the Corporation (on the date of this Agreement and upon each settlement of the SARs granted pursuant to this Agreement) that:

(a)	the Participant has not received any offering memorandum or any other document describing the business and affairs of the Corporation that has been prepared for delivery to, and review by, a prospective purchaser in order to assist it in making an investment decision in respect of the Shares;

(b)	the Participant is acquiring the SARs and any underlying Shares, if any, without the requirement for the delivery of a prospectus or offering memorandum pursuant to an exemption under applicable securities laws and, as a consequence, is restricted from relying upon the civil remedies otherwise available under applicable securities laws, and may not receive information that would otherwise be required to be provided to it;

(c)	the Participant has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Corporation and does not desire to utilize a registrant in connection with evaluating such merits and risks;

(d)	the Participant acknowledges that an investment in the Shares involves a high degree of risk, and represents that it understands the economic risks of such investment and is able to bear the economic risks of this investment;

(e)	the Participant acknowledges that the Participant is responsible for paying any applicable taxes, including withholding taxes, arising from or with respect to the settlement of any SARs, and the sale of any Shares acquired in connection with such settlement, if any, as provided in Section 9.2 of the Plan;

(f)	this Agreement constitutes a legal, valid and binding obligation of the Participant, enforceable against the Participant in accordance with its terms; and

(g)	the execution and delivery of this Agreement and the performance by the Participant of its obligations under this Agreement will not result in the creation or imposition of any lien, charge or encumbrance upon the Shares.

The Participant acknowledges that the Corporation is relying upon such representations and warranties in granting the SARs and paying any cash and/or issuing any Shares upon settlement of any SARs.

5.	The Participant: (a) acknowledges and represents that the Participant fully understands and agrees to be bound by the terms and provisions of this Agreement and the Plan; (b) agrees and acknowledges that the Participant has received a copy of the Plan and that the terms of the Plan form part of this Agreement, and (c) accepts the SARs subject to all of the terms and provisions of this Agreement and of the Plan. If there is any inconsistency between the terms of this Agreement and those of the Plan, the terms of the Plan will govern , except with respect to the time of termination of any SARs, in which case the terms of this Agreement will govern unless prohibited by Applicable Law. The Participant has reviewed this Agreement and the Plan, and has had an opportunity to obtain the advice of counsel prior to executing this Agreement.

6.	This Agreement and the Plan constitute the entire agreement of the Corporation and the Participant (collectively, the “Parties”) with respect to the SARs and supersede in their entirety all prior undertakings and agreements of the Parties with respect to the subject matter of this Agreement, and may not be modified adversely to the Participant’s interest except by means of a writing signed by the Parties. This Agreement and the terms of the Plan are to be construed in accordance with and governed by the laws of the Province of British Columbia. Should any provision of this Agreement or the Plan be determined by a court of law to be illegal or unenforceable, such provision will be enforced to the fullest extent allowed by law and the other provisions will nevertheless remain effective and will remain enforceable.

7.	In accordance with Section 9.4(5) of the Plan, if the SARs and any Shares that may be issued upon settlement of the SARs are not registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any applicable state securities laws, the SARs may not be settled by the issuance of Shares in the United States or by U.S. Persons, unless an exemption from the registration requirements of the U.S. Securities Act is available. If the Participant is a U.S. Person or is in the United States, any Shares issued to the Participant that have not been registered under the U.S. Securities Act will be deemed “restricted securities” (as defined in Rule 144(a)(3) of the U.S. Securities Act) and bear a restrictive legend to such effect.

All capitalized terms used but not otherwise defined in this Agreement will have the meaning given in the Plan.

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IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first set out above.

~~SANDBOX~~VERSAMET ROYALTIES ~~CORP.~~ CORPORATION

Per:
Authorized Signatory

[NAME OF PARTICIPANT]
[Name of Authorized Signatory: ●]
[Title of Authorized Signatory: ●]

Note to Plan Participants

This Agreement must be signed where indicated and returned to the Corporation within 30 days of receipt. Failure to return an executed copy of this Agreement by such time will result in the cancellation of your SARs.

EXHIBIT “C”

TO OMNIBUS EQUITY INCENTIVE PLAN OF ~~SANDBOX~~VERSAMET ROYALTIES ~~CORP.~~CORPORATION

FORM OF SHARE UNIT AGREEMENT

This Share Unit Agreement (this “Agreement”) is entered into between ~~Sandbox~~Versamet Royalties ~~Corp.~~Corporation (the “Corporation”) and the Participant (as defined below) as of [date], pursuant to the Corporation’s Omnibus Equity Incentive Plan (the “Plan”), a copy of which is attached to this Agreement, and confirms that on:

1.	(the “Grant Date”),

2.	(the “Participant”)

3.	was granted Share Units (the “Share Units”) in accordance with the terms of the Plan, which Share Units will vest as follows:

Number of Share Units	Time Vesting Conditions	Performance Vesting Conditions

all on the terms and subject to the conditions set out in the Plan.

4.	The Share Units granted hereunder are [Cash-or-Share -Settled Share Units] OR [Share-Settled Share Units].

5.	Subject to the terms and conditions of the Plan, the Performance Period for any performance-based Share Units commences on the Grant Date and ends at the close of business on [●] (the “Performance Period”), while the restriction period for any time-based Share Units commences on the Grant Date and ends at the close of business on [●] (the “Restriction Period”). Subject to the terms and conditions of the Plan, the Share Units will be redeemed and settled 15 days after the applicable Vesting Date, all in accordance with the terms of the Plan.

6.	By signing this Agreement, the Participant acknowledges and agrees that:

(a)	the Participant has read and understands the Plan and agrees with the terms and conditions of the Plan, which terms and conditions are incorporated into and form part of this Agreement (subject to any specific variations contained in this Agreement);

(b)	subject to the vesting and other conditions and provisions in this Agreement and the Plan, each Share Unit will entitle the Participant to receive on settlement a payment described in the Plan;

(c)	the Participant is responsible for paying any applicable taxes, including withholding taxes, arising from the vesting and redemption of any Share Unit, including any Shares issued in connection with such redemption, as determined by the Corporation in its sole discretion;

(d)	the Share Units do not carry any voting rights;

(e)	the value of the Share Units is denominated in Canadian dollars (CAD$) and such value is not guaranteed; and

(f)	in the sole discretion of the Corporation, the Plan can be administered by a designee of the Corporation by virtue of Section 2.2 of the Plan and any communication from or to the designee will be deemed to be from or to the Corporation.

7.	The Participant: (a) acknowledges and represents that the Participant fully understands and agrees to be bound by the terms and provisions of this Agreement and the Plan; (b) agrees and acknowledges that the Participant has received a copy of the Plan and that the terms of the Plan form part of this Agreement, and (c) accepts the Share Units subject to all of the terms and provisions of this Agreement and the Plan. If there is any inconsistency between the terms of this Agreement and those of the Plan, the terms of the Plan will govern , except with respect to the time of termination of any Share Units, in which case the terms of this Agreement will govern unless prohibited by Applicable Law. The Participant has reviewed this Agreement and the Plan and has had an opportunity to obtain the advice of counsel prior to executing this Agreement.

8.	This Agreement and the terms of the Plan constitute the entire agreement of the Corporation and the Participant (collectively, the “Parties”) with respect to the Share Units and supersede in their entirety all prior undertakings and agreements of the Parties with respect to the subject matter of this Agreement. This Agreement may not be modified adversely to the Participant’s interest except by mutual written consent of the Parties. This Agreement and the terms of the Plan are to be construed in accordance with and governed by the laws of the Province of British Columbia. Should any provision of this Agreement or the Plan be determined by a court of law to be illegal or unenforceable, such provision will be enforced to the fullest extent allowed by law and the other provisions will nevertheless remain effective and will remain enforceable.

9.	In accordance with Section 9.4(5) of the Plan, unless the Shares that may be issued upon the settlement of vested Share Units are registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and any applicable state securities laws, such Shares may not be issued in the United States or to U.S. Persons, unless an exemption from the registration requirements of the U.S. Securities Act is available. Any Shares issued to a Participant in the United States that have not been registered under the U.S. Securities Act will be deemed “restricted securities” (as defined in Rule 144(a)(3) of the U.S. Securities Act) and bear a restrictive legend to such effect.

All capitalized terms used but not otherwise defined in this Agreement will have the meaning given in the Plan.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first set out above.

~~SANDBOX~~VERSAMET ROYALTIES ~~CORP.~~ CORPORATION

Per:
Authorized Signatory

[NAME OF PARTICIPANT]

Note to Plan Participants

This Agreement must be signed where indicated and returned to the Corporation within 30 days of receipt. Failure to acknowledge acceptance of this grant will result in the cancellation of your Share Units.

EXHIBIT “D”

TO OMNIBUS EQUITY INCENTIVE PLAN OF ~~SANDBOX~~VERSAMET ROYALTIES ~~CORP.~~CORPORATION

FORM OF DEFERRED SHARE UNIT AGREEMENT

This DSU Agreement (this “Agreement”) is entered into as of [date] between ~~Sandbox~~Versamet Royalties ~~Corp.~~Corporation (the “Corporation”) and the Participant (as defined below), pursuant to the Corporation’s Omnibus Equity Incentive Plan (the “Plan”), a copy of which is attached to this Agreement, and confirms that on:

1.	(the “Grant Date”),

2.	(the “Participant”)

3.	was granted deferred share units (“DSUs”), in accordance with the terms of the Plan.

4.	The DSUs subject to this Agreement [are fully vested] [will become vested as follows: ].

5.	Subject to the terms of the Plan, the settlement of the DSUs, in cash (or, at the election of the Corporation, in Shares or a combination of cash and Shares), will be payable to the Participant, net of any Applicable Withholding Taxes in accordance with the Plan, not later than December 15th of the first calendar year commencing immediately after the Termination Date, provided that if the Participant is a U.S. Taxpayer, the settlement will be as soon as administratively feasible following the Participant’s Separation from Service. If the Participant is both a U.S. Taxpayer and a Canadian Participant, the settlement of the DSUs will be subject to the provisions of Section 6.5(1) of the Plan.

6.	By signing this agreement, the Participant:

(a)	acknowledges that the Participant has read and understands the Plan and agrees with the terms and conditions of the Plan, which terms and conditions are incorporated into and form part of this Agreement (subject to any specific variations contained in this Agreement);

(b)	acknowledges that the Participant is responsible for paying any applicable taxes, including withholding taxes, arising from the vesting and redemption of any DSU, as determined by the Corporation in its sole discretion;

(c)	agrees that the DSUs do not carry any voting rights;

(d)	acknowledges that the value of the DSUs is denominated in Canadian dollars (CAD$), and such value is not guaranteed; and

(e)	recognizes that, in the sole discretion of the Corporation, the Plan can be administered by a designee of the Corporation by virtue of Section 2.2 of the Plan and any communication from or to the designee will be deemed to be from or to the Corporation.

7.	he Participant: (a) acknowledges and represents that the Participant fully understands and agrees to be bound by the terms and provisions of this Agreement and the Plan; (b) agrees and acknowledges that the Participant has received a copy of the Plan and that the terms of the Plan form part of this Agreement, and (c) accepts the DSUs subject to all of the terms and provisions of this Agreement and of the Plan. ~~[~~If there is any inconsistency between the terms of this Agreement and the Plan, the terms of the Plan will govern~~]~~, except with respect to the time of termination of any DSUs, in which case the terms of this Agreement will govern unless prohibited by Applicable Law. The Participant has reviewed this Agreement and the Plan, and has had an opportunity to obtain the advice of counsel prior to executing this Agreement.

8.	This Agreement and the Plan constitute the entire agreement of the Corporation and the Participant (collectively, the “Parties”) with respect to the DSUs and supersede in their entirety all prior undertakings and agreements of the Parties with respect to the DSUs. This Agreement may not be modified adversely to the Participant’s interest except by mutual written consent of the Parties. This Agreement and the terms of the Plan are to be construed in accordance with and governed by the laws of the Province of British Columbia. Should any provision of this Agreement or the Plan be determined by a court of law to be illegal or unenforceable, such provision will be enforced to the fullest extent allowed by law and the other provisions will nevertheless remain effective and will remain enforceable.

9.	In accordance with Section 9.4(5) of the Plan, unless the Shares that may be issued upon the settlement of the DSUs are registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and any applicable state securities laws, such Shares may not be issued in the United States or to U.S. Persons, unless an exemption from the registration requirements of the U.S. Securities Act is available. Any Shares issued to a Participant in the United States that have not been registered under the U.S. Securities Act will be deemed “restricted securities” (as defined in Rule 144(a)(3) of the U.S. Securities Act) and bear a restrictive legend to such effect.

All capitalized terms used but not otherwise defined in this Agreement will have the meaning given in the Plan.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first set out above.

~~SANDBOX~~VERSAMET ROYALTIES ~~CORP.~~ CORPORATION

Per:
Authorized Signatory

[NAME OF PARTICIPANT]

Note to Plan Participants

This Agreement must be signed where indicated and returned to the Corporation within 30 days of receipt. Failure to acknowledge acceptance of this grant will result in the cancellation of your DSUs.

EXHIBIT “E”

TO OMNIBUS EQUITY INCENTIVE PLAN OF ~~SANDBOX~~VERSAMET ROYALTIES ~~CORP.~~CORPORATION

FORM OF SHARE-SETTLED SHARE UNIT DEFERRED SETTLEMENT ELECTION

This Share-Settled Share Unit Deferred Settlement Election (this ~~“~~“Election~~”~~”) is provided by the Participant noted below to ~~Sandbox~~Versamet Royalties ~~Corp.~~Corporation (the ~~“~~“Corporation~~”~~”) as of [date], pursuant to the Corporation’s Omnibus Equity Incentive Plan (the ~~“~~“Plan~~”~~”). All capitalized terms used but not otherwise defined in this Election will have the meaning given in the Plan.

Pursuant to Section 5.6(4) of the Plan, the undersigned hereby elects to defer the Redemption Date in respect of the following Share-Settled Share Units:

[number] Share-Settled Share Units which have a Vesting Date of [insert date].

By signing this Election, the Participant:

(a)	acknowledges that the Participant has read and understands the Plan and agrees with the terms and conditions of the Plan, including as to the making of this Election, which terms and conditions are incorporated into and form part of this Election;

(b)	acknowledges that this Election is valid only if provided to the Corporation not later than 30 days prior to the Vesting Date for the Share-Settled Share Units designated above;

(c)	confirms that this Election does not apply in respect of any Cash-or-Share -Settled Share Units;

(d)	acknowledges that this Election is irrevocable in respect of the calendar year in which it is made;

(e)	confirms that the Participant is responsible for providing written notice to the Corporation of the Participant~~’~~’s revocation of this Election;

(f)	acknowledges that, by virtue of making this Election, the Redemption Date for the Share-Settled Share Units designated above will be the date that is the earlier of: (a) the 15th day following the date that the Participant has informed, in writing, the Corporation of the revocation of his or her Election (or, if such day is not a Business Day, on the immediately following Business Day); and (b) the Termination Date of the Participant;

(g)	acknowledges that the value of the Shares to be issued to the Participant on the Redemption Date of the Share-Settled Share Units designated above is not guaranteed and may decrease in value from the Vesting Date of such Share-Settled Share Units; and

(h)	acknowledges and confirms that the Corporation is not providing any tax or legal advice to the Participant in respect of the tax or other implications of making this Election and that the Participant has had the opportunity to receive independent tax advice.

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[NAME OF PARTICIPANT]

Schedule D

Board Mandate

(Please see attached.)

MANDATE OF THE BOARD OF DIRECTORS

Subject to the constating documents of Versamet Royalties Corporation (the “Company”) and applicable law, the Board of Directors of the Company (the “Board”) has a responsibility for the stewardship of the Company, including the responsibility to supervise the management of and oversee the conduct of the business of the Company; provide leadership and direction to management and consider management’s performance in conjunction with the Company’s compensation plans; set policies appropriate for the business of the Company; and approve corporate strategies and goals.

The Board’s fundamental objective is to protect and preserve shareholder value by fostering strong corporate governance practices through its leadership and direction of management and guidance of the Company’s strategic direction.

COMPOSITION

The Board shall use commercially reasonable efforts to ensure a majority of the Board is independent from the Company. For the purposes of this Mandate, the definition of “independent” shall be the definition set out in National Instrument 52-110 Audit Committees, namely that a director is independent if they have no direct or indirect relationship with the Company that could, in the view of the other members of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Members of the Board shall also possess the necessary skills, expertise, diversity, and competencies that the Board is expected to possess. In addition, the members of the Board may be required to satisfy criteria as determined by a stock exchange upon which the Company’s securities are listed and posted for trading.

The directors will be elected each year by the shareholders of the Company at the annual general meeting of shareholders. The Nominating and Governance Committee will recommend to the full Board nominees for election to the Board and the Board will propose nominees to the shareholders for election as directors for the ensuing year.

Note that in due course and when considered appropriate, the Board intends on establishing committees, including a Nominating and Governance Committee, Audit Committee, and Compensation Committee, however as of the date this Mandate was approved, it is the Board’s intention that the duties of these committees will be administered by the Board as a whole. Therefore, any reference to a committee in this Mandate shall mean the Board as a whole until such committee is established.

DUTIES AND RESPONSIBILITIES

a)	A principal responsibility of the Chair of the Board (the “Chair”) will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time. The Chair need not be independent of management, however, if the Chair is not independent then the Board shall consider appointing a Lead Director, at the recommendation from the Nominating and Governance Committee.

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b)	The Board will ensure that proper limits are placed on management’s authority.

c)	In conjunction with each annual general meeting, the Board shall:

i.	appoint a Chair;

ii.	appoint the senior officers of the Company [and approve the senior management structure of the Company]; and

iii.	appoint committees of the Board.

d)	The Board will ensure that it adopts and maintains appropriate mandates, charters and position descriptions for: the Board, the Chair, the CEO, the committee chairs, as well as for the committees themselves;

e)	The Board shall be responsible for monitoring the performance of the CEO and determining the compensation of the CEO. The Board will receive reports and recommendations from the Chair on both CEO performance and compensation in connection therewith;

f)	From time to time, the Board may appoint special committees to assist the Board in connection with specific matters; and

g)	The Board shall meet not less than four times during each fiscal year. The Board will also meet at any other time at the call of the Chair or any director, subject to the constating documents of the Company.

Management Oversight

The Board will ensure the Company has management with the appropriate skillset and experience. This responsibility is carried out primarily by:

a)	appointing the CEO as the Company’s business leader and developing criteria and objectives against which the Board will assess, on an ongoing basis, the CEO’s individual performance;

b)	developing and approving corporate objectives which the CEO is responsible for meeting, and assessing the CEO against these objectives; and

c)	developing a position description for the CEO and reviewing performance against such description.

Strategic Planning Process and Risk Management

a)	The Board is responsible for adopting, supervising and providing guidance on the strategic planning process and approving a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business.

b)	The CEO and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of annual and long-term corporate objectives for the Company, which are to be reviewed and approved not less than annually, by the Board.

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c)	The Board will have a continuing understanding of the principal risks associated with the business, largely through continuous communication with management. The Board will ensure the implementation of appropriate systems to manage any such risks.

d)	The Board will provide guidance to the CEO and senior management team with respect to the Company’s ongoing strategic plan. The Board is responsible for monitoring the success of management in implementing the approved strategies and goals.

Internal Controls and Management Information Systems

Through the CEO, management will establish systems to ensure that appropriate and responsible levels of internal controls are in place for the Company. The confidence of the Board in the ability and integrity of management is the paramount control mechanism.

COMMUNICATIONS

a)	The Board will monitor and periodically review the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including:

i.	effective means to enable shareholders to communicate with senior management and the Board; and

ii.	effective channels by which the Company may interact with analysts and all other stakeholders.

b)	The Board will review and if necessary, approve the content of the Company’s major communications to shareholders and the investing public, including interim and annual reports, the Management Information Circular, and any prospectuses that may be issued.

c)	In due course and when considered appropriate, the Board intends on establishing and maintaining a disclosure policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media.

d)	All directors will have open access to the Company’s senior management.

e)	The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

SUCCESSION PLANNING

The Board will regularly consider and develop succession plans for the Chair and CEO. The Board will review succession plans for the officers of the Company regularly with the CEO.

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BOARD INDEPENDENCE

The Board will, where deemed desirable or necessary, implement appropriate structures and procedures to ensure that the Board can function independently of management which may include the institution of regular meetings of independent directors at every quarterly Board meeting, without the presence of management.

NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The Nominating and Governance Committee, in conjunction with the Chair and the CEO, is responsible for ensuring that new directors are provided with an orientation and education program. The Board will assist the Nominating and Governance Committee in establishing and maintaining an ongoing director education program.

GENERAL OBLIGATIONS

a)	Approve all significant acquisition plans and oversee the allocation of funds and financing for such acquisitions.

b)	Approve any policy for hedging and forward sales of the Company’s products.

c)	Approve all significant policies which in the opinion of the Board would have a direct impact on how the Company carries on its business or on how the Company would be perceived by its stakeholders.

d)	Approve any policy for hedging foreign currency risk.

e)	Approve the annual budget.

f)	Approve any material Company financing(s), including but not limited to: the issue of equity, debentures, convertible debentures, and bank or other borrowings.

g)	Attend, prepare for and be actively involved in regular Board meetings and, if applicable, Board committee meetings.

h)	With the assistance of the Nominating and Governance Committee, develop the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

i)	Adopt and monitor a formal “Code of Ethical Conduct” that will govern the behavior of directors, officers and employees of the Company.

INDEPENDENT ADVISORS

The Board and any committees may at any time retain outside financial, legal or other advisors at the reasonable expense of the Company. Any director may, subject to the approval of the Chair, retain an outside advisor at the expense of the Company.

ADOPTED AND APPROVED by the Board on March 9, 2023.

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